1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 18, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2015 and 2014 and Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2015, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the International Financial Reporting Standards No. 10, “Consolidated Financial Statements.” In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By

MORRIS CHANG
Chairman

February 2, 2016

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2015 and 2014 and January 1, 2014 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2015 and 2014 and January 1, 2014, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the International Financial Reporting Standards, International Accounting Standards, interpretation as well as related guidance translated by Accounting Research and Development Foundation endorsed by the Financial Supervisory Commission of the Republic of China with the effective dates.

We have also audited, in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the years ended December 31, 2015 and 2014 and January 1, 2014 on which we have issued an unqualified opinion.

February 2, 2016

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2015 (Note 3)		December 31, 2014 (Adjusted) (Note 3)		January 1, 2014 (Adjusted) (Note 3)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$562,688,930	34	$358,449,029	24	$242,695,447	19
Financial assets at fair value through profit or loss (Note 7)	6,026	—	192,045	—	90,353	—
Available-for-sale financial assets (Note 8)	14,299,361	1	73,797,476	5	760,793	—
Held-to-maturity financial assets (Note 9)	9,166,523	1	4,485,593	—	1,795,949	—
Hedging derivative financial assets (Note 10)	1,739	—	—	—	—	—
Notes and accounts receivable, net (Note 11)	85,059,675	5	114,734,743	8	71,649,926	6
Receivables from related parties (Note 37)	505,722	—	312,955	—	291,708	—
Other receivables from related parties (Note 37)	125,018	—	178,625	—	221,576	—
Inventories (Notes 5 and 12)	67,052,270	4	66,337,971	5	37,494,893	3
Noncurrent assets held for sale (Note 34)	—	—	944,208	—	—	—
Other financial assets (Note 38)	4,305,358	—	3,476,884	—	501,785	—
Other current assets (Note 17)	3,533,369	—	3,656,110	—	2,984,224	—

Total current assets	746,743,991	45	626,565,639	42	358,486,654	28

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	—	—	—	—	58,721,959	5
Held-to-maturity financial assets (Note 9)	6,910,873	—	—	—	—	—
Financial assets carried at cost (Notes 13 and 36)	3,990,882	—	1,800,542	—	2,145,591	—
Investments accounted for using equity method (Notes 5 and 14)	24,091,828	2	28,255,737	2	28,321,241	2
Property, plant and equipment (Notes 5 and 15)	853,470,392	52	818,198,801	55	792,665,913	63
Intangible assets (Notes 5, 16 and 33)	14,065,880	1	13,531,510	1	11,490,383	1
Deferred income tax assets (Notes 5 and 30)	6,384,974	—	5,138,782	—	7,145,004	1
Refundable deposits	430,802	—	356,069	—	2,519,031	—
Other noncurrent assets (Note 17)	1,428,676	—	1,202,006	—	1,469,577	—

Total noncurrent assets	910,774,307	55	868,483,447	58	904,478,699	72

TOTAL	$1,657,518,298	100	$1,495,049,086	100	$1,262,965,353	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$39,474,000	2	$36,158,520	2	$15,645,000	1
Financial liabilities at fair value through profit or loss (Note 7)	72,610	—	486,214	—	33,750	—
Hedging derivative financial liabilities (Note 10)	—	—	16,364,241	1	—	—
Accounts payable	18,575,286	1	21,878,934	2	14,670,260	1
Payables to related parties (Note 37)	1,149,988	—	1,491,490	—	1,688,456	—
Salary and bonus payable	11,702,042	1	10,573,922	1	8,330,956	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 23 and 32)	20,958,893	1	18,052,820	1	12,738,801	1
Payables to contractors and equipment suppliers	26,012,192	2	26,980,408	2	89,810,160	7
Income tax payable (Notes 5 and 30)	32,901,106	2	28,616,574	2	22,563,286	2
Provisions (Notes 5 and 19)	10,163,536	1	10,445,452	1	7,603,781	1
Liabilities directly associated with noncurrent assets held for sale (Note 34)	—	—	219,043	—	—	—
Long-term liabilities - current portion (Note 20)	23,517,612	1	—	—	—	—
Accrued expenses and other current liabilities (Note 22)	27,701,329	2	29,746,011	2	16,693,484	1

Total current liabilities	212,228,594	13	201,013,629	14	189,777,934	15

NONCURRENT LIABILITIES
Hedging derivative financial liabilities (Note 10)	—	—	—	—	5,481,616	—
Bonds payable (Note 20)	191,965,082	12	213,673,818	14	210,767,625	17
Long-term bank loans	32,500	—	40,000	—	40,000	—
Deferred income tax liabilities (Notes 5 and 30)	31,271	—	199,750	—	—	—
Obligations under finance leases	—	—	802,108	—	776,230	—
Net defined benefit liability (Notes 5 and 21)	7,448,026	—	6,567,782	—	6,801,663	1
Guarantee deposits (Note 22)	21,564,801	1	25,538,475	2	151,660	—
Others (Note 19)	1,613,545	—	885,192	—	694,901	—

Total noncurrent liabilities	222,655,225	13	247,707,125	16	224,713,695	18

Total liabilities	434,883,819	26	448,720,754	30	414,491,629	33

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 23)	259,303,805	16	259,296,624	17	259,286,171	21

Capital surplus (Note 23)	56,300,215	3	55,989,922	4	55,858,626	4

Retained earnings (Note 23)
Appropriated as legal capital reserve	177,640,561	11	151,250,682	10	132,436,003	11
Appropriated as special capital reserve	—	—	—	—	2,785,741	—
Unappropriated earnings	716,653,025	43	553,914,592	37	383,670,168	30

	894,293,586	54	705,165,274	47	518,891,912	41

Others (Note 23)	11,774,113	1	25,749,291	2	14,170,306	1

Equity attributable to shareholders of the parent	1,221,671,719	74	1,046,201,111	70	848,207,015	67

NONCONTROLLING INTERESTS (Note 23)	962,760	—	127,221	—	266,709	—

Total equity	1,222,634,479	74	1,046,328,332	70	848,473,724	67

TOTAL	$1,657,518,298	100	$1,495,049,086	100	$1,262,965,353	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2015 (Note 3)		2014 (Adjusted) (Note 3)
	Amount	%	Amount	%

NET REVENUE (Notes 5, 25, 37 and 42)	$843,497,368	100	$762,806,465	100

COST OF REVENUE (Notes 5, 12, 32 and 37)	433,117,601	51	385,113,005	50

GROSS PROFIT BEFORE REALIZED GROSS PROFIT ON SALES TO ASSOCIATES	410,379,767	49	377,693,460	50

REALIZED GROSS PROFIT ON SALES TO ASSOCIATES	15,126	—	28,556	—

GROSS PROFIT	410,394,893	49	377,722,016	50

OPERATING EXPENSES (Notes 5, 32 and 37)
Research and development	65,544,579	8	56,828,815	8
General and administrative	17,257,237	2	18,933,335	2
Marketing	5,664,684	1	5,087,420	1

Total operating expenses	88,466,500	11	80,849,570	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 15, 16, 26 and 32)	(1,880,618)	—	(1,002,137)	—

INCOME FROM OPERATIONS (Note 42)	320,047,775	38	295,870,309	39

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture (Notes 14 and 42)	4,132,128	—	3,950,469	1
Other income (Note 27)	4,750,829	1	3,380,407	—
Foreign exchange gain, net (Note 41)	2,481,446	—	2,111,310	—
Finance costs (Note 28)	(3,190,331)	—	(3,236,345)	—
Other gains and losses (Note 29)	22,207,064	3	2,207	—

Total non-operating income and expenses	30,381,136	4	6,208,048	1

INCOME BEFORE INCOME TAX	350,428,911	42	302,078,357	40

INCOME TAX EXPENSE (Notes 5, 30 and 42)	43,872,744	6	38,314,399	5

NET INCOME	306,556,167	36	263,763,958	35

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 23 and 30)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(827,703)	—	258,482	—
Share of other comprehensive loss of associate and joint venture	(2,546)	—	(15,664)	—
Income tax benefit (expense) related to items that will not be reclassified subsequently	99,326	—	(31,952)	—

	(730,923)	—	210,866	—

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2015 (Note 3)			2014 (Adjusted) (Note 3)
	Amount		%	Amount		%

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		$6,604,768	1		$11,771,129	1
Changes in fair value of available-for-sale financial assets		(20,489,015)	(2)		(36,559)	—
Share of other comprehensive loss of associates and joint venture		(83,021)	—		(135,284)	—
Income tax expense related to items that may be reclassified subsequently		(15,991)	—		(5,131)	—

		(13,983,259)	(1)		11,594,155	1

Other comprehensive income (loss) for the year, net of income tax		(14,714,182)	(1)		11,805,021	1

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		$291,841,985	35		$275,568,979	36

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$306,573,837	36		$263,881,771	35
Noncontrolling interests		(17,670)	—		(117,813)	—

		$306,556,167	36		$263,763,958	35

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$291,867,757	35		$275,670,991	36
Noncontrolling interests		(25,772)	—		(102,012)	—

		$291,841,985	35		$275,568,979	36

	2015			2014
	Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 31)
Basic earnings per share	$		11.82	$		10.18

Diluted earnings per share	$		11.82	$		10.18

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency	Unrealized Gain/Loss from Available-
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2014	25,928,617	$259,286,171	$55,858,626	$132,436,003	$2,785,741	$382,971,408	$518,193,152	$(7,140,362)	$21,310,781	$(113)	$14,170,306	$847,508,255	$266,830	$847,775,085

Effect of retrospective application	—	—	—	—	—	698,760	698,760	—	—	—	—	698,760	(121)	698,639

ADJUSTED BALANCE, JANUARY 1, 2014	25,928,617	259,286,171	55,858,626	132,436,003	2,785,741	383,670,168	518,891,912	(7,140,362)	21,310,781	(113)	14,170,306	848,207,015	266,709	848,473,724

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	18,814,679	—	(18,814,679)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(2,785,741)	2,785,741	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.0 per share	—	—	—	—	—	(77,785,851)	(77,785,851)	—	—	—	—	(77,785,851)	—	(77,785,851)

Total	—	—	—	18,814,679	(2,785,741)	(93,814,789)	(77,785,851)	—	—	—	—	(77,785,851)	—	(77,785,851)

Net income in 2014	—	—	—	—	—	263,881,771	263,881,771	—	—	—	—	263,881,771	(117,813)	263,763,958

Other comprehensive income in 2014, net of income tax	—	—	—	—	—	210,235	210,235	11,642,475	(63,298)	(192)	11,578,985	11,789,220	15,801	11,805,021

Total comprehensive income in 2014	—	—	—	—	—	264,092,006	264,092,006	11,642,475	(63,298)	(192)	11,578,985	275,670,991	(102,012)	275,568,979

Issuance of stock from exercise of employee stock options	1,045	10,453	36,602	—	—	—	—	—	—	—	—	47,055	—	47,055

Disposal of investments accounted for using equity method	—	—	(2,273)	—	—	—	—	—	—	—	—	(2,273)	—	(2,273)

Adjustments to share of changes in equities of associates and joint venture	—	—	93,459	—	—	—	—	—	—	—	—	93,459	(26)	93,433

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	—	(8)	—	—	(32,793)	(32,793)	—	—	—	—	(32,801)	32,801	—

From share of changes in equities of subsidiaries	—	—	3,516	—	—	—	—	—	—	—	—	3,516	(3,516)	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(66,735)	(66,735)

ADJUSTED BALANCE, DECEMBER 31, 2014	25,929,662	259,296,624	55,989,922	151,250,682	—	553,914,592	705,165,274	4,502,113	21,247,483	(305)	25,749,291	1,046,201,111	127,221	1,046,328,332

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	26,389,879	—	(26,389,879)	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$4.5 per share	—	—	—	—	—	(116,683,481)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Total	—	—	—	26,389,879	—	(143,073,360)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Net income in 2015	—	—	—	—	—	306,573,837	306,573,837	—	—	—	—	306,573,837	(17,670)	306,556,167

Other comprehensive income in 2015, net of income tax	—	—	—	—	—	(730,902)	(730,902)	6,537,836	(20,512,712)	(302)	(13,975,178)	(14,706,080)	(8,102)	(14,714,182)

Total comprehensive income in 2015	—	—	—	—	—	305,842,935	305,842,935	6,537,836	(20,512,712)	(302)	(13,975,178)	291,867,757	(25,772)	291,841,985

Issuance of stock from exercise of employee stock options	718	7,181	130,974	—	—	—	—	—	—	—	—	138,155	—	138,155

Disposal of investments accounted for using equity method	—	—	(47,850)	—	—	—	—	—	—	—	—	(47,850)	—	(47,850)

Adjustments to share of changes in equities of associates and joint venture	—	—	230,743	—	—	—	—	—	—	—	—	230,743	(4,230)	226,513

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	—	—	—	—	(31,142)	(31,142)	—	—	—	—	(31,142)	31,142	—

From share of changes in equities of subsidiaries	—	—	(3,574)	—	—	—	—	—	—	—	—	(3,574)	3,574	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(50,218)	(50,218)

Effect of acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	923,683	923,683

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(42,640)	(42,640)

BALANCE, DECEMBER 31, 2015	25,930,380	$259,303,805	$56,300,215	$177,640,561	$—	$716,653,025	$894,293,586	$11,039,949	$734,771	$(607)	$11,774,113	$1,221,671,719	$962,760	$1,222,634,479

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2015	2014 (Adjusted)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$350,428,911	$302,078,357
Adjustments for:
Depreciation expense	219,303,369	197,645,186
Amortization expense	3,202,200	2,606,349
Finance costs	3,190,331	3,236,345
Share of profits of associates and joint venture	(4,132,128)	(3,950,469)
Interest income	(4,129,316)	(2,730,674)
Gain on disposal of property, plant and equipment and intangible assets, net	(433,559)	(14,518)
Impairment loss of noncurrent assets held for sale	—	735,466
Impairment loss on property, plant and equipment	2,545,584	239,864
Impairment loss on intangible assets	58,514	—
Impairment loss on financial assets	154,721	211,477
Gain on disposal of available-for-sale financial assets, net	(22,070,736)	(280,956)
Gain on disposal of financial assets carried at cost, net	(87,193)	(81,449)
Gain on disposal of investments accounted for using equity method, net	(2,507,707)	(2,028,643)
Loss from liquidation of subsidiaries	138,243	90
Realized gross profit on sales to associates	(15,126)	(28,556)
Loss on foreign exchange, net	2,563,439	3,615,493
Dividend income	(621,513)	(649,733)
Income from receipt of equity securities in settlement of trade receivables	—	(1,211)
Loss from hedging instruments	134,112	10,577,714
Loss (gain) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	305,619	(10,088,628)
Gain from lease agreement modification	(430,041)	—
Changes in operating assets and liabilities:
Derivative financial instruments	(228,560)	342,853
Notes and accounts receivable, net	26,630,123	(43,090,068)
Receivables from related parties	(192,767)	(26,405)
Other receivables from related parties	53,607	(11,766)
Inventories	(655,249)	(28,871,597)
Other financial assets	720,301	(2,612,158)
Other current assets	263,384	(744,868)
Accounts payable	(2,693,358)	6,634,198
Payables to related parties	(369,134)	(194,866)
Salary and bonus payable	945,030	2,281,117
Accrued profit sharing bonus to employees and compensation to directors and supervisors	2,860,250	5,314,019
Accrued expenses and other current liabilities	(3,778,322)	8,432,511

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2015	2014 (Adjusted)

Provisions	$(382,774)	$2,836,910
Net defined benefit liability	52,540	60,446

Cash generated from operations	570,822,795	451,441,830
Income taxes paid	(40,943,357)	(29,918,099)

Net cash generated by operating activities	529,879,438	421,523,731

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(13,392,330)	(91,909)
Held-to-maturity financial assets	(28,181,915)	(5,882,316)
Financial assets carried at cost	(2,586,169)	(23,151)
Property, plant and equipment	(257,516,835)	(288,540,028)
Intangible assets	(4,283,870)	(3,859,486)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	57,493,051	689,420
Held-to-maturity financial assets	16,800,000	3,200,000
Financial assets carried at cost	368,778	87,501
Financial assets for hedging	2,659	—
Investments accounted for using equity method	5,171,962	3,471,883
Property, plant and equipment	816,852	200,263
Costs from entering into hedging transactions	(495,348)	(520,856)
Interest received	3,641,920	2,578,663
Other dividends received	616,675	645,585
Dividends received from investments accounted for using equity method	3,407,126	3,223,090
Refundable deposits paid	(404,458)	(57,988)
Refundable deposits refunded	348,434	2,296,872
Decrease in receivables for temporary payments	398,185	—
Cash received from other long-term receivables	—	161,900
Net cash outflow from acquisition of subsidiary (Note 33)	(51,601)	—
Net cash inflow from disposal of subsidiary (Note 34)	601,047	—

Net cash used in investing activities	(217,245,837)	(282,420,557)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	3,138,680	18,563,525
Interest paid	(3,156,218)	(3,192,971)
Guarantee deposits received	754,873	30,142,823
Guarantee deposits refunded	(742,458)	(7,704)
Decrease in obligations under finance leases	(29,098)	(28,426)
Proceeds from exercise of employee stock options	33,891	47,055
Cash dividends	(116,683,481)	(77,785,851)
Decrease in noncontrolling interests	(50,218)	(66,735)

Net cash used in financing activities	(116,734,029)	(32,328,284)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2015	2014 (Adjusted)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$8,258,851	$9,060,170

NET INCREASE IN CASH AND CASH EQUIVALENTS	204,158,423	115,835,060

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE, BEGINNING OF YEAR	81,478	—

CASH AND CASH EQUIVALENT ON CONSOLIDATED BALANCE SHEET, BEGINNING OF YEAR	358,449,029	242,695,447

CASH AND CASH EQUIVALENTS, END OF YEAR	562,688,930	358,530,507

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE	—	(81,478)

CASH AND CASH EQUIVALENT ON CONSOLIDATED BALANCE SHEET	$562,688,930	$358,449,029

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 42.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on February 2, 2016.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the International Financial Reporting Standards, International Accounting Standards (IASs), Interpretations of International Financial Reporting Standards (IFRIC), and Interpretations of IASs (SIC) (collectively, “IFRSs”) endorsed by the Financial Supervisory Commission (FSC) (collectively, “2013 Taiwan-IFRSs version”)

According to Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC, the 2013 Taiwan-IFRSs version and the related amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

The Company believes that as a result of the adoption of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the following items have impacted the Company’s consolidated financial statements.

1)	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. The Company has included the new disclosure, as applicable, in Note 14.

2)	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the past standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy previously required for financial instruments only are extended by IFRS 13 to cover all assets and liabilities within its scope.

The measurement requirements of IFRS 13 have been applied prospectively from January 1, 2015. Please refer to Note 36 for related disclosures.

3)	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

According to the amendments to IAS 1, the items of other comprehensive income are grouped into two categories: (a) items that may not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis.

The items that may not be reclassified subsequently to profit or loss include remeasurement of defined benefit obligation, the share of remeasurement of defined benefit obligation of associates and joint venture as well as the related income tax on such items. Items that may be reclassified subsequently to profit or loss include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and joint venture (except the share of the remeasurement of defined benefit obligation) as well as the related income tax on items of other comprehensive income.

4)	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 require the Company to calculate a “net interest” amount by applying the discount rate to the net defined benefit liability or asset to replace the interest cost and expected return on planned assets used in the old IAS 19. In addition, the amendments eliminate the accounting treatment of either corridor approach or the immediate recognition of actuarial gains and losses to profit or loss when it incurs, and instead, require to recognize all remeasurement of defined benefit obligation immediately through other comprehensive income. The past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendments also require a broader disclosure in defined benefit plans.

The impact on the current year is summarized as follows:

Impact on Assets, Liabilities and Equity	December 31, 2015

Increase in investments accounted for using equity method	$616
Increase in deferred income tax assets	2,747

Increase in assets	$3,363

(Continued)

Impact on Assets, Liabilities and Equity	December 31, 2015

Increase in net defined benefit liability	$22,892

Increase in liabilities	$22,892

Decrease in retained earnings	$(19,529)

Decrease in equity	$(19,529)

(Concluded)

Impact on Total Comprehensive Income	Year Ended December 31, 2015

Increase in cost of revenue	$(14,712)
Increase in operating expense	(8,180)
Increase in share of profits of associates and joint venture	616
Decrease in income tax expense	2,747

Decrease in net income and other comprehensive income attributable to shareholders of the parent	$(19,529)

The impact on the prior reporting year is summarized as follows:

Impact on Assets, Liabilities and Equity	As Originally Stated	Adjustments Arising from Initial Application	Adjusted

December 31, 2014

Noncurrent assets held for sale	$945,356	$(1,148)	$944,208
Investments accounted for using equity method	28,251,002	4,735	28,255,737
Deferred income tax assets	5,227,128	(88,346)	5,138,782

Total effect on assets		$(84,759)

Liabilities directly associated with noncurrent assets held for sale	220,191	$(1,148)	219,043
Net defined benefit liability	7,303,978	(736,196)	6,567,782

Total effect on liabilities		$(737,344)

Retained earnings	704,512,664	$652,610	705,165,274
Noncontrolling interests	127,246	(25)	127,221

Total effect on equity		$652,585

(Continued)

Impact on Assets, Liabilities and Equity	As Originally Stated	Adjustments Arising from Initial Application	Adjusted

January 1, 2014

Investments accounted for using the equity method	$28,316,260	$4,981	$28,321,241
Deferred income tax assets	7,239,609	(94,605)	7,145,004

Total effect on assets		$(89,624)

Net defined benefit liability	7,589,926	$(788,263)	6,801,663

Total effect on liabilities		$(788,263)

Retained earnings	518,193,152	$698,760	518,891,912
Noncontrolling interests	266,830	(121)	266,709

Total effect on equity		$698,639

(Concluded)

Impact on Total Comprehensive Income	As Originally Stated	Adjustments Arising from Initial Application	Adjusted

Year ended December 31, 2014

Cost of revenue	$(385,100,646)	$(12,359)	$(385,113,005)
Operating expense	(80,842,944)	(6,626)	(80,849,570)
Other operating income and expenses	(1,001,138)	(999)	(1,002,137)
Share of profits of associates and joint venture	3,949,674	795	3,950,469
Income tax expense	(38,316,677)	2,278	(38,314,399)

Impact on net income for the year		(16,911)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	290,416	(31,934)	258,482
Share of other comprehensive loss of associate and joint venture	(14,623)	(1,041)	(15,664)
Income tax benefit (expense) related to items that will not be reclassified subsequently	(35,784)	3,832	(31,952)

Impact on other comprehensive income (loss) for the year, net of income tax		(29,143)

Impact on total comprehensive income for the year		$(46,054)

(Continued)

Impact on Total Comprehensive Income	As Originally Stated	Adjustments Arising from Initial Application	Adjusted

Impact on net income (loss) attributable to:
Shareholders of the parent	$263,898,794	$(17,023)	$263,881,771
Noncontrolling interests	(117,925)	112	(117,813)

	$263,780,869	$(16,911)	$263,763,958

Impact on total comprehensive income (loss) attributable to:
Shareholders of the parent	$275,717,141	$(46,150)	$275,670,991
Noncontrolling interests	(102,108)	96	(102,012)

	$275,615,033	$(46,054)	$275,568,979

(Concluded)

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were authorized for issue, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	January 1, 2018
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Effective date to be determined by IASB
Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 16 Leases	January 1, 2019
Amendment to IAS 1 Disclosure Initiative	January 1, 2016
Amendment to IAS 7 Disclosure Initiative	January 1, 2017
Amendment to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

(Concluded)

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations has not had any material impact on the Company’s accounting policies:

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main change in IFRS 9 is the increase of the eligibility of hedge accounting. It allows reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. A fundamental difference to IAS 39 is that IFRS 9 (a) increases the scope of hedged items eligible for hedge accounting. For example, the risk components of non-financial items may be designated as hedging accounting; (b) revises a new way to account for the gain or loss recognition arising from hedging derivative financial instruments, which results in a less volatility in profit or loss; and (c) is necessary for there to be an economic relationship between the hedged item and hedging instrument instead of performing the retrospective hedge effectiveness testing.

2)	IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	IFRS 16, “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

4)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the year of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, IASs, interpretations as well as related guidance translated by the Accounting Research and Development Foundation (ARDF) endorsed by the FSC with the effective dates.

Basis of Preparation

The accompanying consolidated financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

Basis of Consolidation

The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries).

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of the parent.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between:

a.	the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and

b.	the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any noncontrolling interest.

The Company shall account for all amounts recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		December 31, 2015	December 31, 2014	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	a), b)
	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	—	92%	c)
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	—	99%	d)
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	—	100%	d)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	—	a), d), e)
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	Investment activities	Taipei, Taiwan	100%	—	f), g)

(Continued)

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		December 31, 2015	December 31, 2014	Note

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a)
	VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	98%	49%	a), f)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	New Taipei, Taiwan	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	a)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	—	100%	a), d)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	—	100%	a), e)
TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	—	100%	a), d), e)
VisEra Holding	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing and selling of color filter	Hsin-Chu, Taiwan	87%	87%	f)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent accountants.

Note b:	Due to the expiration of the investment agreement between Emerging Alliance and TSMC, Emerging Alliance has started their liquidation procedures.

Note c:	TSMC and TSMC GN aggregately had a controlling interest of 94% in TSMC SSL as of December 31, 2014. TSMC and TSMC GN completed the disposal of TSMC SSL in February 2015. Please refer to Note 34.

Note d:	In August 2015, TSMC Solar ceased its manufacturing operations. TSMC Solar and TSMC GN were incorporated into TSMC in December 2015. After the incorporation, TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar, is held directly by TSMC. TSMC Solar NA, the 100% owned subsidiary of TSMC Solar, completed the liquidation procedures in December 2015.

Note e:	To simplify overseas investments structure, in the second quarter of 2014, the Board of Directors of TSMC Solar approved to file for the liquidation of TSMC Solar Europe. The liquidation procedure was completed in the second quarter of 2015 and TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar Europe, was held directly by TSMC Solar.

Note f:	The Company acquired OmniVision Technologies, Inc.’s (“OVT’s”) 49.1% ownership in VisEra Holding and 100% ownership in Taiwan OmniVision Investment Holding Co. (“OVT Taiwan”) on November 20, 2015. As a result, the Company has obtained controls of VisEra Holding and OVT Taiwan; therefore the Company has consolidated VisEra Holding, OVT Taiwan and VisEra Tech, held directly by VisEra Holding, since November 20, 2015. Please refer to Note 33.

Note g:	OVT Taiwan that originally acquired by the Company was renamed as Chi Cherng in December 2015.

Foreign Currencies

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of TSMC and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statements, the operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to noncontrolling interests as appropriate).

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Fair value is determined in the manner described in Note 36.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Derivative financial instruments that do not meet the criteria for hedge accounting are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are measured at fair value. Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities measured at FVTPL are derivative financial instruments that do not meet the criteria for hedge accounting, and they are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

The Company enters into a variety of derivative financial instruments to manage its market risk exposure to foreign exchange rate, interest rate and equity price fluctuation, including forward exchange contracts, cross currency swap contracts, interest rate futures contracts and forward stock contracts.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedge Accounting

The Company designates certain hedging instruments, which include stock forward contracts and interest rate futures contracts in respect of foreign currency risk, as fair value hedge. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately. Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedges reserve. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the period when the hedged item is recognized in profit or loss.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Noncurrent Assets Held for Sale

Noncurrent assets or disposal groups are classified as noncurrent assets held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the noncurrent asset held for sale is available for immediate sale in its present condition. To meet the criteria for the sale being highly probable, the appropriate level of management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the committed sale plan involves loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale, regardless of whether a noncontrolling interest in its former subsidiary is retained after the sale.

Noncurrent assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Recognition of depreciation would cease.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in associates and interests in joint venture.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The operating results and assets and liabilities of associates and joint venture are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates and joint venture.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or a joint venture recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate. When the Company retains an interest in the former associate, the Company measures the retained interest at fair value at that date. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company shall account for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities. If the Company’s ownership interest in an associate is reduced as a result of disposal, but the investment continues to be an associate, the Company should reclassify to profit or loss only a proportionate amount of the gain or loss previously recognized in other comprehensive income.

When the Company subscribes to additional shares in an associate or a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate or joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate or joint venture by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate or joint venture shall be reclassified to profit or loss on the same basis as would be required if the associate or joint venture had directly disposed of the related assets or liabilities.

When a consolidated entity transacts with an associate or a joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: land improvements - 20 years; buildings - 5 to 20 years; machinery and equipment - 2 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained by the end of the lease term, assets are depreciated over the shorter of the lease term and their useful lives.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Assets held under finance lease are initially recognized as assets of the Company at the fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as an obligation under finance lease.

Lease payments are apportioned between finance expense and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement (provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably).

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Share-based Payment Arrangements

The Company elected to take the optional exemption under IFRS 1 for the share-based payment transactions granted and vested before January 1, 2012, the date of transition to Taiwan-IFRSs. There were no stock options granted prior to but unvested at the date of transition.

The compensation costs of employee stock options that were granted after January 1, 2012 are measured at the fair value of the stock options at the grant date. The fair value of the stock option granted determined at the grant date of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of stock options that will eventually vest, with a corresponding increase in capital surplus - employee stock option. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from original estimates.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint venture, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Noncontrolling interests are initially measured at the noncontrolling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date, and the resulting gain or loss is recognized in profit or loss.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 4, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

The following are the critical judgments, apart from those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted at a specific percentage based on historical experience and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

Recognition and Measurement of Defined Benefit Plans

Net defined benefit liability and the resulting defined benefit costs under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and future salary increase rate. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2015	December 31, 2014

Cash and deposits in banks	$557,270,910	$352,761,240
Repurchase agreements collateralized by corporate bonds	5,132,778	3,920,562
Repurchase agreements collateralized by government bonds	285,242	158,722
Repurchase agreements collateralized by short-term commercial paper	—	449,180
Commercial paper	—	1,159,325

	$562,688,930	$358,449,029

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2015	December 31, 2014

Derivative financial assets

Forward exchange contracts	$6,026	$73,117
Cross currency swap contracts	—	118,928

	$6,026	$192,045

Derivative financial liabilities

Forward exchange contracts	$72,610	$126,607
Cross currency swap contracts	—	359,607

	$72,610	$486,214

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2015

Sell US$/Buy JPY	January 2016	US$128,418/JPY15,449,355
Sell US$/Buy RMB	January 2016	US$226,000/RMB1,464,472
Sell US$/Buy NT$	January 2016 to February 2016	US$440,000/NT$14,434,179

(Continued)

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2014

Sell EUR/Buy US$	January 2015	EUR4,550/US$5,561
Sell NT$/Buy US$	January 2015	NT$1,632,401/US$51,900
Sell US$/Buy EUR	January 2015	US$29,450/EUR24,100
Sell US$/Buy JPY	January 2015	US$226,003/JPY27,150,983
Sell US$/Buy NT$	January 2015	US$170,000/NT$5,276,500
Sell US$/Buy RMB	January 2015	US$181,000/RMB1,129,243

(Concluded)

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2014

January 2015	NT$2,511,905/ US$80,080	—	0.05%-0.13%
January 2015	US$1,460,000/ NT$45,974,755	0.16%-1.92%	—

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2015	December 31, 2014

Corporate bonds	$6,267,768	$—
Corporate issued asset-backed securities	3,154,366	—
Agency bonds	2,627,367	—
Publicly traded stocks	1,371,483	73,797,085
Government bonds	878,377	—
Money market funds	—	391

	$14,299,361	$73,797,476

In the second quarter of 2014, the Company reclassified some publicly traded stocks from non-current asset to current asset since the lock-up period ended within a year.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2015	December 31, 2014

Corporate bonds/Bank debentures	$8,143,146	$—
Negotiable certificate of deposit	4,934,250	—
Structured product	3,000,000	—
Commercial paper	—	4,485,593

	$16,077,396	$4,485,593

(Continued)

	December 31, 2015	December 31, 2014

Current portion	$9,166,523	$4,485,593
Noncurrent portion	6,910,873	—

	$16,077,396	$4,485,593

(Concluded)

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31, 2015	December 31, 2014

Financial assets - current

Fair value hedges
Interest rate futures contracts	$1,739	$—

Financial liabilities - current

Fair value hedges
Stock forward contracts	$—	$16,364,241

The Company entered into interest rate futures contracts, which are used to hedge against price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Units	Contract Amount (US$ in Thousands)

March 2016	138	US$	13,800

The outstanding stock forward contracts consisted of the following:

	December 31, 2015	December 31, 2014

Contract amount (US$ in thousands)	$—		$56,172,570
		(US$	1,771,000)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2015	December 31, 2014

Notes and accounts receivable	$85,547,926	$115,221,473
Allowance for doubtful receivables	(488,251)	(486,730)

Notes and accounts receivable, net	$85,059,675	$114,734,743

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	December 31, 2015	December 31, 2014

Neither past due nor impaired	$71,482,666	$102,692,871
Past due but not impaired
Past due within 30 days	13,577,009	12,041,872

	$85,059,675	$114,734,743

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2015	$8,093	$478,637	$486,730
Provision	28,593	4,814	33,407
Reversal/Write-off	(29,065)	(4,737)	(33,802)
Effect of acquisition of subsidiary	1,847	—	1,847
Effect of exchange rate changes	773	(704)	69

Balance at December 31, 2015	$10,241	$478,010	$488,251

Balance at January 1, 2014	$8,058	$478,530	$486,588
Provision	35	23,374	23,409
Reversal	—	(23,409)	(23,409)
Effect of exchange rate changes	—	142	142

Balance at December 31, 2014	$8,093	$478,637	$486,730

Aging analysis of accounts receivable that is individually determined as impaired

	December 31, 2015	December 31, 2014

Past due over 121 days	$10,241	$8,093

12.	INVENTORIES

	December 31, 2015	December 31, 2014

Finished goods	$7,974,902	$9,972,024
Work in process	53,632,056	51,027,892
Raw materials	3,038,756	3,222,523
Supplies and spare parts	2,406,556	2,115,532

	$67,052,270	$66,337,971

Write-down of inventories to net realizable value in the amount of NT$464,361 thousand and NT$1,964,544 thousand, respectively, were included in the cost of revenue for the years ended December 31, 2015 and 2014.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31, 2015	December 31, 2014

Non-publicly traded stocks	$3,268,100	$1,606,659
Mutual funds	722,782	193,883

	$3,990,882	$1,800,542

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The common stocks of Richwave Technology Corp. and Alchip Technologies, Ltd. were listed on the Taiwan Stock Exchange Corporation in November 2015 and October 2014, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2015	December 31, 2014

Associates	$24,091,828	$24,968,071
Joint venture	—	3,287,666

	$24,091,828	$28,255,737

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	$9,511,515	$8,296,955	39%	39%
Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	8,446,054	10,105,485	28%	33%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,928,362	2,053,982	41%	40%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	2,053,562	3,408,945	12%	20%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,152,335	1,102,704	35%	35%

			$24,091,828	$24,968,071

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. The Company included the Xintec shares held by VisEra Holding and total percentage of ownership over Xintec increased to 41.4%.

In June 2015, Motech merged with Topcell Solar International Co., Ltd with exchange of shares. As a result, the Company’s percentage of ownership over Motech decreased to 18.0%. In the fourth quarter of 2015, the Company sold 29,160 thousand common shares of Motech and recognized a disposal gain of NT$202,384 thousand. After the sale, the Company’s percentage of ownership over Motech decreased to 12.0%. Motech continues to be accounted for using equity method as the Company still retains significant influence over Motech.

In both of the second quarters of 2015 and 2014, the Company sold 82,000 thousand common shares of VIS and respectively recognized a disposal gain of NT$2,263,539 thousand and NT$2,028,643 thousand. After the sale, the Company owned approximately 28.3% and 33.7% of the equity interest in VIS.

In March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Consequently, the Company’s percentage of ownership over Xintec was diluted to approximately 35.4%. In April 2015, the Company sold 2,172 thousand common shares of Xintec and recognized a disposal gain of NT$43,017 thousand.

The summarized financial information in respect of each of the Company’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance adjusted by the Company using the equity method of accounting.

1)	SSMC

	December 31, 2015	December 31, 2014

Current assets	$20,078,179	$17,343,418

Noncurrent assets	$6,144,263	$6,347,615

Current liabilities	$1,954,057	$1,963,794

Noncurrent liabilities	$303,217	$402,948

	Years Ended December 31
	2015	2014

Net revenue	$15,026,016	$14,669,729

Income from operations	$5,802,261	$5,362,493

Net income	$5,904,586	$5,317,601

Total comprehensive income	$5,904,586	$5,317,601

Cash dividends received	$1,556,592	$1,511,964

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated balance sheets was as follows:

	December 31, 2015	December 31, 2014

Net assets	$23,965,168	$21,324,291
Percentage of ownership	39%	39%

The Company’s share of net assets of the associate	9,296,089	8,271,692
Goodwill	213,984	213,984
Other adjustments	1,442	(188,721)

Carrying amount of the investment	$9,511,515	$8,296,955

2)	VIS

	December 31, 2015	December 31, 2014

Current assets	$24,800,749	$25,114,426

Noncurrent assets	$7,785,093	$8,861,228

Current liabilities	$4,262,001	$5,391,799

Noncurrent liabilities	$712,611	$816,655

	Years Ended December 31
	2015	2014

Net revenue	$23,319,721	$23,931,479

Income from operations	$4,593,430	$6,181,972

Net income	$4,139,031	$5,415,594

Other comprehensive loss	$(61,886)	$(68,552)

Total comprehensive income	$4,077,145	$5,347,042

Cash dividends received	$1,206,414	$959,975

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated balance sheets was as follows:

	December 31, 2015	December 31, 2014

Net assets	$27,611,230	$27,767,200
Percentage of ownership	28%	33%

The Company’s share of net assets of the associate	7,819,500	9,257,584
Goodwill	626,554	847,901

Carrying amount of the investment	$8,446,054	$10,105,485

Aggregate information of associates that are not individually material was summarized as follows:

	Years Ended December 31
	2015	2014

The Company’s share of losses of associates	$(171,358)	$(68,068)

The Company’s share of other comprehensive income (loss) of associates	$7,880	$24,011

The Company’s share of total comprehensive income (loss) of associates	$(163,478)	$(44,057)

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follow. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2015	December 31, 2014

VIS	$19,868,766	$28,567,489

Xintec	$3,605,534

GUC	$3,081,399	$4,327,965

Motech	$2,636,054	$4,242,769

b.	Investments in joint venture

Joint venture consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Joint Venture	Principal Activities	Incorporation and Operation	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$—	$3,287,666	—	49%

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. Please refer to Note 33 for related disclosures.

The summarized financial information in respect of the Company’s joint venture is set out below. The summarized financial information below represents amounts shown in the joint venture’s financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance adjusted by the Company using the equity method of accounting.

December 31, 2014

Cash and cash equivalents	$4,427,167

Current financial liabilities (excluding trade and other payable and provisions)	$548,848

Noncurrent financial liabilities (excluding trade and other payable and provisions)	$1,142

Current assets	$4,983,215

Noncurrent assets	$3,315,705

Current liabilities	$791,332

Noncurrent liabilities	$1,142

Year Ended December 31, 2014

Net revenue	$3,552,813

Depreciation and amortization	$773,283

Interest income	$44,372

Income tax expense	$30,530

Net income	$597,643

Other comprehensive loss	$(346,858)

Total comprehensive income	$250,785

Cash dividends received	$517,958

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated balance sheet was as follows:

December 31, 2014

Net assets	$7,506,446
Percentage of ownership	49%

The Company’s share of net assets of the joint venture	3,688,667
Other adjustments	(401,001)

Carrying amount of the investment	$3,287,666

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2015	$4,036,785	$269,163,850	$1,754,170,227	$27,960,835	$841,154	$109,334,736	$2,165,507,587
Additions	—	26,960,460	142,090,400	3,428,660	—	82,595,294	255,074,814
Disposals or retirements	—	(74,941)	(5,923,022)	(1,170,037)	—	—	(7,168,000)
Lease agreement modification	—	—	—	—	(824,129)	—	(824,129)
Effect of acquisition of subsidiary	—	624,731	1,402,023	447,906	—	176,549	2,651,209
Effect of exchange rate changes	30,606	127,764	1,749,976	32,685	(9,912)	4,969	1,936,088

Balance at December 31, 2015	$4,067,391	$296,801,864	$1,893,489,604	$30,700,049	$7,113	$192,111,548	$2,417,177,569

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2015	$459,140	$141,245,913	$1,188,388,402	$16,767,934	$447,397	$—	$1,347,308,786
Additions	28,935	16,312,589	199,184,992	3,751,643	25,210	—	219,303,369
Disposals or retirements	—	(74,075)	(5,585,441)	(1,125,191)	—	—	(6,784,707)
Lease agreement modification	—	—	—	—	(460,380)	—	(460,380)
Impairment	—	278,057	2,256,785	10,742	—	—	2,545,584
Effect of exchange rate changes	18,110	147,671	1,612,917	20,941	(5,114)	—	1,794,525

Balance at December 31, 2015	$506,185	$157,910,155	$1,385,857,655	$19,426,069	$7,113	$—	$1,563,707,177

Carrying amounts at December 31, 2015	$3,561,206	$138,891,709	$507,631,949	$11,273,980	$—	$192,111,548	$853,470,392

Cost

Balance at January 1, 2014	$3,986,909	$229,182,736	$1,413,919,794	$22,062,032	$804,430	$272,173,793	$1,942,129,694
Additions (decrease)	—	39,833,068	340,660,987	6,499,009	—	(162,974,350)	224,018,714
Disposals or retirements	—	(108,660)	(2,128,065)	(645,936)	—	—	(2,882,661)
Reclassification	—	(1,996)	1,996	—	—	—	—
Reclassification as held for sale	—	(854,949)	(2,231,405)	(67,820)	—	(2,550)	(3,156,724)
Effect of exchange rate changes	49,876	1,113,651	3,946,920	113,550	36,724	137,843	5,398,564

Balance at December 31, 2014	$4,036,785	$269,163,850	$1,754,170,227	$27,960,835	$841,154	$109,334,736	$2,165,507,587

Accumulated depreciation and impairment

Balance at January 1, 2014	$404,192	$125,234,166	$1,009,213,689	$14,225,771	$385,963	$—	$1,149,463,781
Additions	27,628	15,589,023	178,850,625	3,135,825	42,085	—	197,645,186
Disposals or retirements	—	(107,699)	(1,998,255)	(645,679)	—	—	(2,751,633)
Impairment	—	—	239,864	—	—	—	239,864
Reclassification	—	(532)	532	—	—	—	—
Reclassification as held for sale	—	(257,690)	(1,476,511)	(43,358)	—	—	(1,777,559)
Effect of exchange rate changes	27,320	788,645	3,558,458	95,375	19,349	—	4,489,147

Balance at December 31, 2014	$459,140	$141,245,913	$1,188,388,402	$16,767,934	$447,397	$—	$1,347,308,786

Carrying amounts at December 31, 2014	$3,577,645	$127,917,937	$565,781,825	$11,192,901	$393,757	$109,334,736	$818,198,801

(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the year ended December 31, 2015, the Company recognized impairment loss of NT$259,568 thousand under foundry segment since the carrying amount of some of property, plant and equipment is expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

In August 2015, TSMC Solar ceased its manufacturing operations. In the third quarter of 2015, the Company recognized an impairment loss of NT$2,286,016 thousand since the carrying amounts of some of machinery and equipment, office equipment and mechanical and electrical power equipment were expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

In the second quarter of 2014, the Company recognized impairment losses of NT$239,864 thousand under other operating segments since the carrying amount of some of machinery and equipment is expected to be unrecoverable. Such impairment losses were included in other operating income and expenses for the year ended December 31, 2014.

The Company had a building lease agreement with leasing terms from December 2003 to November 2018 and such lease was accounted for as a finance lease. In August 2015, the lease was determined to be an operating lease due to a modification on lease conditions; as such, the Company recognized a gain of NT$430,041 thousand from the modification. Such gain was included in other operating income and expenses for the year ended December 31, 2015.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2015	$5,888,813	$6,350,253	$18,697,098	$4,292,555	$35,228,719
Additions	—	2,112,572	867,774	587,754	3,568,100
Retirements	—	—	(101,377)	—	(101,377)
Effect of acquisition of subsidiary	52,669	—	12,111	—	64,780
Effect of exchange rate changes	163,302	(8,521)	(1,178)	(1,283)	152,320

Balance at December 31, 2015	$6,104,784	$8,454,304	$19,474,428	$4,879,026	$38,912,542

Accumulated amortization and impairment

Balance at January 1, 2015	$—	$3,778,912	$14,861,146	$3,057,151	$21,697,209
Additions	—	950,867	1,672,627	578,706	3,202,200
Retirements	—	—	(101,377)	—	(101,377)
Impairment	—	58,130	384	—	58,514
Effect of exchange rate changes	—	(8,521)	(1,114)	(249)	(9,884)

Balance at December 31, 2015	$—	$4,779,388	$16,431,666	$3,635,608	$24,846,662

Carrying amounts at December 31, 2015	$6,104,784	$3,674,916	$3,042,762	$1,243,418	$14,065,880

Cost

Balance at January 1, 2014	$5,627,517	$4,444,828	$17,086,805	$3,729,396	$30,888,546
Additions	—	1,906,892	1,695,201	826,223	4,428,316
Retirements	—	—	(51,405)	—	(51,405)
Reclassification as held for sale	—	—	(39,622)	(269,174)	(308,796)
Effect of exchange rate changes	261,296	(1,467)	6,119	6,110	272,058

Balance at December 31, 2014	$5,888,813	$6,350,253	$18,697,098	$4,292,555	$35,228,719

Accumulated amortization

Balance at January 1, 2014	$—	$3,341,667	$13,439,135	$2,617,361	$19,398,163
Additions	—	438,712	1,499,677	667,960	2,606,349
Retirements	—	—	(51,405)	—	(51,405)
Reclassification as held for sale	—	—	(32,009)	(229,414)	(261,423)
Effect of exchange rate changes	—	(1,467)	5,748	1,244	5,525

Balance at December 31, 2014	$—	$3,778,912	$14,861,146	$3,057,151	$21,697,209

Carrying amounts at December 31, 2014	$5,888,813	$2,571,341	$3,835,952	$1,235,404	$13,531,510

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for both December 31, 2015 and 2014 to reflect the relevant specific risk in the cash-generating unit.

In August 2015, TSMC Solar ceased its manufacturing operation and the Company recognized an impairment loss of NT$58,514 thousand in the third quarter of 2015 since the carrying amounts of technology license fees, software and system design costs were expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

For the years ended December 31, 2015 and 2014, the Company did not recognize any impairment loss on goodwill.

17.	OTHER ASSETS

	December 31, 2015	December 31, 2014

Tax receivable	$2,026,509	$2,187,136
Prepaid expenses	1,457,044	1,399,810
Long-term receivable	360,000	385,700
Others	1,118,492	885,470

	$4,962,045	$4,858,116

Current portion	$3,533,369	$3,656,110
Noncurrent portion	1,428,676	1,202,006

	$4,962,045	$4,858,116

18.	SHORT-TERM LOANS

	December 31, 2015	December 31, 2014

Unsecured loans
Amount	$39,474,000	$36,158,520

Original loan content
US$ (in thousands)	$1,200,000	$1,140,000
Annual interest rate	0.50%-0.77%	0.38%-0.50%
Maturity date	Due by February 2016	Due in January 2015

19.	PROVISIONS

	December 31, 2015	December 31, 2014

Sales returns and allowances	$10,163,536	$10,445,452
Warranties	46,304	19,828

	$10,209,840	$10,465,280

Current portion	$10,163,536	$10,445,452
Noncurrent portion (classified under other noncurrent liabilities)	46,304	19,828

	$10,209,840	$10,465,280

	Sales Returns and Allowances	Warranties	Total

Year ended December 31, 2015

Balance, beginning of year	$10,445,452	$19,828	$10,465,280
Provision	17,723,154	41,831	17,764,985
Payment	(18,133,061)	(14,698)	(18,147,759)
Effect of acquisition of subsidiary	126,049	—	126,049
Effect of exchange rate changes	1,942	(657)	1,285

Balance, end of year	$10,163,536	$46,304	$10,209,840

Year ended December 31, 2014

Balance, beginning of year	$7,603,781	$10,452	$7,614,233
Provision	10,506,398	11,365	10,517,763
Payment	(7,679,321)	(1,532)	(7,680,853)
Reclassification as held for sale	(7,601)	—	(7,601)
Effect of exchange rate changes	22,195	(457)	21,738

Balance, end of year	$10,445,452	$19,828	$10,465,280

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same year of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The best estimate has been made on the basis of historical warranty trends of business.

20.	BONDS PAYABLE

	December 31, 2015	December 31, 2014

Noncurrent portion

Domestic unsecured bonds	$166,200,000	$166,200,000
Overseas unsecured bonds	49,342,500	47,577,000

	215,542,500	213,777,000
Less: Discounts on bonds payable	(67,306)	(103,182)
Less: Current portion	(23,510,112)	—

	$191,965,082	$213,673,818

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

100-1	A	September 2011 to September 2016	$10,500,000	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500,000	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000,000	1.29%	The same as above
	B	January 2012 to January 2019	7,000,000	1.46%	The same as above
101-1	A	August 2012 to August 2017	9,900,000	1.28%	The same as above
	B	August 2012 to August 2019	9,000,000	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700,000	1.28%	The same as above
	B	September 2012 to September 2019	9,000,000	1.39%	The same as above
101-3	—	October 2012 to October 2022	4,400,000	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600,000	1.23%	The same as above
	B	January 2013 to January 2020	10,000,000	1.35%	The same as above
	C	January 2013 to January 2023	3,000,000	1.49%	The same as above
102-1	A	February 2013 to February 2018	6,200,000	1.23%	The same as above
	B	February 2013 to February 2020	11,600,000	1.38%	The same as above
	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200,000	1.50%	The same as above
	B	July 2013 to July 2023	3,500,000	1.70%	The same as above
102-3	A	August 2013 to August 2017	4,000,000	1.34%	The same as above
	B	August 2013 to August 2019	8,500,000	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500,000	1.35%	The same as above
	B	September 2013 to September 2017	1,500,000	1.45%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

102-4	C	September 2013 to March 2019	$1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600,000	1.85%	The same as above
	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually

(Concluded)

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Mutual-Pak, TSMC SSL, TSMC Solar and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Technology, TSMC Solar NA and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$2,002,639 thousand and NT$1,743,626 thousand in the consolidated statements of comprehensive income for the years ended December 31, 2015 and 2014, respectively.

b.	Defined benefit plans

TSMC, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in the consolidated statements of comprehensive income in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2015	2014

Current service cost	$134,541	$161,854
Net interest expense	144,389	143,833

Components of defined benefit costs recognized in profit or loss	278,930	305,687

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(13,707)	(6,996)
Actuarial loss (gain) arising from experience adjustments	297,077	(101,499)
Actuarial loss (gain) arising from changes in financial assumptions	544,333	(149,987)

Components of defined benefit costs recognized in other comprehensive income	827,703	(258,482)

Total	$1,106,633	$47,205

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2015	2014

Cost of revenue	$189,523	$198,414
Research and development expenses	81,333	80,679
General and administrative expenses	3,102	21,094
Marketing expenses	4,972	5,500

	$278,930	$305,687

The amounts arising from the defined benefit obligation of the Company in the consolidated balance sheets were as follows:

	December 31, 2015	December 31, 2014

Present value of defined benefit obligation	$11,318,174	$10,265,284
Fair value of plan assets	(3,870,148)	(3,697,502)

Net defined benefit liability	$7,448,026	$6,567,782

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2015	2014

Balance, beginning of year	$10,265,284	$10,329,510
Current service cost	134,541	161,854
Interest expense	228,444	220,121
Remeasurement losses/(gains):
Actuarial loss (gain) arising from experience adjustments	297,077	(101,499)
Actuarial loss (gain) arising from changes in financial assumptions	544,333	(149,987)
Benefits paid from plan assets	(146,136)	(104,980)
Benefits paid directly by the Company	(5,369)	(23,247)
Reclassification as held for sale	—	(66,488)

Balance, end of year	$11,318,174	$10,265,284

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2015	2014

Balance, beginning of year	$3,697,502	$3,527,847
Interest income	84,055	76,288
Remeasurement gains:
Return on plan assets (excluding amounts included in net interest expense)	13,707	6,996
Contributions from employer	221,020	221,994
Benefits paid from plan assets	(146,136)	(104,980)
Reclassification as held for sale	—	(30,643)

Balance, end of year	$3,870,148	$3,697,502

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2015	December 31, 2014

Cash	$690,821	$702,525
Equity instruments	2,070,142	1,848,751
Debt instruments	1,109,185	1,146,226

	$3,870,148	$3,697,502

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2015	December 31, 2014

Discount rate	1.90%	2.25%
Future salary increase rate	3.00%	3.00%

Through the defined benefit plans under the Labor Standards Law, the Company is exposed to the following risks:

1)	Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)	Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$844,058 thousand and NT$767,146 thousand as of December 31, 2015 and 2014, respectively.

3)	Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$830,699 thousand and NT$756,186 thousand as of December 31, 2015 and 2014, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated balance sheets.

The Company expects to make contributions of NT$227,111 thousand to the defined benefit plans in the next year starting from December 31, 2015. The weighted average duration of the defined benefit obligation is 14 years.

22.	GUARANTEE DEPOSITS

	December 31, 2015	December 31, 2014

Capacity guarantee	$27,549,563	$30,132,100
Others	183,051	164,075

	$27,732,614	$30,296,175

Current portion (classified under accrued expenses and other current liabilities)	$6,167,813	$4,757,700
Noncurrent portion	21,564,801	25,538,475

	$27,732,614	$30,296,175

Starting from the second quarter of 2015, some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

23.	EQUITY

a.	Capital stock

	December 31, 2015	December 31, 2014

Authorized shares (in thousands)	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,929,662

Issued capital	$259,303,805	$259,296,624

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2015, 1,072,635 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,363,175 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2015	December 31, 2014

Additional paid-in capital	$24,184,939	$24,053,965
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From share of changes in equities of subsidiaries	100,761	104,335
From share of changes in equities of associates and joint venture	317,103	134,210
Donations	55	55

	$56,300,215	$55,989,922

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries may be used to offset a deficit.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. Accordingly, the Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting. For information about the accrual basis of profit sharing bonus to employees and compensation to directors for the years ended December 31, 2015 and 2014, and the actual appropriations for the years ended December 31, 2014 and 2013, please refer to employee benefits expense in Note 32.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2014 and 2013 earnings have been approved by TSMC’s shareholders in its meetings held on June 9, 2015 and on June 24, 2014, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2014	Year 2013	Year 2014	Year 2013

Legal capital reserve	$26,389,879	$18,814,679
Special capital reserve	—	(2,785,741)
Cash dividends to shareholders	116,683,481	77,785,851	$4.5	$3.0

	$143,073,360	$93,814,789

TSMC’s appropriations of earnings for 2015 had been approved in the meeting of the Board of Directors held on February 2, 2016. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2015	For Fiscal Year 2015

Legal capital reserve	$30,657,384
Cash dividends to shareholders	155,582,283	$6.0

	$186,239,667

The appropriations of earnings for 2015 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 7, 2016 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$4,502,113	$21,247,483	$(305)	$25,749,291
Exchange differences arising on translation of foreign operations	8,061,882	—	—	8,061,882
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	138,087	—	—	138,087
Changes in fair value of available-for-sale financial assets	—	(5,543)	—	(5,543)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(1,595,413)	(20,475,233)	—	(22,070,646)
Share of other comprehensive income of associates and joint venture	(60,642)	(17,996)	(313)	(78,951)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	(6,078)	2,051	11	(4,016)
Income tax effect	—	(15,991)	—	(15,991)

Balance, end of year	$11,039,949	$734,771	$(607)	$11,774,113

	Year Ended December 31, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$(7,140,362)	$21,310,781	$(113)	$14,170,306
Exchange differences arising on translation of foreign operations	11,769,466	—	—	11,769,466
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	84	—	—	84
Changes in fair value of available-for-sale financial assets	—	229,571	—	229,571
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(279,531)	—	(279,531)
Share of other comprehensive income of associates and joint venture	(130,092)	(5,287)	(192)	(135,571)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3,017	(2,920)	—	97
Income tax effect	—	(5,131)	—	(5,131)

Balance, end of year	$4,502,113	$21,247,483	$(305)	$25,749,291

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Years Ended December 31
	2015	2014

Balance, beginning of year	$127,221	$266,709
Share of noncontrolling interests
Net loss	(17,670)	(117,813)
Exchange differences arising on translation of foreign operations	56	1,573
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	156	6
Changes in fair value of available-for-sale financial assets	(8,149)	14,827
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(90)	(1,426)
Share of other comprehensive income/(loss) of associates and joint venture	(41)	190
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	(13)	—
Remeasurement of defined benefit obligation	(23)	727
Income tax expense related to remeasurement	2	(96)
Adjustments to share of changes in equities of associates and joint venture	(4,230)	(26)
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	31,142	32,801
From share of changes in equities of subsidiaries	3,574	(3,516)
Decrease in noncontrolling interests	(50,218)	(66,735)
Effect of acquisition of subsidiary	923,683	—
Effect of disposal of subsidiary	(42,640)	—

Balance, end of year	$962,760	$127,221

24.	SHARE-BASED PAYMENT

The Company did not issue employee stock option plans for years ended December 31, 2015 and 2014. Information about the TSMC’s outstanding employee stock options is described as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2015

Balance, beginning of year	718	$47.2
Options exercised	(718)	47.2

Balance, end of year	—	—

Balance exercisable, end of year	—	—

(Continued)

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2014

Balance, beginning of year	1,763	$45.9
Options exercised	(1,045)	45.0

Balance, end of year	718	47.2

Balance exercisable, end of year	718	47.2

(Concluded)

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

The employee stock options have been fully exercised in the second quarter of 2015.

Information about TSMC’s outstanding stock options was as follows:

December 31, 2014
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$47.2	0.4

25.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Years Ended December 31
	2015	2014

Net revenue from sale of goods	$842,997,542	$762,176,835
Net revenue from royalties	499,826	629,630

	$843,497,368	$762,806,465

26.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2015	2014

Impairment loss on property, plant and equipment	$(2,545,584)	$(239,864)
Gain on disposal of property, plant and equipment and intangible assets, net	433,559	14,518
Gain from lease agreement modification	430,041	—
Impairment loss on noncurrent assets held for sale	—	(735,466)
Others	(198,634)	(41,325)

	$(1,880,618)	$(1,002,137)

27.	OTHER INCOME

	Years Ended December 31
	2015	2014

Interest income
Bank deposits	$3,928,030	$2,705,082
Structured product	88,657	14,644
Held-to-maturity financial assets	76,818	8,233
Available-for-sale financial assets	35,811	2,715

	4,129,316	2,730,674
Dividend income	621,513	649,733

	$4,750,829	$3,380,407

28.	FINANCE COSTS

	Years Ended December 31
	2015	2014

Interest expense
Corporate bonds	$3,103,702	$3,082,885
Bank loans	74,664	133,524
Finance leases	11,666	19,678
Others	299	258

	$3,190,331	$3,236,345

29.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2015	2014

Gain on disposal of financial assets, net
Available-for-sale financial assets	$22,070,736	$280,956
Financial assets carried at cost	87,193	81,449
Gain on disposal of investments accounted for using equity method, net	2,507,707	2,028,643
Loss on disposal of subsidiary	(138,243)	(90)
Other gains	189,330	356,854
Net loss on financial instruments at FVTPL
Held for trading	(1,769,253)	(1,889,510)
Impairment loss of financial assets
Financial assets carried at cost	(154,721)	(211,477)
Fair value hedges
Loss from hedging instruments	(134,112)	(10,577,714)
Gain/loss arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(305,619)	10,088,628
Other losses	(145,954)	(155,532)

	$22,207,064	$2,207

30.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2015	2014

Current income tax expense
Current tax expense recognized in the current year	$45,857,504	$35,381,469
Income tax adjustments on prior years	(992,995)	404,566
Other income tax adjustments	247,835	230,013

	45,112,344	36,016,048

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(1,542,786)	(427,459)
Investment tax credits and operating loss carryforward	303,186	2,725,810

	(1,239,600)	2,298,351

Income tax expense recognized in profit or loss	$43,872,744	$38,314,399

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2015	2014

Income before tax	$350,428,911	$302,078,357

Income tax expense at the statutory rate	$60,666,157	$52,767,220
Tax effect of adjusting items:
Deductible items in determining taxable income	(6,332,097)	(1,133,641)
Tax-exempt income	(22,144,303)	(20,415,775)
Additional income tax under the Alternative Minimum Tax Act	6,041,603	4,081,153
Additional income tax on unappropriated earnings	12,103,356	9,374,020
The origination and reversal of temporary differences	(1,542,786)	(427,459)
Income tax credits	(4,243,661)	(3,275,093)
Remeasurement of investment tax credits	—	(3,188,343)
Remeasurement of operating loss carryforward	69,635	(102,262)

	44,617,904	37,679,820
Income tax adjustments on prior years	(992,995)	404,566
Other income tax adjustments	247,835	230,013

Income tax expense recognized in profit or loss	$43,872,744	$38,314,399

For the years ended December 31, 2015 and 2014, the Company applied a tax rate of 17% for entities subject to the Income Tax Law of the Republic of China; for other jurisdictions, the Company measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2015	2014

Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$99,326	$(31,952)
Related to unrealized gain/loss on available-for-sale financial assets	(15,991)	(5,131)

	$83,335	$(37,083)

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities in the consolidated balance sheets was as follows:

	December 31, 2015	December 31, 2014

Deferred income tax assets

Temporary differences
Depreciation	$2,852,961	$1,011,065
Provision for sales returns and allowance	1,141,511	1,230,752
Net defined benefit liability	895,486	787,391
Unrealized loss on inventories	622,741	591,871
Deferred compensation cost	316,283	255,621
Goodwill from business combination	10,025	195,453
Others	531,449	749,678
Operating loss carryforward	14,518	316,951

	$6,384,974	$5,138,782

Deferred income tax liabilities

Temporary differences
Available-for-sale financial assets	$(31,271)	$(15,280)
Unrealized exchange gains	—	(184,470)

	$(31,271)	$(199,750)

	Year Ended December 31, 2015
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Acquisition of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Temporary differences
Depreciation	$1,011,065	$1,808,736	$—	$11,899	$21,261	$2,852,961
Provision for sales returns and allowance	1,230,752	(104,428)	—	13,815	1,372	1,141,511
Net defined benefit liability	787,391	8,769	99,326	—	—	895,486
Unrealized loss on inventories	591,871	25,088	—	4,081	1,701	622,741
Deferred compensation cost	255,621	49,348	—	—	11,314	316,283
Goodwill from business combination	195,453	(185,799)	—	—	371	10,025
Others	749,678	(243,398)	—	148	25,021	531,449
Operating loss carryforward	316,951	(303,186)	—	—	753	14,518

	$5,138,782	$1,055,130	$99,326	$29,943	$61,793	$6,384,974

(Continued)

	Year Ended December 31, 2015
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Acquisition of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax liabilities

Temporary differences
Available-for-sale financial assets	$(15,280)	$—	$(15,991)	$—	$—	$(31,271)
Unrealized exchange gains	(184,470)	184,470	—	—	—	—

	$(199,750)	$184,470	$(15,991)	$—	$—	$(31,271)

(Concluded)

	Year Ended December 31, 2014
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Investment tax credits	$1,955,980	$(1,955,980)	$—	$—	$—	$—
Temporary differences
Provision for sales returns and allowance	900,354	328,232	—	—	2,166	1,230,752
Depreciation	644,824	339,272	—	20,069	6,900	1,011,065
Net defined benefit liability	813,417	4,466	(31,952)	1,460	—	787,391
Unrealized loss on inventories	438,423	150,850	—	—	2,598	591,871
Deferred compensation cost	267,416	(27,699)	—	—	15,904	255,621
Goodwill from business combination	373,682	(193,160)	—	—	14,931	195,453
Available-for-sale financial assets	6,154	(6,154)	—	—	—	—
Others	684,585	26,271	—	455	38,367	749,678
Operating loss carryforward	1,060,169	(769,830)	—	(22,500)	49,112	316,951

	$7,145,004	$(2,103,732)	$(31,952)	$(516)	$129,978	$5,138,782

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$—	$(184,470)	$—	$—	$—	$(184,470)
Available-for-sale financial assets	—	(10,149)	(5,131)	—	—	(15,280)

	$—	$(194,619)	$(5,131)	$—	$—	$(199,750)

d.	The investment operating loss carryforward and deductible temporary differences for which no deferred income tax assets have been recognized in the consolidated financial statements

The information of the operating loss carryforward for which no deferred tax assets have been recognized was as follows:

	December 31, 2015	December 31, 2014

Expiry year
2016 - 2019	$85,402	$41,894
2020 - 2025	97,831	7,502,205

	$183,233	$7,544,099

As of December 31, 2015 and 2014, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$1,972,286 thousand and NT$2,088,394 thousand, respectively.

e.	Unused operating loss carryforward and tax-exemption information

As of December 31, 2015, operating loss carryforward of Mutual-Pak consisted of the following:

Remaining Creditable Amount

Expiry Year
2016 - 2019	$85,402
2020 - 2025	183,234

$268,636

As of December 31, 2015, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2007 by TSMC	2014 to 2018
Construction and expansion of 2008 by TSMC	2015 to 2019
Construction and expansion of 2009 by TSMC	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2015 and 2014, the aggregate taxable temporary differences associated with investments in subsidiaries not unrecognized as deferred income tax liabilities amounted to NT$80,919,309 thousand and NT$41,365,515 thousand, respectively.

g.	Integrated income tax information

	December 31, 2015	December 31, 2014

Balance of the Imputation
Credit Account - TSMC	$59,973,516	$35,353,150

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2015 and 2014 were 12.71% and 11.13%, respectively; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66 - 6 of the Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2012. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

31.	EARNINGS PER SHARE

	Years Ended December 31
	2015	2014

Basic EPS	$11.82	$10.18

Diluted EPS	$11.82	$10.18

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Year ended December 31, 2015

Basic EPS
Net income available to common shareholders of the parent	$306,573,837	25,930,288	$11.82

Effect of dilutive potential common shares	—	92

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$306,573,837	25,930,380	$11.82

Year ended December 31, 2014

Basic EPS
Net income available to common shareholders of the parent	$263,881,771	25,929,273	$10.18

Effect of dilutive potential common shares	—	831

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$263,881,771	25,930,104	$10.18

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing bonus to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing bonus to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares at the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing bonus to employees to be settled in the form of common stocks are approved in the following year.

32.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2015	2014

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$204,126,243	$183,750,945
Recognized in operating expenses	15,152,174	13,869,354
Recognized in other operating income and expenses	24,952	24,887

	$219,303,369	$197,645,186

b. Amortization of intangible assets

Recognized in cost of revenue	$1,642,051	$1,356,858
Recognized in operating expenses	1,560,149	1,249,491

	$3,202,200	$2,606,349

c. Research and development costs expensed as incurred	$65,544,579	$56,828,815

d. Employee benefits expenses

Post-employment benefits (Note 21)
Defined contribution plans	$2,002,639	$1,743,626
Defined benefit plans	278,930	305,687

	2,281,569	2,049,313
Other employee benefits	88,929,373	79,385,093

	$91,210,942	$81,434,406

Employee benefits expense summarized by function
Recognized in cost of revenue	$52,983,173	$48,199,797
Recognized in operating expenses	38,227,769	33,234,609

	$91,210,942	$81,434,406

Under the Company Act as amended in May 2015, the Company’s Articles of Incorporation should stipulate a fixed amount or ratio of annual profit to be distributed as profit sharing bonus to employees. The Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$20,556,888 thousand for the year ended December 31, 2015. TSMC accrued profit sharing bonus to employees based on certain percentage of net income during the period, which amounted to NT$17,645,966 thousand for the year ended December 31, 2014. Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The Board of Directors of TSMC held on February 2, 2016 approved the profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for payment in 2015, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2015. The appropriations of profit sharing bonus to employees and compensation to directors for 2015 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 7, 2016 (expected).

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$17,645,966 thousand and NT$406,854 thousand in cash for 2014, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$12,634,665 thousand and NT$104,136 thousand in cash for 2013, respectively, had been approved by the shareholders in its meetings held on June 9, 2015 and June 24, 2014, respectively. The aforementioned approved amount has no difference with the one approved by the Board of Directors in its meetings held on February 10, 2015 and February 18, 2014 and the same amount had been charged against earnings of 2014 and 2013, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

33.	CONSOLIDATION OF SUBSIDIARY

Due to a Chinese consortium’s acquisition of OVT, major shareholders of VisEra Holding and OVT Taiwan, the Company acquired OVT’s 49.1% ownership in VisEra Holding and 100% ownership in OVT Taiwan on November 20, 2015. The related information is as follows:

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred

VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	November 20, 2015	49.1	$3,536,119

OVT Taiwan	Investment activities	November 20, 2015	100	$394,674

b.	Considerations transferred

	VisEra Holding	OVT Taiwan

Cash	$3,536,119	$394,674

c.	Assets acquired and liabilities assumed at the date of acquisition

	VisEra Holding	OVT Taiwan

Current assets
Cash and cash equivalents	$3,858,482	$20,710
Accounts receivable	511,999	—
Inventories	59,050	—
Other financial assets	706,500	373,813
Other current assets	26,441	155

(Continued)

	VisEra Holding	OVT Taiwan

Non-current assets
Investments accounted for using equity method	$721,641	$—
Property, plant and equipment	2,651,209	—
Intangible assets	12,111	—
Deferred income tax assets	29,943	—
Refundable deposits	15,611	—

	8,592,987	394,678

Current liabilities
Financial liabilities at fair value through profit or loss	975	—
Accounts payable	87,480	—
Salary and bonus payable	183,090	—
Accrued profit sharing bonus to employees and compensation to directors and supervisors	45,819	4
Payables to contractors and equipment suppliers	132,305	—
Income tax payable	47,860	—
Provisions	126,049	—
Accrued expenses and other current liabilities	102,851	—
Non-current liabilities
Guarantee deposits	1,279	—

	727,708	4

Net assets	$7,865,279	$394,674

(Concluded)

d.	Goodwill arising on acquisition

VisEra Holding
Consideration transferred	$3,536,119
Fair value of investments previously owned	3,458,146
Less: Fair value of identifiable net assets acquired	(7,865,279)
Noncontrolling interests	923,683

Goodwill arising on acquisition	$52,669

e.	Net cash outflow on acquisition of subsidiaries

	VisEra Holding	OVT Taiwan

Consideration paid in cash	$3,536,119	$394,674
Less: Cash and cash equivalent balances acquired	(3,858,482)	(20,710)

	$(322,363)	$373,964

f.	Impact of acquisitions on the results of the Company

The results of VisEra Holding since the acquisition date included in the consolidated statements of comprehensive income were as follows:

VisEra Holding
Net revenue	$254,319

Net income	$16,264

Had the business combination of VisEra Holding been in effect on January 1, 2015, the Company’s net revenue and net income for the year ended December 31, 2015 would have been NT$846,401,819 thousand and NT$306,687,674 thousand, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results. The aforementioned pro-forma net revenue and net income were calculated based on the fair value of assets acquired and liabilities assumed at the date of acquisition.

34.	DISPOSAL OF SUBSIDIARY

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565,480 thousand held by TSMC and TSMC Guang Neng to Epistar Corporation. Accordingly, the Company reclassified TSMC SSL as a disposal group held for sale in its consolidated balance sheet as of December 31, 2014. The expected fair value less costs to sell is substantially lower than the carrying amount of the related net assets of TSMC SSL; as such, impairment losses of NT$734,467 thousand were recognized under other operating gains and losses in the Company’s consolidated statement of comprehensive income for the year ended December 31, 2014. The transaction was completed in February 2015.

a.	Consideration received from the disposal

Total consideration received	$825,000
Expenditure associated with consideration received	(142,475)

Net consideration received	$682,525

b.	Analysis of assets and liabilities over which the control was lost

Assets
Cash and cash equivalents	$81,478
Inventories	28,519
Other current assets	91,331
Property, plant and equipment	643,699
Intangible assets	47,373
Others	51,808

944,208

Liabilities
Salary and bonus payable	38,151
Accrued expenses and other current liabilities	68,132
Net defined benefit liability	35,845
Others	76,915

219,043

Net assets disposed of	$725,165

c.	Gain/loss on disposal of subsidiary

Net consideration received	$682,525
Net assets disposed of	(725,165)
Noncontrolling interests	42,640

Gain/loss on disposal of subsidiary	$—

d.	Net cash inflow arising from disposal of subsidiary

Net consideration received	$682,525
Less: Balance of cash and cash equivalents disposed of	81,478

$601,047

35.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

36.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	Note		December 31, 2015	December 31, 2014

Financial assets
FVTPL
Held for trading derivatives	a	)	$6,026	$200,364
Available-for-sale financial assets	b	)	18,290,243	75,598,018
Held-to-maturity financial assets	—		16,077,396	4,485,593
Derivative financial instruments in designated hedge accounting relationships	—		1,739	—
Loans and receivables
Cash and cash equivalents	a	)	562,688,930	358,530,507
Notes and accounts receivables (including related parties)	a	)	85,565,397	115,057,965
Other receivables	a	)	4,790,376	4,051,452
Refundable deposits	a	)	430,802	356,582

			$687,850,909	$558,280,481

(Continued)

	Note		December 31, 2015	December 31, 2014

Financial liabilities
FVTPL
Held for trading derivatives	a	)	$72,610	$486,614
Derivative financial instruments in designated hedge accounting relationships	—		—	16,364,241
Amortized cost
Short-term loans	—		39,474,000	36,158,520
Accounts payable (including related parties)	a	)	19,725,274	23,379,762
Payables to contractors and equipment suppliers	a	)	26,012,192	26,983,424
Accrued expenses and other current liabilities	a	)	18,900,123	22,248,135
Bonds payable (including long-term liabilities-current portion)	—		215,475,194	213,673,818
Long-term bank loans (including long-term liabilities-current portion)	—		40,000	40,000
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	—		18,000	36,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	a	)	27,732,614	30,297,600

			$347,450,007	$369,668,114

(Concluded)

Note a:	Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale as of December 31, 2014.

Note b:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2015 and 2014 would have decreased by NT$902,083 thousand and NT$331,517 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates and from fixed income securities. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$332 thousand for both the years ended December 31, 2015 and 2014.

The Company classified fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. To manage its exposure to the fair value fluctuations, the Company enters into interest rate futures contract to hedge against price risk caused by changes in risk-free interest rates in the Company’s investments in available-for-sale fixed income securities.

Assuming a hypothetical increase of 100 basis point (1%) in interest rates of available-for-sale fixed income securities at the end of the reporting period, the net income for the year ended December 31, 2015 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the year ended December 31, 2015 would have decreased by NT$271,547 thousand.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilizes some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2015 and 2014 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2015 and 2014 would have decreased by NT$259,996 thousand and NT$148,712 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2015 and 2014, the Company’s ten largest customers accounted for 68% and 76% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2015

Non-derivative financial liabilities

Short-term loans	$39,488,957	$—	$—	$—	$39,488,957
Accounts payable (including related parties)	19,725,274	—	—	—	19,725,274
Payables to contractors and equipment suppliers	26,012,192	—	—	—	26,012,192
Accrued expenses and other current liabilities	18,900,123	—	—	—	18,900,123
Bonds payable	26,494,990	104,462,371	68,378,787	25,981,316	225,317,464
Long-term bank loans	8,800	21,540	12,741	—	43,081
Other long-term payables (classified under accrued expenses and other current liabilities)	18,000	—	—	—	18,000
Guarantee deposits (including those classified under accrued expense and other current liabilities)	6,167,813	13,341,051	8,223,750	—	27,732,614

	136,816,149	117,824,962	76,615,278	25,981,316	357,237,705

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

Derivative financial instruments

Forward exchange contracts
Outflows	$23,192,477	$—	$—	$—	$23,192,477
Inflows	(23,135,579)	—	—	—	(23,135,579)

	56,898	—	—	—	56,898

	$136,873,047	$117,824,962	$76,615,278	$25,981,316	$357,294,603

December 31, 2014

Non-derivative financial liabilities

Short-term loans	$36,164,316	$—	$—	$—	$36,164,316
Accounts payable (including related parties)	23,370,424	—	—	—	23,370,424
Payables to contractors and equipment suppliers	26,980,408	—	—	—	26,980,408
Accrued expenses and other current liabilities	22,177,901	—	—	—	22,177,901
Bonds payable	3,079,862	66,720,514	98,460,598	58,320,169	226,581,143
Long-term bank loans	1,450	19,792	20,846	2,504	44,592
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18,000	18,000	—	—	36,000
Obligations under finance leases	29,667	59,335	800,409	—	889,411
Guarantee deposits (including those classified under accrued expense and other current liabilities)	4,757,700	12,851,275	12,687,200	—	30,296,175

	116,579,728	79,668,916	111,969,053	58,322,673	366,540,370

Derivative financial instruments

Forward exchange contracts
Outflows	17,327,250	—	—	—	17,327,250
Inflows	(17,283,079)	—	—	—	(17,283,079)

	44,171	—	—	—	44,171

Cross currency swap contracts
Outflows	47,291,943	—	—	—	47,291,943
Inflows	(46,970,942)	—	—	—	(46,970,942)

	321,001	—	—	—	321,001

Stock forward contracts
Outflows	56,172,570	—	—	—	56,172,570
Inflows	(56,172,570)	—	—	—	(56,172,570)

	—	—	—	—	—

	$116,944,900	$79,668,916	$111,969,053	$58,322,673	$366,905,542

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities carried at amortized cost recognized in the consolidated financial statements approximate their fair values.

	December 31, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds/Bank debentures	$8,143,146	$8,146,756	$—	$—
Negotiable certificate of deposit	4,934,250	4,945,878	—	—
Structured product	3,000,000	2,995,731	—	—
Commercial paper	—	—	4,485,593	4,486,541

Financial liabilities

Measured at amortized cost
Bonds payable	215,475,194	216,223,736	213,673,818	213,177,122

2)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes interest rate futures contracts, publicly traded stocks, money market funds, government bonds, agency bonds and corporate bonds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price. For investments in corporate issued asset-backed securities, the fair value is determined using quoted market prices or the present value of future cash flows based on the observable yield curves.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

3)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities measured at fair value on a recurring basis

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$—	$6,026	$—	$6,026

Available-for-sale financial assets

Corporate bonds	$6,267,768	$—	$—	$6,267,768
Corporate issued asset-backed securities	—	3,154,366	—	3,154,366
Agency bonds	2,627,367	—	—	2,627,367
Publicly traded stocks	1,371,483	—	—	1,371,483
Government bonds	878,377	—	—	878,377

	$11,144,995	$3,154,366	$—	$14,299,361

Hedging derivative financial assets

Interest rate futures contracts	$1,739	$—	$—	$1,739

Financial liabilities at FVTPL

Derivative financial instruments	$—	$72,610	$—	$72,610

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments (Note)	$—	$200,364	$—	$200,364

Available-for-sale financial assets

Publicly traded stocks	$73,797,085	$—	$—	$73,797,085
Money market funds	391	—	—	391

	$73,797,476	$—	$—	$73,797,476

Financial liabilities at FVTPL

Derivative financial instruments (Note)	$—	$486,614	$—	$486,614

Hedging derivative financial liabilities

Stock forward contract	$—	$16,364,241	$—	$16,364,241

Note: Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale.

For assets and liabilities held as of December 31, 2015 and 2014 that are measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

There were no purchases and disposals for assets on Level 3 for the years ended December 31, 2015 and 2014, respectively.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain financial assets at fair value on a nonrecurring basis when they are deemed to be impaired. The valuation processes include controls that are designed to ensure appropriate fair values are recorded. These controls include valuation technique validation, review of key inputs, and analysis of period-over-period fluctuations where appropriate. Due to significant unobservable inputs used, the Company classified these measurements as Level 3.

The Company reviews investments in non-publicly traded stocks and mutual funds for impairment quarterly and records an impairment charge when the Company believes an investment has experienced a significant or prolonged decline in the fair value and carrying value may not be recovered. The Company recognized impairment loss on financial assets carried at cost in the amount of NT$154,721 thousand and NT$211,477 thousand for the years ended December 31, 2015 and 2014, respectively.

Determining whether a significant or prolonged decline in fair value of the investment below its carrying amount has occurred is highly subjective. Factors the Company considers include the fair value of the investment in relation to its carrying amount and the duration of the decline in fair value below the carrying amount of the investment. Due to the absence of quoted market prices, the fair values are determined significantly based on management judgment with the best information available. The Company calculates these fair values using the market approach which includes recent financing activities, valuation of comparable companies, technology development stage, market condition and other economic factors as their inputs.

Financial assets and liabilities not measured at fair value but for which the fair value is disclosed

For investments in bonds, the fair value is determined using active market prices.

For investments in negotiable certificate of deposit and structured product, the fair value is determined using the present value of future cash flows based on the observable yield curves.

The fair value of the Company’s bonds payable is determined using active market prices.

The table below sets out the balances for the Company’s assets and liabilities at amortized cost but for which the fair value is disclosed as of December 31, 2015:

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$8,146,756	$—	$—	$8,146,756
Negotiable certificate of deposit	—	4,945,878	—	4,945,878
Structured product	—	2,995,731	—	2,995,731

	$8,146,756	$7,941,609	$—	$16,088,365

Liabilities

Measured at amortized cost
Bonds payable	$216,223,736	$—	$—	$216,223,736

37.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Net revenue

		Years Ended December 31
		2015	2014

Item	Related Party Categories

Net revenue from sale of goods	Associates	$4,253,961	$4,009,270
	Joint venture	1,206	1,325

		$4,255,167	$4,010,595

Net revenue from royalties	Associates	$489,420	$521,975

b.	Purchases

	Years Ended December 31
	2015	2014

Related Party Categories

Associates	$11,126,415	$11,644,177

c.	Receivables from related parties

		December 31, 2015	December 31, 2014

Item	Related Party Categories

Receivables from related parties	Associates	$505,722	$312,641
	Joint venture	—	314

		$505,722	$312,955

Other receivables from related parties	Associates	$125,018	$178,625

d.	Payables to related parties

		December 31, 2015	December 31, 2014

Item	Related Party Categories

Payables to related parties	Associates	$1,149,988	$1,490,997
	Joint venture	—	493

		$1,149,988	$1,491,490

e.	Acquisition of property, plant and equipment

	Acquisition Price
	Years Ended December 31
	2015	2014

Related Party Categories

Associates	$26,207	$—

f.	Disposal of property, plant and equipment

	Proceeds
	Years Ended December 31
	2015	2014

Related Party Categories

Associates	$—	$23,447
Joint venture	—	18,000

	$—	$41,447

	Gains
	Years Ended December 31
	2015	2014

Related Party Categories

Associates	$—	$20,010
Joint venture	—	17,441

	$—	$37,451

g.	Others

		Years Ended December 31
		2015	2014

Item	Related Party Categories

Manufacturing expenses	Associates	$2,321,858	$2,437,366
	Joint venture	12,819	7,926

		$2,334,677	$2,445,292

Research and	Associates	$142,833	$87,848
development expenses	Joint venture	1,398	1,116

		$144,231	$88,964

General and administrative expenses	Associates	$6,049	$—

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec and office from VIS, respectively. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS quarterly and monthly, respectively; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2015 and 2014 were as follows:

	Years Ended December 31
	2015	2014

Short-term employee benefits	$1,883,013	$1,787,813
Post-employment benefits	10,926	46,758

	$1,893,939	$1,834,571

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

38.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for litigation and building lease agreements. As of December 31, 2015 and 2014, the aforementioned other financial assets amounted to NT$177,229 thousand and NT$293,409 thousand, respectively.

39.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between February 2016 and March 2035 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2015	2014

Minimum lease payments	$995,983	$901,219

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2015	December 31, 2014

Not later than 1 year	$1,099,017	$891,767
Later than 1 year and not later than 5 years	3,635,180	3,490,783
Later than 5 years	6,921,891	6,576,218

	$11,656,088	$10,958,768

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2015, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2015.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of December 31, 2015, TSMC has paid EUR166,386 thousand to ASML under the research and development funding agreement.

f.	In September 2013, Zond Inc. filed a complaint in U.S. District Court for the District of Massachusetts against TSMC, certain TSMC subsidiaries and other companies alleging infringing of several U.S. patents. Subsequently, TSMC and Zond initiated additional legal actions in the U.S. District Courts for the District of Delaware and the District of Massachusetts over several additional patents owned by Zond. In March 2015, all pending litigations between the parties in the U.S. District Courts for the District of Massachusetts and the District of Delaware were dismissed.

g.	In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of TSMC and TSMC North America. DSS has appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit. In November 2015, the Patent Trial and Appeal Board (PTAB) determined after concluding an Inter Partes Review that the patent claims asserted by DSS in the District Court litigation are unpatentable. DSS can appeal the PTAB’s decision. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

h.	Amounts available under unused letters of credit as of December 31, 2015 and 2014 were NT$144,738 thousand and NT$222,026 thousand, respectively.

41.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

December 31, 2015

Financial assets

Monetary items
USD	$3,089,634	32.895		$101,633,497
USD	251,824	6.494	(Note 2)	8,283,759
EUR	43,933	36.00		1,581,571
JPY	9,717,089	0.2733		2,655,680
Non-monetary items
HKD	166,727	4.24		706,924

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount (In Thousands)

Financial liabilities

Monetary items
USD	$2,952,404	32.895	$97,119,331
EUR	44,174	36.00	1,590,264
JPY	26,416,113	0.2733	7,219,524

December 31, 2014

Financial assets

Monetary items
USD	5,002,082	31.718	158,656,051
EUR	22,887	38.57	882,741
JPY	704,925	0.2652	186,946
Non-monetary items
HKD	149,844	4.09	612,860

Financial liabilities

Monetary items
USD	3,348,306	31.718	106,201,584
EUR	44,152	38.57	1,702,926
JPY	28,734,248	0.2652	7,620,323

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.

The realized and unrealized foreign exchange gain and loss was a net gain of NT$2,481,446 thousand and NT$2,111,310 thousand for the years ended December 31, 2015 and 2014, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

42.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total

Year ended December 31, 2015

Net revenue from external customers	$842,690,157	$807,211	$—	$843,497,368
Income (loss) from operations	320,833,219	(785,444)	—	320,047,775
Share of profits of associates and joint venture	4,517,699	(385,571)	—	4,132,128
Income tax expense (benefit)	43,874,515	(1,771)	—	43,872,744

Year ended December 31, 2014

Net revenue from external customers	$762,120,792	$685,673	$—	$762,806,465
Net revenue from sales among intersegments	—	38,082	(38,082)	—
Income (loss) from operations	298,634,587	(2,764,278)	—	295,870,309
Share of profits of associates and joint venture	4,405,878	(455,409)	—	3,950,469
Income tax expense	38,314,378	21	—	38,314,399

c.	Geographic information

	Net Revenue from External Customers		Non-current Assets
	Years Ended December 31		December 31,	December 31,
	2015	2014	2015	2014

Taiwan	$90,169,543	$88,856,586	$844,173,826	$809,437,793
United States	566,600,178	524,983,953	8,892,851	8,105,381
Asia	123,705,876	99,916,635	15,889,993	15,380,799
Europe, the Middle East and Africa	57,064,965	46,776,647	8,278	8,344
Others	5,956,806	2,272,644	—	—

	$843,497,368	$762,806,465	$868,964,948	$832,932,317

The Company categorized the net revenue mainly based on the country in which the customer is headquartered. Non-current assets include property, plant and equipment, intangible assets and other noncurrent assets.

d.	Production information

	Years Ended December 31
Production	2015	2014

Wafer	$802,937,969	$723,747,536
Others	40,559,399	39,058,929

	$843,497,368	$762,806,465

e.	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2015		2014
	Amount	%	Amount	%

Customer A	$134,158,421	16	$157,631,427	21
Customer B	134,117,206	16	71,184,627	9

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint venture): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in Mainland China): Please see Table 9 attached;

l.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)	Amount Actually Drawn (US$ in Thousands)	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits (Note 3)
														Item	Value
1	TSMC Partners	TSMC Solar (Note 5)	Other receivables from related parties	Yes	$ (US$	5,592,150 170,000)	$—	$—	0.38%	The need for short-term financing	$—	Operating capital	$—	—	$—	$20,353,878 (Note 1)	$50,884,696
		TSMC SSL	Other receivables from related parties	Yes	(US$	1,644,750 50,000)	—	—	0.38%	The need for short-term financing	—	Operating capital	—	—	—	20,353,878 (Note 1)	50,884,696

2	TSMC Solar (Note 5)	TSMC Solar NA	Other receivables from related parties	Yes	(US$	19,737 600)	—	—	—	The need for short-term financing	—	Operating capital	—	—	—	— (Note 2)	—

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 90% and up owned, directly or indirectly, by TSMC (90% and up owned subsidiaries). However, the aggregate amounts lendable to 90% and up owned subsidiaries and the total amount lendable to one such borrower of 90% and up owned subsidiaries shall not exceed forty percent (40%) of the net worth of TSMC Partners.
Note 2:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Solar. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth; however, this restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC Solar.
Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and twenty percent (20%) of the net worth of TSMC Solar.
Note 4:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.
Note 5:	TSMC Solar was merged into TSMC on December 14, 2015, and the intercompany loan from TSMC Partners had been assumed and repaid by TSMC.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship
0	TSMC	TSMC Global	Subsidiary	$305,417,930	$ (US$	49,342,500 1,500,000)	$ (US$	49,342,500 1,500,000)	$ (US$	49,342,500 1,500,000)	$—	4.04%	$305,417,930	Yes	No	No
		TSMC North America	Subsidiary	305,417,930	(US$	2,737,302 83,213)	(US$	2,737,302 83,213)	(US$	2,737,302 83,213)	—	0.22%	305,417,930	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

December 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	—	Held-to-maturity financial assets	—		$3,305,475	N/A		$3,306,576
	The Export-Import Bank of the ROC	—	”	—		149,999	N/A		149,999

	Corporate bond
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	—		1,543,723	N/A		1,544,319
	Taiwan Power Company	—	”	—		1,207,601	N/A		1,208,248
	Hon Hai Precision Ind. Co., Ltd.	—	”	—		1,003,858	N/A		1,005,406
	Formosa Petrochemical Corporation	—	”	—		301,097	N/A		301,093
	Formosa Plastics Corporation	—	”	—		175,742	N/A		176,239
	China Steel Corporation	—	”	—		100,452	N/A		100,548

	Structure deposit
	Hua Nan Commercial Bank	—	Held-to-maturity financial assets	—		2,000,000	N/A		1,996,032
	Cathay United Bank	—	”	—		1,000,000	N/A		999,699

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	211,047		706,924	1		706,924
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	W.K. Technology Fund IV	—	”	3,200		24,521	2		24,521

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		11,259	12		11,259
	Crimson Asia Capital	—	”	—		9,357	1		9,357

TSMC Partners	Stock
	Tela Innovations	—	Financial assets carried at cost	13,919	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	14		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	6	US$	5,000
	China Walden Venture Investments II, L.P.	—	”	—	US$	4,329	9	US$	4,329

TSMC Global	Corporate bond
	Bank of America Corp.	—	Available-for-sale financial assets	—	US$	6,993	N/A	US$	6,993
	BB&T Corporation	—	”	—	US$	6,587	N/A	US$	6,587
	Verizon Communications	—	”	—	US$	4,994	N/A	US$	4,994
	JPMorgan Chase & Co.	—	”	—	US$	4,971	N/A	US$	4,971
	KfW	—	”	—	US$	4,586	N/A	US$	4,586
	Bank of Ny Mellon Corp.	—	”	—	US$	4,046	N/A	US$	4,046
	Asian Development Bank	—	”	—	US$	3,977	N/A	US$	3,977
	AT&T Inc.	—	”	—	US$	3,882	N/A	US$	3,882
	Goldman Sachs Group Inc.	—	”	—	US$	3,610	N/A	US$	3,610
	State Street Corp.	—	”	—	US$	3,430	N/A	US$	3,430
	Fifth Third Bancorp	—	”	—	US$	3,373	N/A	US$	3,373
	Medtronic Inc.	—	”	—	US$	3,309	N/A	US$	3,309

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Unitedhealth Group Inc.	—	Available-for-sale financial assets	—	US$	3,119	N/A	US$	3,119
	Citigroup Inc.	—	”	—	US$	2,986	N/A	US$	2,986
	Burlingtn North Santa Fe	—	”	—	US$	2,681	N/A	US$	2,681
	PNC Bank NA	—	”	—	US$	2,635	N/A	US$	2,635
	CVS Health Corp.	—	”	—	US$	2,595	N/A	US$	2,595
	Morgan Stanley	—	”	—	US$	2,492	N/A	US$	2,492
	Wells Fargo & Company	—	”	—	US$	2,475	N/A	US$	2,475
	Merck & Co Inc.	—	”	—	US$	2,441	N/A	US$	2,441
	Oracle Corp.	—	”	—	US$	2,428	N/A	US$	2,428
	Citizens Bank NA/RI	—	”	—	US$	2,256	N/A	US$	2,256
	Comcast Corp.	—	”	—	US$	2,176	N/A	US$	2,176
	Stanley Black & Decker Inc.	—	”	—	US$	2,006	N/A	US$	2,006
	Visa Inc.	—	”	—	US$	1,998	N/A	US$	1,998
	Intercontinentalexchange	—	”	—	US$	1,997	N/A	US$	1,997
	Intl Bk Recon & Develop	—	”	—	US$	1,996	N/A	US$	1,996
	Royal Bank of Canada	—	”	—	US$	1,994	N/A	US$	1,994
	Nordic Investment Bank	—	”	—	US$	1,993	N/A	US$	1,993
	Ameren Corp.	—	”	—	US$	1,990	N/A	US$	1,990
	Toronto Dominion Bank	—	”	—	US$	1,990	N/A	US$	1,990
	FMS Wertmanagement	—	”	—	US$	1,989	N/A	US$	1,989
	WEC Energy Group Inc.	—	”	—	US$	1,988	N/A	US$	1,988
	African Development Bank	—	”	—	US$	1,986	N/A	US$	1,986
	AstraZeneca Plc.	—	”	—	US$	1,983	N/A	US$	1,983
	ACE INA Holdings	—	”	—	US$	1,983	N/A	US$	1,983
	New York Life Global FDG	—	”	—	US$	1,982	N/A	US$	1,982
	Daimler Finance NA Llc.	—	”	—	US$	1,978	N/A	US$	1,978
	Pricoa Global Funding 144A	—	”	—	US$	1,978	N/A	US$	1,978
	Enel Finance Intl N.V.	—	”	—	US$	1,964	N/A	US$	1,964
	HSBC Usa Inc.	—	”	—	US$	1,898	N/A	US$	1,898
	Oncor Electric Delivery	—	”	—	US$	1,892	N/A	US$	1,892
	Procter & Gamble Co/The	—	”	—	US$	1,892	N/A	US$	1,892
	National Rural Util Coop	—	”	—	US$	1,879	N/A	US$	1,879
	Caterpillar Financial SE	—	”	—	US$	1,803	N/A	US$	1,803
	Pepsico Inc.	—	”	—	US$	1,790	N/A	US$	1,790
	Deutsche Bank AG, London	—	”	—	US$	1,784	N/A	US$	1,784
	Electricite de France SA	—	”	—	US$	1,770	N/A	US$	1,770
	Orange S.A.	—	”	—	US$	1,748	N/A	US$	1,748
	Public Service Colorado	—	”	—	US$	1,651	N/A	US$	1,651
	JPMorgan Chase & Co.	—	”	—	US$	1,592	N/A	US$	1,592
	Heineken N.V.	—	”	—	US$	1,588	N/A	US$	1,588
	Capital One Bank (USA), NA	—	”	—	US$	1,535	N/A	US$	1,535
	Wm. Wrigley Jr. Co.	—	”	—	US$	1,502	N/A	US$	1,502
	Toyota Motor Credit Corp.	—	”	—	US$	1,500	N/A	US$	1,500
	Bk of England Euro Note	—	”	—	US$	1,498	N/A	US$	1,498
	Becton Dickinson and Co.	—	”	—	US$	1,406	N/A	US$	1,406
	Pfizer Inc.	—	”	—	US$	1,399	N/A	US$	1,399
	Biogen Inc.	—	”	—	US$	1,391	N/A	US$	1,391
	Express Scripts Holding	—	”	—	US$	1,390	N/A	US$	1,390
	Santander UK Group Hldgs	—	”	—	US$	1,389	N/A	US$	1,389
	General Elec Cap Corp.	—	”	—	US$	1,348	N/A	US$	1,348
	CSX Corp.	—	”	—	US$	1,322	N/A	US$	1,322
	Chevron Corp.	—	”	—	US$	1,247	N/A	US$	1,247
	Shell International Fin.	—	”	—	US$	1,243	N/A	US$	1,243

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Principal Lfe Glb Fnd II	—	Available-for-sale financial assets	—	US$	1,195	N/A	US$	1,195
	American Intl Group	—	”	—	US$	1,172	N/A	US$	1,172
	Trans Canada Pipelines	—	”	—	US$	1,140	N/A	US$	1,140
	Pacificorp	—	”	—	US$	1,089	N/A	US$	1,089
	UBS AG Stamford CT	—	”	—	US$	1,008	N/A	US$	1,008
	Philip Morris Intl Inc.	—	”	—	US$	1,006	N/A	US$	1,006
	Morgan Stanley	—	”	—	US$	1,005	N/A	US$	1,005
	Suntrust Banks Inc.	—	”	—	US$	1,004	N/A	US$	1,004
	Morgan Stanley	—	”	—	US$	1,001	N/A	US$	1,001
	Met Life Glob Funding I	—	”	—	US$	1,000	N/A	US$	1,000
	Gilead Sciences Inc.	—	”	—	US$	1,000	N/A	US$	1,000
	Celgene Corp.	—	”	—	US$	999	N/A	US$	999
	Rabobank Nederland NY	—	”	—	US$	999	N/A	US$	999
	Keycorp	—	”	—	US$	999	N/A	US$	999
	Credit Suisse New York	—	”	—	US$	997	N/A	US$	997
	Bank of America N.A.	—	”	—	US$	996	N/A	US$	996
	AIG Global Funding	—	”	—	US$	995	N/A	US$	995
	HSBC USA Inc.	—	”	—	US$	995	N/A	US$	995
	Time Warner Inc.	—	”	—	US$	994	N/A	US$	994
	Eaton Corp.	—	”	—	US$	994	N/A	US$	994
	IBM Corp.	—	”	—	US$	993	N/A	US$	993
	Lockheed Martin Corp.	—	”	—	US$	993	N/A	US$	993
	Schlumberger Hldgs Corp.	—	”	—	US$	993	N/A	US$	993
	Marsh & Mclennan Cos Inc.	—	”	—	US$	924	N/A	US$	924
	Corning Inc.	—	”	—	US$	889	N/A	US$	889
	Amgen Inc.	—	”	—	US$	865	N/A	US$	865
	Mastercard Inc.	—	”	—	US$	853	N/A	US$	853
	Swedbank AB	—	”	—	US$	840	N/A	US$	840
	Eaton Corp.	—	”	—	US$	837	N/A	US$	837
	Fifth Third Bank	—	”	—	US$	822	N/A	US$	822
	Manuf & Traders Trust Co.	—	”	—	US$	747	N/A	US$	747
	Commonwealth Bk Austr NY	—	”	—	US$	645	N/A	US$	645
	Hyundai Capital America	—	”	—	US$	618	N/A	US$	618
	Bayer Us Finance Llc.	—	”	—	US$	600	N/A	US$	600
	Coca Cola Co/The	—	”	—	US$	588	N/A	US$	588
	Mcdonald S Corp.	—	”	—	US$	547	N/A	US$	547
	Ryder System Inc.	—	”	—	US$	503	N/A	US$	503
	American Intl Group	—	”	—	US$	495	N/A	US$	495
	Duke Energy Corp.	—	”	—	US$	425	N/A	US$	425
	US Bancorp	—	”	—	US$	262	N/A	US$	262
	Rolls Royce PLC	—	”	—	US$	220	N/A	US$	220
	JPMorgan Chase & Co.	—	Held-to-maturity financial assets	—	US$	10,798	N/A	US$	10,772

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	—	US$	26,702	N/A	US$	26,702

	Agency bond
	Fnma Pool AL7191	—	Available-for-sale financial assets	—	US$	5,864	N/A	US$	5,864
	Fnma Pool AL7671	—	”	—	US$	5,003	N/A	US$	5,003
	Fnma Pool AD4037	—	”	—	US$	4,928	N/A	US$	4,928
	Fnma Pool 310104	—	”	—	US$	4,220	N/A	US$	4,220
	Fnma Pool AV3015	—	”	—	US$	4,064	N/A	US$	4,064
	Fnma Pool AS3460	—	”	—	US$	4,031	N/A	US$	4,031
	Fnma Tba 15 Yr 2.5	—	”	—	US$	3,964	N/A	US$	3,964

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Fnma Pool AS6275	—	Available-for-sale financial assets	—	US$	3,952	N/A	US$	3,952
	Fnma Pool AH5613	—	”	—	US$	3,300	N/A	US$	3,300
	Fed Hm Ln Pc Pool J32520	—	”	—	US$	3,107	N/A	US$	3,107
	Fhlmc Tba 30 Yr 5.5	—	”	—	US$	3,034	N/A	US$	3,034
	Fannie Mae	—	”	—	US$	2,988	N/A	US$	2,988
	Fnma Pool 725423	—	”	—	US$	2,958	N/A	US$	2,958
	Fnma Pool 995024	—	”	—	US$	2,471	N/A	US$	2,471
	Fed Hm Ln Pc Pool 849787	—	”	—	US$	2,465	N/A	US$	2,465
	Fnma Pool AL6818	—	”	—	US$	2,296	N/A	US$	2,296
	Fnma Pool AL7485	—	”	—	US$	2,118	N/A	US$	2,118
	Fnma Pool AL7421	—	”	—	US$	2,030	N/A	US$	2,030
	Fnma Pool AY6119	—	”	—	US$	2,025	N/A	US$	2,025
	Freddie Mac	—	”	—	US$	1,984	N/A	US$	1,984
	Fnma Pool AL6254	—	”	—	US$	1,930	N/A	US$	1,930
	Fnma Pool 930289	—	”	—	US$	1,688	N/A	US$	1,688
	Fnma Pool Ma1201	—	”	—	US$	1,554	N/A	US$	1,554
	Federal Farm Credit Bank	—	”	—	US$	1,246	N/A	US$	1,246
	Fed Hm Ln Pc Pool 849872	—	”	—	US$	1,240	N/A	US$	1,240
	Fnma Pool AX5630	—	”	—	US$	1,094	N/A	US$	1,094
	Fed Hm Ln Pc Pool J32972	—	”	—	US$	851	N/A	US$	851
	Fed Hm Ln Pc Pool V60841	—	”	—	US$	787	N/A	US$	787
	Fannie Mae	—	”	—	US$	674	N/A	US$	674
	Export Developmnt Canada	—	”	—	US$	647	N/A	US$	647
	Fnma Pool AL6302	—	”	—	US$	644	N/A	US$	644
	Fed Hm Ln Pc Pool J33012	—	”	—	US$	390	N/A	US$	390
	Fed Hm Ln Pc Pool C91854	—	”	—	US$	138	N/A	US$	138
	Fnma Pool 995018	—	”	—	US$	84	N/A	US$	84
	Fed Hm Ln Pc Pool 849506	—	”	—	US$	48	N/A	US$	48
	Fed Hm Ln Pc Pool C91845	—	”	—	US$	27	N/A	US$	27
	Fnma Pool 745516	—	”	—	US$	26	N/A	US$	26

	Negotiable certificate of deposit
	China Development Bank	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,206
	Bank of China	—	”	—	US$	50,000	N/A	US$	50,146
	China Construction Bank	—	”	—	US$	50,000	N/A	US$	50,002

	Corporate issued asset-backed securities
	Chase Issuance Trust	—	Available-for-sale financial assets	—	US$	15,507	N/A	US$	15,507
	Discover Card Execution Note Trust	—	”	—	US$	12,126	N/A	US$	12,126
	Citibank Credit Card Issuance Trust	—	”	—	US$	9,756	N/A	US$	9,756
	Capital One Multi Asset Execution Trust	—	”	—	US$	8,961	N/A	US$	8,961
	Ford Credit Floorplan Master Owner Trust	—	”	—	US$	5,922	N/A	US$	5,922
	Bank Of America Credit Card Trust	—	”	—	US$	4,433	N/A	US$	4,433
	American Express Credit Account Master Trust	—	”	—	US$	3,993	N/A	US$	3,993
	Mercedes Benz Master Owner Trust	—	”	—	US$	3,984	N/A	US$	3,984
	Mercedes Benz Auto Lease Trust	—	”	—	US$	3,001	N/A	US$	3,001
	Ford Credit Auto Lease Trust	—	”	—	US$	2,078	N/A	US$	2,078
	Toyota Auto Receivables Owner Trust	—	”	—	US$	2,074	N/A	US$	2,074
	Nissan Auto Lease Trust	—	”	—	US$	2,001	N/A	US$	2,001
	American Express Credit Account Master Trust	—	”	—	US$	2,000	N/A	US$	2,000
	American Express Credit Account Master Trust	—	”	—	US$	1,997	N/A	US$	1,997
	Chrysler Capital Auto Receivables Trust	—	”	—	US$	1,994	N/A	US$	1,994
	Usaa Auto Owner Trust	—	”	—	US$	1,992	N/A	US$	1,992
	Nissan Auto Receivables Owner Trust	—	”	—	US$	1,986	N/A	US$	1,986
(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Carmax Auto Owner Trust	—	Available-for-sale financial assets	—	US$	1,985	N/A	US$	1,985
	Ford Credit Auto Owner Trust	—	”	—	US$	1,967	N/A	US$	1,967
	Golden Credit Card Trust	—	”	—	US$	1,794	N/A	US$	1,794
	Mercedes Benz Auto Receivables Trust	—	”	—	US$	1,691	N/A	US$	1,691
	Honda Auto Receivables Owner Trust	—	”	—	US$	1,686	N/A	US$	1,686
	Hyundai Auto Receivables Trust	—	”	—	US$	998	N/A	US$	998
	Nissan Auto Lease Trust	—	”	—	US$	981	N/A	US$	981
	Hyundai Auto Lease Securitizat Trust	—	”	—	US$	551	N/A	US$	551
	Bmw Floorplan Master Owner Trust	—	”	—	US$	434	N/A	US$	434

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	12,017	5	US$	12,017

VTAF III	Common stock
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	5,177	3	US$	5,177
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170

VTAF II	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	1,267	US$	3,194	3	US$	3,194
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	—	”	3,100	US$	2,429	30	US$	2,429

	Preferred stock
	Aquantia	—	Financial assets carried at cost	4,643	US$	4,441	2	US$	4,441
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168
	Impinj, Inc.	—	”	711	US$	1,100	—	US$	1,100
	QST Holdings, LLC	—	”	—	US$	588	13	US$	588
	Cresta Technology Corporation	—	”	92	US$	28	—	US$	28

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	4,034	US$	10,167	8	US$	10,167
	Global Investment Holding Inc.	—	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	QST Holdings, LLC	—	Financial assets carried at cost	—	US$	141	4	US$	141

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Alchip Technologies Limited	—	Available-for-sale financial assets	6,581	US$	6,842	11	US$	6,842
	Goyatek Technology, Corp.	—	Financial assets carried at cost	745		—	6		—
	Sonics, Inc.	—	”	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount
TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	Held-to-maturity financial assets	—	—	—		$—	—		$3,316,906	—		$—		$—		$—	—		$3,305,475

	Corporate bond
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		—	—		1,771,413	—		225,000		225,000		—	—		1,543,723
	Taiwan Power Company	”	—	—	—		—	—		1,209,903	—		—		—		—	—		1,207,601
	Hon Hai Precision Ind. Co., Ltd.	”	—	—	—		—	—		1,006,244	—		—		—		—	—		1,003,858
	Formosa Petrochemical Corporation	”	—	—	—		—	—		301,625	—		—		—		—	—		301,097
	Formosa Plastics Corporation	”	—	—	—		—	—		351,464	—		175,000		175,000		—	—		175,742

	Structure deposit
	Hua Nan Commercial Bank	Held-to-maturity financial assets	—	—	—		—	—		2,000,000	—		—		—		—	—		2,000,000
	Cathay United Bank	”	—	—	—		—	—		1,000,000	—		—		—		—	—		1,000,000

	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	220		2,192,014	1,080		10,768,924	1,300		13,000,000		12,960,938		39,062	—		—
	CPC Corporation, Taiwan	”	—	—	230		2,293,579	100		997,799	330		3,300,000		3,291,378		8,622	—		—

	Stock
	TSMC SSL	Noncurrent assets held for sale	EPISTAR	Subsidary	554,674		669,472	—		—	554,674		782,701 (Note 2)		669,472		113,229	—		—
	TSMC Global	Investments accounted for using equity method	—	Subsidary	3		132,330,833	2		64,640,368	—		—		—		—	5		203,425,723
	VIS	”	Public Market	Associate	546,223		10,105,485	—		—	82,000		3,871,910		1,608,371		2,263,539	464,223		8,446,054
	Chi Cherng	”	OVT	Subsidary	—		—	36,600		394,674	—		—		—		—	36,600		394,364

TSMC Partner	Stock
	VisEra Holding	Investments accounted for using equity method	OVT	Subsidary	43,000	US$	103,653	43,000	US$	108,204	—		—		—		—	86,000	US$	213,347
	Tela Innovations	Financial assets carried at cost	—	—	—		—	13,919	US$	65,000	—		—		—		—	13,919	US$	65,000

TSMC Global	Corporate bond
	JPMorgan Chase & Co.	Held-to-maturity financial assets	—	—	—		—	—	US$	11,002	—		—		—		—	—	US$	10,798

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—		—	—	US$	51,037	—	US$	24,113	US$	24,194	US$	(81)	—	US$	26,702

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount
TSMC Global	Negotiable certificates of deposits
	China Development Bank	Held-to-maturity financial assets	—	—	—		$—	—	US$	50,000	—		$—		$—		$—	—	US$	50,000
	Bank of China	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	China Construction Bank	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000

	Corporate issued asset-backed securities
	Chase Issuance Trust	Available-for-sale financial assets	—	—	—		—	—	US$	16,048	—	US$	497	US$	497		—	—	US$	15,507
	Discover Card Execution Note Trust	”	—	—	—		—	—	US$	12,142	—		—		—		—	—	US$	12,126
	Citibank Credit Card Issuance Trust	”	—	—	—		—	—	US$	9,778	—		—		—		—	—	US$	9,756

	Stock
	ASML	Available-for-sale financial assets	—	—	20,993	US$	2,284,919	—		—	20,993	US$	1,780,940	US$	1,085,474	US$	695,466	—		—

	Fund
	Primavera Capital Fund II L.P.	Financial assets carried at cost	—	—	—		—	—	US$	12,017	—		—		—		—	—	US$	12,017

TSMC Solar	Stock
	Motech	Investments accounted for using equity method	Public Market	Associate	87,480		3,408,945	—		—	29,160		1,209,114		1,006,730		202,384	Note 3		Note 3

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	The amount of disposal is the selling price less associated expenditure.
Note 3:	TSMC Solar was merged into TSMC on December 14, 2015. After the incorporation, Motech’s shares previously owned by TSMC Solar were directly held by TSMC.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
TSMC	Fab	July 09, 2014 to July 06, 2015	$3,222,693	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 13, 2014 to July 15, 2015	3,245,091	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 26, 2014 to July 17, 2015	323,819	Monthly settlement by the construction progress and acceptance	MandarTech Interiors Inc.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 03, 2014 to June 18, 2015	1,371,031	Monthly settlement by the construction progress and acceptance	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	October 02, 2015 to October 05, 2015	1,327,000	Monthly settlement by the construction progress and acceptance	Kedge Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 20, 2015 to November 23, 2015	349,823	Monthly settlement by the construction progress and acceptance	Lead Fu Industrials Corp.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 10, 2015 to December 11, 2015	870,000	Monthly settlement by the construction progress and acceptance	Chun Yuan Steel Industry Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationships	Purchases/Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total	Note
TSMC	TSMC North America	Subsidiary	Sales		$564,715,542	66	Net 30 days from invoice date (Note)	—	Note		$56,728,022	68
	GUC	Associate	Sales		3,252,282	—	Net 30 days from the end of the month of when invoice is issued	—	—		483,576	1
	TSMC China	Subsidiary	Purchases		22,459,951	31	Net 30 days from the end of the month of when invoice is issued	—	—		(1,541,231)	8
	WaferTech	Indirect subsidiary	Purchases		8,611,590	12	Net 30 days from the end of the month of when invoice is issued	—	—		(683,473)	3
	VIS	Associate	Purchases		7,148,777	10	Net 30 days from the end of the month of when invoice is issued	—	—		(532,097)	3
	SSMC	Associate	Purchases		3,977,638	6	Net 30 days from the end of the month of when invoice is issued	—	—		(301,108)	1

TSMC North America	GUC	Associate of TSMC	Sales	(US$	894,408 28,197)	—	Net 30 days from invoice date	—	—	(US$	20,735 630)	—

TSMC Solar	TSMC Solar Europe GmbH	Subsidiary	Sales		436,074	61	Net 90 days from the end of the month of when invoice is issued	—	—		—	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

December 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken
TSMC	TSMC North America	Subsidiary		$57,057,694	47	$5,268,560	—	$13,076,307	$—
	GUC	Associate		483,576	42	201,377	—	209,847	—

TSMC China	TSMC	Parent company	(RMB	1,541,231 304,245)	29	—	—	—	—

TSMC Technology	TSMC	Parent company	(US$	227,511 6,916)	Note 2	—	—	—	—

WaferTech	TSMC	Parent company	(US$	683,473 20,777)	29	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC North America	1	Net revenue from sale of goods	$564,715,542	—	67%
				Receivables from related parties	56,728,022	—	3%
				Other receivables from related parties	329,672	—	—
		TSMC Japan	1	Marketing expenses - commission	230,499	—	—
		TSMC Europe	1	Marketing expenses - commission	405,608	—	—
		TSMC China	1	Purchases	22,459,951	—	3%
				Marketing expenses - commission	120,715	—	—
				Disposal of property, plant and equipment	121,743	—	—
				Payables to related parties	1,541,231	—	—
		TSMC Canada	1	Research and development expenses	227,661	—	—
		TSMC Technology	1	Research and development expenses	1,783,414	—	—
				Payables to related parties	227,511	—	—
		WaferTech	1	Purchases	8,611,590	—	1%
				Payables to related parties	683,473	—	—
1	TSMC Solar	TSMC Solar Europe GmbH	1	Net revenue from sale of goods	436,074	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

(EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2015			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2015 (Foreign Currencies in Thousands)	December 31, 2014 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$167,755,236	$103,114,868	$5	100	$203,425,723	$22,522,263	$22,522,263	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	50,827,318	2,009,702	2,009,969	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	9,511,515	6,372,459	2,471,877	Associate
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	10,180,677	11,789,048	464,223	28	8,446,054	4,157,583	1,279,493	Associate
	TSMC North America	San Jose, California, USA	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	4,234,685	98,802	98,802	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,309,969	1,357,890	92,778	35	2,209,785	146,799	54,113	Associate
	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	5,221,931	—	58,320	12	2,053,562	(686,132)	(9,066)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,152,335	494,240	173,960	Associate
	VTAF II	Cayman Islands	Investing in new start-up technology companies	608,562	605,479	—	98	554,240	(5,358)	(5,251)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	844,775	844,775	—	99.5	440,901	(2,575)	(2,562)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	394,674	—	36,600	100	394,364	(93,651)	(311)	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,499,452	1,850,782	—	98	385,834	(93,739)	(91,864)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	330,664	38,825	38,825	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	127,453	3,533	3,533	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	35,231	3,090	3,090	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	25,266	—	1	100	1,186	(35,666)	(1,730)	Subsidiary
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	—	11,180,000	—	—	—	(3,500,638)	(3,479,224)	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	—	200,000	—	—	—	(101,697)	(101,697)	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2015				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2015 (Foreign Currencies in Thousands)		December 31, 2014 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC Partners	TSMC Development	Delaware, U.S.A	Investment activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	26,057,982 792,156)	(US$	1,312,315 41,372)		Note 2	Subsidiary
	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	(US$	4,973,856 151,204)	(US$	1,414,485 43,000)	86,000	98	(US$	7,018,048 213,347)	(US$	1,115,859 35,178)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	545,012 16,568)	(US$	49,392 1,557)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	305,891 9,299)	(US$	305,891 9,299)	9,299	97	(US$	344,453 10,471)	(US$	3,334 105)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	75,659 2,300)	(US$	75,659 2,300)	2,300	100	(US$	152,570 4,638)	(US$	18,908 596)		Note 2	Subsidiary

	ISDF	Cayman Islands	Investing in new start-up technology companies	$ (US$	19,178 583)	$ (US$	19,178 583)	583	97	$ (US$	4,114 125)	$ (US$	(414 (13	) ))	Note 2	Subsidiary

VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	48,085 1,462)	(US$	71,711 2,180)	—	100	(US$	26,148 795)	(US$	30,617 965)		Note 2	Subsidiary
	Mutual-Pak	New Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	(US$	171,471 5,212)	(US$	171,471 5,212)	15,643	58	(US$	20,562 625)	(US$	(15,855 (500	) ))	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—		Note 2	Subsidiary

TSMC Solar	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		—		6,228,661	—	—		—		(686,132)		Note 2	Associate
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business		—		504,107	—	—		—		(5,127)		Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A	Selling and marketing of solar related products		—		236,025	—	—		—		(7,857)		Note 2	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		—		—	—	—		—		(35,666)		Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		—		53,092	—	—		—		(3,500,638)		Note 2	Associate

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices		—		—	293,637	100	(US$	6,372,230 193,714)	(US$	1,241,489 39,139)		Note 2	Subsidiary

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		—	(EUR	446,400 12,400)	—	—		—	(EUR	(27,182 (766	) ))	Note 2	Subsidiary

VisEra Holding	VisEra Tech	Hsin-Chu, Taiwan	Produces semiconductor optical components and other semiconductor manufacturing and service	(US$	3,094,388 94,069)	(US$	3,094,388 94,069)	253,120	87	(US$	5,365,288 163,103)	(US$	312,427 9,850)		Note 2	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	(US$	200,100 6,083)	(US$	402,661 12,241)	18,504	6	(US$	718,577 21,845)	(US$	146,799 4,628)		Note 2	Associate

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2015 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2015 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of December 31, 2015	Accumulated Inward Remittance of Earnings as of December 31, 2015
							Outflow	Inflow
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	$8,709,986	100%	$8,729,966 (Note 2)	$40,234,742	$—

Accumulated Investment in Mainland China as of December 31, 2015 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)
$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing Company Limited

Parent Company Only Financial Statements for the Years Ended December 31, 2015 and 2014 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying parent company only balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2015 and 2014 and January 1, 2014 and the related parent company only statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2015 and 2014. These parent company only financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the parent company only financial statements referred to above present fairly, in all material respects, the parent company only financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2015 and 2014 and January 1, 2014, and the results of its operations and its cash flows for the years then ended in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

The statements of major accounting items listed in the parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2015 are presented for the purpose of additional analysis. Such statements have been subjected to the auditing procedures applied in our audits of the financial statements mentioned above. In our opinion, such statements are consistent in all material respects in relation to the financial statements as a whole.

February 2, 2016

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

			December 31, 2014		January 1, 2014
	December 31, 2015 (Note 3)		(Adjusted) (Note 3)		(Adjusted) (Note 3)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$264,493,583	16	$184,859,232	13	$146,438,768	12
Financial assets at fair value through profit or loss (Note 7)	6,026	—	134,824	—	64,030	—
Available-for-sale financial assets	706,924	—	612,860	—	646,402	—
Held-to-maturity financial assets (Note 8)	9,166,523	1	4,485,593	—	1,795,949	—
Notes and accounts receivable, net (Note 9)	25,636,123	2	22,806,184	2	17,445,877	2
Receivables from related parties (Note 31)	57,282,682	4	88,419,913	6	52,969,803	4
Other receivables from related parties (Note 31)	455,327	—	576,592	—	572,000	—
Inventories (Notes 5 and 10)	64,338,188	4	63,523,287	5	35,243,061	3
Noncurrent assets held for sale (Note 11)	—	—	669,472	—	—	—
Other financial assets (Note 32)	1,766,573	—	2,069,874	—	61,842	—
Other current assets (Note 14)	3,061,131	—	2,791,666	—	2,386,031	—

Total current assets	426,913,080	27	370,949,497	26	257,623,763	21

NONCURRENT ASSETS
Held-to-maturity financial assets (Note 8)	1,621,424	—	—	—	—	—
Financial assets carried at cost	343,721	—	373,158	—	469,378	—
Investments accounted for using equity method (Notes 5 and 11)	324,365,592	20	242,022,438	17	165,082,697	14
Property, plant and equipment (Notes 5 and 12)	831,784,912	52	796,684,361	56	770,443,494	64
Intangible assets (Notes 5 and 13)	9,391,418	1	8,996,810	1	7,069,456	1
Deferred income tax assets (Notes 5 and 26)	4,506,675	—	3,209,679	—	4,486,126	—
Refundable deposits	398,693	—	340,010	—	2,496,663	—
Other noncurrent assets (Note 14)	360,000	—	385,700	—	820,000	—

Total noncurrent assets	1,172,772,435	73	1,052,012,156	74	950,867,814	79

TOTAL	$1,599,685,515	100	$1,422,961,653	100	$1,208,491,577	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 15)	$39,474,000	2	$36,158,520	2	$15,645,000	1
Financial liabilities at fair value through profit or loss (Note 7)	45,254	—	477,268	—	25,404	—
Accounts payable	16,702,970	1	19,310,737	1	13,628,675	1
Payables to related parties (Note 31)	3,759,631	—	4,756,426	—	4,183,979	—
Salary and bonus payable	9,603,908	1	8,983,879	1	6,834,181	1
Accrued profit sharing bonus to employees and compensation to directors (Notes 20 and 28)	20,913,074	1	18,052,820	1	12,738,801	1
Payables to contractors and equipment suppliers	25,346,206	2	25,911,719	2	89,555,814	8
Income tax payable (Note 26)	32,975,435	2	28,616,392	2	22,567,331	2
Provisions (Notes 5 and 16)	9,011,863	1	9,959,817	1	7,217,331	1
Long-term liabilities - current portion (Note 17)	12,000,000	1	—	—	—	—
Accrued expenses and other current liabilities (Note 19)	24,466,937	2	26,033,514	2	14,799,228	1

Total current liabilities	194,299,278	13	178,261,092	12	187,195,744	16

NONCURRENT LIABILITIES
Bonds payable (Note 17)	154,200,000	10	166,200,000	12	166,200,000	14
Deferred income tax liabilities (Note 26)	31,271	—	199,750	—	—	—
Net defined benefit liability (Notes 5 and 18)	7,448,026	—	6,546,849	—	6,704,854	—
Guarantee deposits (Note 19)	21,554,374	1	25,534,851	2	147,964	—
Others (Note 16)	480,847	—	18,000	—	36,000	—

Total noncurrent liabilities	183,714,518	11	198,499,450	14	173,088,818	14

Total liabilities	378,013,796	24	376,760,542	26	360,284,562	30

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 20)	259,303,805	16	259,296,624	18	259,286,171	21

Capital surplus (Note 20)	56,300,215	3	55,989,922	4	55,858,626	5

Retained earnings (Note 20)
Appropriated as legal capital reserve	177,640,561	11	151,250,682	11	132,436,003	11
Appropriated as special capital reserve	—	—	—	—	2,785,741	—
Unappropriated earnings	716,653,025	45	553,914,592	39	383,670,168	32

	894,293,586	56	705,165,274	50	518,891,912	43

Others (Note 20)	11,774,113	1	25,749,291	2	14,170,306	1

Total equity	1,221,671,719	76	1,046,201,111	74	848,207,015	70

TOTAL	$1,599,685,515	100	$1,422,961,653	100	$1,208,491,577	100

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2015 (Note 3)		2014 (Adjusted) (Note 3)
	Amount	%	Amount	%

NET REVENUE (Notes 5, 22 and 31)	$837,046,888	100	$757,152,389	100

COST OF REVENUE (Notes 10, 28 and 31)	439,356,165	52	390,284,816	52

GROSS PROFIT BEFORE REALIZED GROSS PROFIT ON SALES TO SUBSIDIARIES AND ASSOCIATES	397,690,723	48	366,867,573	48

REALIZED GROSS PROFIT ON SALES TO SUBSIDIARIES AND ASSOCIATES	18,117	—	31,547	—

GROSS PROFIT	397,708,840	48	366,899,120	48

OPERATING EXPENSES (Notes 5, 28 and 31)
Research and development	64,831,860	8	55,818,708	7
General and administrative	16,138,095	2	17,763,094	2
Marketing	2,983,080	—	2,686,065	—

Total operating expenses	83,953,035	10	76,267,867	9

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 12 and 28)	(347,107)	—	9,049	—

INCOME FROM OPERATIONS	313,408,698	38	290,640,302	39

NON-OPERATING INCOME AND EXPENSES
Share of profits of subsidiaries and associates (Note 11)	33,694,186	4	9,292,160	1
Other income (Note 23)	1,839,862	—	1,141,884	—
Foreign exchange gain, net (Note 35)	2,698,396	—	2,142,565	—
Finance costs (Note 24)	(2,440,459)	—	(2,512,231)	—
Other gains and losses (Note 25)	787,985	—	299,137	—

Total non-operating income and expenses	36,579,970	4	10,363,515	1

INCOME BEFORE INCOME TAX	349,988,668	42	301,003,817	40

INCOME TAX EXPENSE (Notes 5 and 26)	43,414,831	5	37,122,046	5

NET INCOME	306,573,837	37	263,881,771	35

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2015 (Note 3)		2014 (Adjusted) (Note 3)
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 11, 18, 20 and 26)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	$(827,703)	—	$237,233	—
Share of other comprehensive income (loss) of subsidiaries and associates	(2,523)	—	1,470	—
Income tax benefit (expense) related to items that will not be reclassified subsequently	99,324	—	(28,468)	—

	(730,902)	—	210,235	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	6,525,608	1	11,784,245	1
Changes in fair value of available-for-sale financial assets	94,064	—	30,183	—
Share of other comprehensive loss of subsidiaries and associates	(20,578,859)	(3)	(230,312)	—
Income tax expense related to items that may be reclassified subsequently	(15,991)	—	(5,131)	—

	(13,975,178)	(2)	11,578,985	1

Other comprehensive income (loss) for the year, net of income tax	(14,706,080)	(2)	11,789,220	1

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$291,867,757	35	$275,670,991	36

EARNINGS PER SHARE (NT$, Note 27)
Basic earnings per share	$11.82		$10.18

Diluted earnings per share	$11.82		$10.18

The accompanying notes are an integral part of the parent company only financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency	Unrealized Gain/Loss from Available-
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total Equity

BALANCE, JANUARY 1, 2014	25,928,617	$259,286,171	$55,858,626	$132,436,003	$2,785,741	$382,971,408	$518,193,152	$(7,140,362)	$21,310,781	$(113)	$14,170,306	$847,508,255

Effect of retrospective application	—	—	—	—	—	698,760	698,760	—	—	—	—	698,760

ADJUSTED BALANCE, JANUARY 1, 2014	25,928,617	259,286,171	55,858,626	132,436,003	2,785,741	383,670,168	518,891,912	(7,140,362)	21,310,781	(113)	14,170,306	848,207,015

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	18,814,679	—	(18,814,679)	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(2,785,741)	2,785,741	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.0 per share	—	—	—	—	—	(77,785,851)	(77,785,851)	—	—	—	—	(77,785,851)

Total	—	—	—	18,814,679	(2,785,741)	(93,814,789)	(77,785,851)	—	—	—	—	(77,785,851)

Net income in 2014	—	—	—	—	—	263,881,771	263,881,771	—	—	—	—	263,881,771

Other comprehensive income in 2014, net of income tax	—	—	—	—	—	210,235	210,235	11,642,475	(63,298)	(192)	11,578,985	11,789,220

Total comprehensive income in 2014	—	—	—	—	—	264,092,006	264,092,006	11,642,475	(63,298)	(192)	11,578,985	275,670,991

Issuance of stock from exercise of employee stock options	1,045	10,453	36,602	—	—	—	—	—	—	—	—	47,055

Disposal of investments accounted for using equity method	—	—	(2,273)	—	—	—	—	—	—	—	—	(2,273)

Adjustments to share of changes in equities of associates	—	—	93,459	—	—	—	—	—	—	—	—	93,459

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	—	(8)	—	—	(32,793)	(32,793)	—	—	—	—	(32,801)

From share of changes in equities of subsidiaries	—	—	3,516	—	—	—	—	—	—	—	—	3,516

ADJUSTED BALANCE, DECEMBER 31, 2014	25,929,662	259,296,624	55,989,922	151,250,682	—	553,914,592	705,165,274	4,502,113	21,247,483	(305)	25,749,291	1,046,201,111

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	26,389,879	—	(26,389,879)	—	—	—	—	—	—
Cash dividends to shareholders - NT$4.5 per share	—	—	—	—	—	(116,683,481)	(116,683,481)	—	—	—	—	(116,683,481)

Total	—	—	—	26,389,879	—	(143,073,360)	(116,683,481)	—	—	—	—	(116,683,481)

Net income in 2015	—	—	—	—	—	306,573,837	306,573,837	—	—	—	—	306,573,837

Other comprehensive income in 2015, net of income tax	—	—	—	—	—	(730,902)	(730,902)	6,537,836	(20,512,712)	(302)	(13,975,178)	(14,706,080)

Total comprehensive income in 2015	—	—	—	—	—	305,842,935	305,842,935	6,537,836	(20,512,712)	(302)	(13,975,178)	291,867,757

Issuance of stock from exercise of employee stock options	718	7,181	130,974	—	—	—	—	—	—	—	—	138,155

Disposal of investments accounted for using equity method	—	—	(26,537)	—	—	—	—	—	—	—	—	(26,537)

Adjustments to share of changes in equities of associates	—	—	209,430	—	—	—	—	—	—	—	—	209,430

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	—	—	—	—	(31,142)	(31,142)	—	—	—	—	(31,142)

From share of changes in equities of subsidiaries	—	—	(3,574)	—	—	—	—	—	—	—	—	(3,574)

BALANCE, DECEMBER 31, 2015	25,930,380	$259,303,805	$56,300,215	$177,640,561	$—	$716,653,025	$894,293,586	$11,039,949	$734,771	$(607)	$11,774,113	$1,221,671,719

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2015	2014 (Adjusted)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$349,988,668	$301,003,817
Adjustments for:
Depreciation expense	213,293,810	191,590,059
Amortization expense	3,159,437	2,487,860
Finance costs	2,440,459	2,512,231
Share of profits of subsidiaries and associates	(33,694,186)	(9,292,160)
Interest income	(1,726,503)	(1,029,508)
Gain on disposal of property, plant and equipment, net	(21,569)	(21,331)
Impairment loss on property, plant and equipment	228,037	—
Impairment loss on financial assets	21,437	90,774
Gain on disposal of available-for-sale financial assets, net	(51)	(127,161)
Gain on disposal of financial assets carried at cost, net	—	(5,397)
Gain on disposal of investments accounted for using equity method, net	(2,419,785)	(2,028,643)
Realized gross profit on sales to subsidiaries and associates	(18,117)	(31,547)
Loss on foreign exchange, net	2,548,291	3,615,493
Dividend income	(113,359)	(112,376)
Changes in operating assets and liabilities:
Derivative financial instruments	(249,322)	381,070
Notes and accounts receivable, net	(6,375,554)	(5,360,307)
Receivables from related parties	31,322,516	(35,450,110)
Other receivables from related parties	108,834	(44,800)
Inventories	(759,653)	(28,280,226)
Other financial assets	823,847	(1,797,351)
Other current assets	(142,763)	(399,739)
Accounts payable	(1,916,970)	5,095,232
Payables to related parties	(1,024,427)	596,749
Salary and bonus payable	595,592	2,149,698
Accrued profit sharing bonus to employees and compensation to directors	2,860,254	5,314,019
Accrued expenses and other current liabilities	(2,788,099)	6,469,226
Provisions	(948,176)	2,742,486
Net defined benefit liability	73,473	79,228

Cash generated from operations	555,266,121	440,147,286
Income taxes paid	(40,493,290)	(29,636,283)

Net cash generated by operating activities	514,772,831	410,511,003

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2015	2014 (Adjusted)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(3,628)	$—
Held to maturity financial assets	(23,074,925)	(5,882,316)
Equity interest in subsidiary	(394,674)	—
Property, plant and equipment	(249,921,656)	(283,231,097)
Intangible assets	(4,269,815)	(3,846,384)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	3,679	190,886
Held-to-maturity financial assets	16,800,000	3,200,000
Financial assets carried at cost	8,000	10,843
Investments accounted for using equity method	3,962,848	3,471,883
Equity interest in subsidiary	806,807	—
Property, plant and equipment	347,840	117,578
Interest received	1,636,497	1,043,898
Other dividends received	113,359	112,376
Dividends received from investments accounted for using equity method	3,001,834	2,664,207
Refundable deposits paid	(404,253)	(57,351)
Refundable deposits refunded	348,283	2,290,791
Increase in receivables for temporary payments	(47,924)	—
Cash received from other long-term receivables	—	161,900
Cash outflow from incorporation of subsidiary	(3,725,916)	—

Net cash used in investing activities	(254,813,644)	(279,752,786)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	3,138,680	18,563,525
Interest paid	(2,456,299)	(2,504,871)
Guarantee deposits received	747,108	30,140,940
Guarantee deposits refunded	(740,829)	(7,075)
Proceeds from exercise of employee stock options	33,891	47,055
Payment of partial acquisition of interests in subsidiaries	(64,744,242)	(60,904,793)
Proceeds from partial disposal of interests in subsidiaries	380,336	113,317
Cash dividends	(116,683,481)	(77,785,851)

Net cash used in financing activities	(180,324,836)	(92,337,753)

NET INCREASE IN CASH AND CASH EQUIVALENTS	79,634,351	38,420,464

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	184,859,232	146,438,768

CASH AND CASH EQUIVALENTS, END OF YEAR	$264,493,583	$184,859,232

The accompanying notes are an integral part of the parent company only financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO PARENT COMPANY ONLY FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, the Company’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, the Company listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying parent company only financial statements were approved and authorized for issue by the Board of Directors on February 2, 2016.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the International Financial Reporting Standards, International Accounting Standards (IASs), Interpretations of International Financial Reporting Standards (IFRIC), and Interpretations of IASs (SIC) (collectively, “IFRSs”) endorsed by the Financial Supervisory Commission (FSC) (collectively, “2013 Taiwan-IFRSs version”)

According to Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC, the 2013 Taiwan-IFRSs version and the related amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

The Company believes that as a result of the adoption of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the following items have impacted the Company’s parent company only financial statements.

1)	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries and associates. The Company has included the new disclosure, as applicable, in Note 11.

2)	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the past standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy previously required for financial instruments only are extended by IFRS 13 to cover all assets and liabilities within its scope.

The measurement requirements of IFRS 13 have been applied prospectively from January 1, 2015. Please refer to Note 30 for related disclosures.

3)	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

According to the amendments to IAS 1, the items of other comprehensive income are grouped into two categories: (a) items that may not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis.

The items that may not be reclassified subsequently to profit or loss include remeasurement of defined benefit obligation, the share of remeasurement of defined benefit obligation of subsidiaries and associates as well as the related income tax on such items. Items that may be reclassified subsequently to profit or loss include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of subsidiaries and associates (except the share of the remeasurement of defined benefit obligation) as well as the related income tax on items of other comprehensive income.

4)	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 require the Company to calculate a “net interest” amount by applying the discount rate to the net defined benefit liability or asset to replace the interest cost and expected return on planned assets used in the old IAS 19. In addition, the amendments eliminate the accounting treatment of either corridor approach or the immediate recognition of actuarial gains and losses to profit or loss when it incurs, and instead, require to recognize all remeasurement of defined benefit obligation immediately through other comprehensive income. The past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendments also require a broader disclosure in defined benefit plans.

The impact on the current year is summarized as follows:

Impact on Assets, Liabilities and Equity	December 31, 2015

Increase in investments accounted for using equity method	$630
Increase in deferred income tax assets	2,749

Increase in assets	$3,379

Increase in net defined benefit liability	$22,908

Increase in liabilities	$22,908

(Continued)

Impact on Assets, Liabilities and Equity	December 31, 2015

Decrease in retained earnings	$(19,529)

Decrease in equity	$(19,529)

(Concluded)

Impact on Total Comprehensive Income	Year Ended December 31, 2015

Increase in cost of revenue	$(14,711)
Increase in operating expense	(8,197)
Increase in share of profits of subsidiaries and associates	630
Decrease in income tax expense	2,749

Decrease in net income and other comprehensive income	$(19,529)

The impact on the prior reporting year is summarized as follows:

Impact on Assets, Liabilities and Equity	As Originally Stated	Adjustments Arising from Initial Application	Adjusted

December 31, 2014

Investments accounted for using equity method	$242,016,964	$5,474	$242,022,438
Deferred income tax assets	3,297,924	(88,245)	3,209,679

Total effect on assets		$(82,771)

Net defined benefit liability	7,282,230	$(735,381)	6,546,849

Total effect on liabilities		$(735,381)

Retained earnings	704,512,664	$652,610	705,165,274

Total effect on equity		$652,610

January 1, 2014

Investments accounted for using the equity method	165,075,781	$6,916	165,082,697
Deferred income tax assets	4,580,468	(94,342)	4,486,126

Total effect on assets		$(87,426)

(Continued)

Impact on Assets, Liabilities and Equity	As Originally Stated	Adjustments Arising from Initial Application	Adjusted

Net defined benefit liability	$7,491,040	$(786,186)	$6,704,854

Total effect on liabilities		$(786,186)

Retained earnings	518,193,152	$698,760	518,891,912

Total effect on equity		$698,760

			(Concluded )

Impact on Total Comprehensive Income	As Originally Stated	Adjustments Arising from Initial Application	Adjusted

Year ended December 31, 2014

Cost of revenue	$(390,272,233)	$(12,583)	$(390,284,816)
Operating expense	(76,261,094)	(6,773)	(76,267,867)
Share of profits of subsidiaries and associates	9,292,150	10	9,292,160
Income tax expense	(37,124,369)	2,323	(37,122,046)

Impact on net income for the year		(17,023)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	268,682	(31,449)	237,233
Share of other comprehensive income (loss) of subsidiaries and associates	2,922	(1,452)	1,470
Income tax benefit (expense) related to items that will not be reclassified subsequently	(32,242)	3,774	(28,468)

Impact on other comprehensive income (loss) for the year, net of income tax		(29,127)

Impact on total comprehensive income for the year		$(46,150)

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the parent company only financial statements were authorized for issue, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)
Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	January 1, 2018
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Effective date to be determined by IASB
Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 16 Leases	January 1, 2019
Amendment to IAS 1 Disclosure Initiative	January 1, 2016
Amendment to IAS 7 Disclosure Initiative	January 1, 2017
Amendment to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016
Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations has not had any material impact on the Company’s accounting policies:

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

2)	IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	IFRS 16, “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the parent company only balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the parent company only statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the parent company only statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

4)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the year of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying parent company only financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the convenience of readers, the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language parent company only financial statements shall prevail.

Statement of Compliance

The accompanying parent company only financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Accounting Standards Used in Preparation of the Parent Company Only Financial Statements”).

Basis of Preparation

The accompanying parent company only financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

When preparing the parent company only financial statements, the Company account for subsidiaries and associates by using the equity method. In order to agree with the amount of net income, other comprehensive income and equity attributable to shareholders of the parent in the consolidated financial statements, the differences of the accounting treatment between the parent company only basis and the consolidated basis are adjusted under the heading of investments accounted for using equity method, share of profits of subsidiaries and associates and share of other comprehensive income of subsidiaries and associates in the parent company only financial statements.

Foreign Currencies

In preparing the parent company only financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting parent company only financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Fair value is determined in the manner described in Note 30.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Derivative financial instruments that do not meet the criteria for hedge accounting are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are measured at fair value. Dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities measured at FVTPL are derivative financial instruments that do not meet the criteria for hedge accounting, and they are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

The Company enters into a variety of derivative financial instruments to manage its market risk exposure to foreign exchange rate and interest rate, including forward exchange contracts and cross currency swap contracts.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Noncurrent Assets Held for Sale

Noncurrent assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the noncurrent asset held for sale is available for immediate sale in its present condition. To meet the criteria for the sale being highly probable, the appropriate level of management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the committed sale plan involves loss of control of a subsidiary, all of the investments of that subsidiary are classified as held for sale and still using equity methods, regardless of whether investments in its former subsidiary is retained after the sale.

Noncurrent assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Recognition of depreciation would cease.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in subsidiaries and associates.

Investment in subsidiaries

A subsidiary is an entity that is controlled by the Company.

Under the equity method, an investment in a subsidiary is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the subsidiary as well as the distribution received. The Company also recognized its share in the changes in the equity of subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amount of the subsidiary and the fair value of the consideration paid or received is recognized directly in equity.

When the Company loses control of a subsidiary, any retained investment of the former subsidiary is measured at the fair value at that date. A gain or loss is recognized in profit or loss and calculated as the difference between (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the investments in such subsidiary. In addition, the Company shall account for all amounts previously recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the subsidiary had directly disposed of the related assets and liabilities.

When the Company transacts with its subsidiaries, profits and losses resulting from the transactions with the subsidiaries are recognized in the Company’s parent company only financial statements only to the extent of interests in the subsidiaries that are not owned by the Company.

Investment in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these parent company only financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

If the Company’s ownership interest in an associate is reduced as a result of disposal, but the investment continues to be an associate, the Company should account for the investments on the same basis as would be required if the associate had directly disposed of the related assets or liabilities; in addition, the Company should reclassify to profit or loss only a proportionate amount of the gain or loss previously recognized in other comprehensive income.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate or jointly controlled entity had directly disposed of the related assets or liabilities.

When the Company transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’ parent company only financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: buildings - 10 to 20 years; machinery and equipment - 2 to 5 years; and office equipment - 3 to 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash-generating unit and then to the other assets of the cash-generating unit pro rata based on the carrying amount of each asset in the cash-generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement (provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably).

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Share-based Payment Arrangements

The Company elected to take the optional exemption according to related guidance for the share-based payment transactions granted and vested before January 1, 2012, the date of transition to Accounting Standards Used in Preparation of the Parent Company Only Financial Statements. There were no stock options granted prior to but unvested at the date of transition.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings at a rate of 10% is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the parent company only financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Business Combinations

Business combination involving group reorganization is not accounted for by acquisition method but accounted for at the carrying amounts of the entity.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 4, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

The following are the critical judgments, apart from those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the parent company only financial statements.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted at a specific percentage based on historical experience and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

Recognition and Measurement of Defined Benefit Plans

Net defined benefit liability and the resulting defined benefit costs under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and future salary increase rate. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2015	December 31, 2014

Cash and deposits in banks	$259,075,563	$179,181,443
Repurchase agreements collateralized by corporate bonds	5,132,778	3,920,562
Repurchase agreements collateralized by government bonds	285,242	148,722
Commercial paper	—	1,159,325
Repurchase agreements collateralized by short-term commercial paper	—	449,180

	$264,493,583	$184,859,232

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2015	December 31, 2014

Derivative financial assets

Forward exchange contracts	$6,026	$40,159
Cross currency swap contracts	—	94,665

	$6,026	$134,824

Derivative financial liabilities

Forward exchange contracts	$45,254	$120,033
Cross currency swap contracts	—	357,235

	$45,254	$477,268

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2015

Sell US$/Buy JPY	January 2016	US$126,944/JPY15,272,035
Sell US$/Buy NT$	January 2016	US$430,000/NT$14,106,892

December 31, 2014

Sell US$/Buy EUR	January 2015	US$29,450/EUR24,100
Sell US$/Buy JPY	January 2015	US$225,167/JPY27,050,983
Sell US$/Buy NT$	January 2015	US$170,000/NT$5,276,500

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2014

January 2015	US$1,460,000/NT$45,974,755	0.16%-1.92%	—

8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2015	December 31, 2014

Corporate bonds/Bank debentures	$7,787,947	$—
Structured product	3,000,000	—
Commercial paper	—	4,485,593

	$10,787,947	$4,485,593

Current portion	$9,166,523	$4,485,593
Noncurrent portion	1,621,424	—

	$10,787,947	$4,485,593

9.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2015	December 31, 2014

Notes and accounts receivable	$26,119,625	$23,289,686
Allowance for doubtful receivables	(483,502)	(483,502)

Notes and accounts receivable, net	$25,636,123	$22,806,184

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	December 31, 2015	December 31, 2014

Neither past due nor impaired	$20,024,433	$21,586,900
Past due but not impaired
Past due within 30 days	5,611,690	1,219,284

	$25,636,123	$22,806,184

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2015	$8,093	$475,409	$483,502
Provision	300	4,803	5,103
Reversal	—	(5,103)	(5,103)

Balance at December 31, 2015	$8,393	$475,109	$483,502

Balance at January 1, 2014	$8,058	$475,444	$483,502
Provision	35	23,221	23,256
Reversal	—	(23,256)	(23,256)

Balance at December 31, 2014	$8,093	$475,409	$483,502

Aging analysis of accounts receivable that is individually determined as impaired

	December 31, 2015	December 31, 2014

Past due over 121 days	$8,393	$8,093

10.	INVENTORIES

	December 31, 2015	December 31, 2014

Finished goods	$7,733,331	$9,443,538
Work in process	52,251,863	49,701,123
Raw materials	2,813,029	3,014,795
Supplies and spare parts	1,539,965	1,363,831

	$64,338,188	$63,523,287

Write-down of inventories to net realizable value in the amount of NT$466,825 thousand and NT$1,810,449 thousand, respectively, were included in the cost of revenue for the years ended December 31, 2015 and 2014.

11.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2015	December 31, 2014

Subsidiaries	$300,992,341	$220,463,312
Associates	23,373,251	21,559,126

	$324,365,592	$242,022,438

a.	Investments in subsidiaries

Subsidiaries consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Subsidiaries	Principal Activities	Incorporation and Operation	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	$203,425,723	$132,330,833	100%	100%
TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	50,827,318	47,449,368	100%	100%
TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	40,234,742	31,853,813	100%	100%
TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	4,234,685	3,984,370	100%	100%
VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	554,240	469,709	98%	98%
Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	440,901	155,122	99.5%	99.5%
Chi Cherng Investment Co., Ltd.(Chi Cherng)	Investment activities	Taipei, Taiwan	394,364	—	100%	—
VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	385,834	810,958	98%	98%
TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	330,664	312,052	100%	100%
TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	127,453	120,116	100%	100%
TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	35,231	33,427	100%	100%
TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	1,186	—	100%	—
TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	—	2,877,984	—	99%
TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	—	65,560	—	100%
TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	—	—	—	92%

			$300,992,341	$220,463,312

In August 2015, TSMC Solar ceased its manufacturing operations. TSMC Solar and TSMC GN were incorporated into the Company in December 2015, pursuant to the Company’s board approval in November 2015. After the incorporation, TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar, is held directly by the Company.

The Company acquired OmniVision Technologies, Inc.’s (“OVT’s”) 100% ownership in OVT Taiwan (changed to Chi Cherng) on November 20, 2015, pursuant to TSMC’s board approval in August 2015. As a result, the Company obtained control of OVT Taiwan. For more information on acquisition of subsidiary, please refer to Note 33 to the consolidated financial statements for the year ended December 31, 2015.

To lower the hedging cost, in both of the second half of 2015 and 2014, the Company continually increased its investment in TSMC Global for the amount of NT$64,640,368 thousand and NT$60,787,623 thousand, respectively. This project was approved by the Investment Commission, MOEA.

In January 2015, the Board of Directors of the Company approved a sale of TSMC SSL common shares of 565,480 thousand held by the Company and TSMC Guang Neng to Epistar Corporation (EPISTAR). Accordingly, the Company reclassified TSMC SSL as a disposal group held for sale by using equity methods with NT$669,472 thousand in the parent company only balance sheet as of December 31, 2014. The transaction was completed in February 2015. For more information on disposal of subsidiary, please refer to Note 34 to the consolidated financial statements for the year ended December 31, 2015.

According to the agreement among the Company, TSMC Solar and VTAF III, each of the investment held by VTAF III is separately owned by the Company and TSMC Solar. As the investment owned by VTAF III, which is indirectly owned by TSMC Solar, has entered into liquidation process due to bankruptcy and the bankruptcy trustee confirmed that no residual assets could be reimbursed to the shareholders, in the second quarter of 2014, TSMC Solar’s percentage of ownership over VTAF III has decreased to nil. Consequently, the Company’s percentage of ownership over VTAF III has been adjusted to 98%.

b.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	$9,511,515	$8,296,955	39%	39%
Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	8,446,054	10,105,485	28%	33%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,209,785	2,053,982	35%	40%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	2,053,562	—	12%	—
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,152,335	1,102,704	35%	35%

			$23,373,251	$21,559,126

After TSMC Solar incorporated into the Company in December 2015, the Company directly owned 12% of the equity interest in Motech previously held by TSMC Solar.

In both of the second quarters of 2015 and 2014, the Company sold 82,000 thousand common shares of VIS and respectively recognized a disposal gain of NT$2,263,539 thousand and NT$2,028,643 thousand. After the sale, the Company owned approximately 28.3% and 33.7% of the equity interest in VIS.

In March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Consequently, the Company’s percentage of ownership over Xintec was diluted to approximately 35.4%. In April 2015, the Company sold 2,172 thousand common shares of Xintec and recognized a disposal gain of NT$43,017 thousand. After the sale, the Company owned approximately 34.6% of the equity interest in Xintec.

The summarized financial information in respect of each of the Company’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with the Accounting Standards Used in Preparation of the Parent Company Only Financial Statements, which is also adjusted by the Company using the equity method of accounting.

1)	SSMC

	December 31, 2015	December 31, 2014

Current assets	$20,078,179	$17,343,418

Noncurrent assets	$6,144,263	$6,347,615

Current liabilities	$1,954,057	$1,963,794

Noncurrent liabilities	$303,217	$402,948

	Years Ended December 31
	2015	2014

Net revenue	$15,026,016	$14,669,729

Income from operations	$5,802,261	$5,362,493

Net income	$5,904,586	$5,317,601

Total comprehensive income	$5,904,586	$5,317,601

Cash dividends received	$1,556,592	$1,511,964

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the parent company only balance sheets was as follows:

	December 31, 2015	December 31, 2014

Net assets	$23,965,168	$21,324,291
Percentage of ownership	39%	39%

The Company’s share of net assets of the associate	9,296,089	8,271,692
Goodwill	213,984	213,984
Other adjustments	1,442	(188,721)

Carrying amount of the investment	$9,511,515	$8,296,955

2)	VIS

	December 31, 2015	December 31, 2014

Current assets	$24,800,749	$25,114,426

Noncurrent assets	$7,785,093	$8,861,228

Current liabilities	$4,262,001	$5,391,799

Noncurrent liabilities	$712,611	$816,655

	Years Ended December 31
	2015	2014

Net revenue	$23,319,721	$23,931,479

Income from operations	$4,593,430	$6,181,972

Net income	$4,139,031	$5,415,594

Other comprehensive loss	$(61,886)	$(68,552)

Total comprehensive income	$4,077,145	$5,347,042

Cash dividends received	$1,206,414	$959,975

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the parent company only balance sheets was as follows:

	December 31, 2015	December 31, 2014

Net assets	$27,611,230	$27,767,200
Percentage of ownership	28%	33%

The Company’s share of net assets of the associate	7,819,500	9,257,584
Goodwill	626,554	847,901

Carrying amount of the investment	$8,446,054	$10,105,485

Aggregate information of associates that are not individually material was summarized as follows:

	Years Ended December 31
	2015	2014

The Company’s share of profits of associates	$219,007	$388,136

The Company’s share of other comprehensive income (loss) of associates	$(855)	$3,467

The Company’s share of total comprehensive income of associates	$218,152	$391,603

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follow. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2015	December 31, 2014

VIS	$19,868,766	$28,567,489

GUC	$3,081,399	$4,327,965

Xintec	$3,006,017

Motech	$2,636,054

12.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2015	$3,212,000	$244,902,026	$1,676,843,858	$25,494,170	$105,716,759	$2,056,168,813
Additions (Deductions)	—	26,671,505	133,048,817	2,958,321	85,335,999	248,014,642
Disposals or retirements	—	(74,721)	(2,109,856)	(675,443)	—	(2,860,020)
Effect of merger of subsidiary	—	1,450,911	172,812	32,528	—	1,656,251

Balance at December 31, 2015	$3,212,000	$272,949,721	$1,807,955,631	$27,809,576	$191,052,758	$2,302,979,686

Accumulated depreciation and impairment

Balance at January 1, 2015	$—	$124,864,919	$1,119,908,770	$14,710,763	$—	$1,259,484,452
Additions	—	15,032,971	194,722,607	3,538,232	—	213,293,810
Disposals or retirements	—	(73,855)	(1,936,928)	(675,443)	—	(2,686,226)
Impairment	—	—	228,037	—	—	228,037
Effect of merger of subsidiary	—	669,361	172,812	32,528	—	874,701

Balance at December 31, 2015	$—	$140,493,396	$1,313,095,298	$17,606,080	$—	$1,471,194,774

Carrying amounts at December 31, 2015	$3,212,000	$132,456,325	$494,860,333	$10,203,496	$191,052,758	$831,784,912

Cost

Balance at January 1, 2014	$3,212,000	$205,258,852	$1,340,527,340	$19,806,369	$271,779,222	$1,840,583,783
Additions (Deductions)	—	39,751,834	337,877,675	6,304,092	(166,062,463)	217,871,138
Disposals or retirements	—	(108,660)	(1,561,157)	(616,291)	—	(2,286,108)

Balance at December 31, 2014	$3,212,000	$244,902,026	$1,676,843,858	$25,494,170	$105,716,759	$2,056,168,813

Accumulated depreciation and impairment

Balance at January 1, 2014	$—	$111,137,344	$946,619,776	$12,383,169	$—	$1,070,140,289
Additions	—	13,835,274	174,810,943	2,943,842	—	191,590,059
Disposals or retirements	—	(107,699)	(1,521,949)	(616,248)	—	(2,245,896)

Balance at December 31, 2014	$—	$124,864,919	$1,119,908,770	$14,710,763	$—	$1,259,484,452

Carrying amounts at December 31, 2014	$3,212,000	$120,037,107	$556,935,088	$10,783,407	$105,716,759	$796,684,361

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the year ended December 31, 2015, the Company recognized impairment loss of NT$228,037 thousand under foundry segment since the carrying amount of some of property, plant and equipment is expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

13.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2015	$1,567,756	$6,093,450	$18,532,060	$4,136,156	$30,329,422
Additions	—	2,112,572	854,962	586,511	3,554,045
Retirements	—	—	(101,218)	—	(101,218)
Effect of merger of subsidiary	—	193,037	11,730	—	204,767

Balance at December 31, 2015	$1,567,756	$8,399,059	$19,297,534	$4,722,667	$33,987,016

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Accumulated amortization

Balance at January 1, 2015	$—	$3,605,977	$14,706,168	$3,020,467	$21,332,612
Additions	—	925,129	1,662,771	571,537	3,159,437
Retirements	—	—	(101,218)	—	(101,218)
Effect of merger of subsidiary	—	193,037	11,730	—	204,767

Balance at December 31, 2015	$—	$4,724,143	$16,279,451	$3,592,004	$24,595,598

Carrying amounts at December 31, 2015	$1,567,756	$3,674,916	$3,018,083	$1,130,663	$9,391,418

Cost

Balance at January 1, 2014	$1,567,756	$4,186,558	$16,897,653	$3,313,646	$25,965,613
Additions	—	1,906,892	1,685,812	822,510	4,415,214
Retirements	—	—	(51,405)	—	(51,405)

Balance at December 31, 2014	$1,567,756	$6,093,450	$18,532,060	$4,136,156	$30,329,422

Accumulated amortization

Balance at January 1, 2014	$—	$3,205,873	$13,277,625	$2,412,659	$18,896,157
Additions	—	400,104	1,479,948	607,808	2,487,860
Retirements	—	—	(51,405)	—	(51,405)

Balance at December 31, 2014	$—	$3,605,977	$14,706,168	$3,020,467	$21,332,612

Carrying amounts at December 31, 2014	$1,567,756	$2,487,473	$3,825,892	$1,115,689	$8,996,810

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for both December 31, 2015 and 2014 to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2015 and 2014, the Company did not recognize any impairment loss on goodwill.

14.	OTHER ASSETS

	December 31, 2015	December 31, 2014

Tax receivable	$1,875,772	$1,647,278
Prepaid expenses	1,185,194	1,144,385
Long-term receivable	360,000	385,700
Others	165	3

	$3,421,131	$3,177,366

Current portion	$3,061,131	$2,791,666
Noncurrent portion	360,000	385,700

	$3,421,131	$3,177,366

15.	SHORT-TERM LOANS

	December 31, 2015	December 31, 2014

Unsecured loans
Amount	$39,474,000	$36,158,520

Original loan content
US$ (in thousands)	$1,200,000	$1,140,000
Annual interest rate	0.50%-0.77%	0.38%-0.50%
Maturity date	Due by February 2016	Due in January 2015

16.	PROVISIONS

	December 31, 2015	December 31, 2014

Sales returns and allowances	$9,011,863	$9,959,817
Warranties	46,304	—

	$9,058,167	$9,959,817

Current portion	$9,011,863	$9,959,817
Noncurrent portion (classified under other noncurrent liabilities)	46,304	—

	$9,058,167	$9,959,817

	Sales Returns and Allowances	Warranties	Total

Year ended December 31, 2015

Balance, beginning of year	$9,959,817	$—	$9,959,817
Provision (Reversal)	16,811,021	(222)	16,810,799
Payment	(17,758,975)	—	(17,758,975)
Effect of merger of subsidiary	—	46,526	46,526

Balance, end of year	$9,011,863	$46,304	$9,058,167

Year ended December 31, 2014

Balance, beginning of year	$7,217,331	$—	$7,217,331
Provision	9,864,651	—	9,864,651
Payment	(7,122,165)	—	(7,122,165)

Balance, end of year	$9,959,817	$—	$9,959,817

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same year of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The best estimate has been made on the basis of historical warranty trends of business.

17.	BONDS PAYABLE

	December 31, 2015	December 31, 2014

Domestic unsecured bonds	$166,200,000	$166,200,000
Less: Current portion	(12,000,000)	—

	$154,200,000	$166,200,000

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

100-1	A	September 2011 to September 2016	$10,500,000	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500,000	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000,000	1.29%	The same as above
	B	January 2012 to January 2019	7,000,000	1.46%	The same as above
101-1	A	August 2012 to August 2017	9,900,000	1.28%	The same as above
	B	August 2012 to August 2019	9,000,000	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700,000	1.28%	The same as above
	B	September 2012 to September 2019	9,000,000	1.39%	The same as above
101-3	—	October 2012 to October 2022	4,400,000	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600,000	1.23%	The same as above
	B	January 2013 to January 2020	10,000,000	1.35%	The same as above
	C	January 2013 to January 2023	3,000,000	1.49%	The same as above
102-1	A	February 2013 to February 2018	6,200,000	1.23%	The same as above
	B	February 2013 to February 2020	11,600,000	1.38%	The same as above
	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200,000	1.50%	The same as above
	B	July 2013 to July 2023	3,500,000	1.70%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

102-3	A	August 2013 to August 2017	$4,000,000	1.34%	Bullet repayment; interest payable annually
	B	August 2013 to August 2019	8,500,000	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500,000	1.35%	The same as above
	B	September 2013 to September 2017	1,500,000	1.45%	The same as above
	C	September 2013 to March 2019	1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600,000	1.85%	The same as above
	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually

(Concluded)

18.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Accordingly, the Company recognized expenses of NT$1,621,480 thousand and NT$1,465,336 thousand in the parent company only statements of comprehensive income for the years ended December 31, 2015 and 2014, respectively.

b.	Defined benefit plans

The Company has defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in the parent company only statements of comprehensive income in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2015	2014

Current service cost	$149,216	$157,514
Net interest expense	144,754	141,775

Components of defined benefit costs recognized in profit or loss	293,970	299,289

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(13,707)	(6,932)
Actuarial loss (gain) arising from experience adjustments	297,077	(81,309)
Actuarial loss (gain) arising from changes in financial assumptions	544,333	(148,992)

Components of defined benefit costs recognized in other comprehensive income	827,703	(237,233)

Total	$1,121,673	$62,056

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2015	2014

Cost of revenue	$188,761	$194,545
Research and development expenses	81,203	79,578
General and administrative expenses	19,091	20,054
Marketing expenses	4,915	5,112

	$293,970	$299,289

The amounts arising from the defined benefit obligation of the Company in the parent company only balance sheets were as follows:

	December 31, 2015	December 31, 2014

Present value of defined benefit obligation	$11,318,174	$10,236,262
Fair value of plan assets	(3,870,148)	(3,689,413)

Net defined benefit liability	$7,448,026	$6,546,849

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2015	2014

Balance, beginning of year	$10,236,262	$10,176,332
Current service cost	149,216	157,514
Interest expense	228,444	216,903
Remeasurement losses/(gains):
Actuarial loss (gain) arising from experience adjustments	297,077	(81,309)
Actuarial loss (gain) arising from changes in financial assumptions	544,333	(148,992)
Benefits paid from plan assets	(146,136)	(84,186)
Effect of merger of subsidiary	8,978	—

Balance, end of year	$11,318,174	$10,236,262

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2015	2014

Balance, beginning of year	$3,689,413	$3,471,478
Interest income	83,690	75,128
Remeasurement gains:
Return on plan assets (excluding amounts included in net interest expense)	13,707	6,932
Contributions from employer	220,496	220,061
Benefits paid from plan assets	(146,136)	(84,186)
Effect of merger of subsidiary	8,978	—

Balance, end of year	$3,870,148	$3,689,413

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2015	December 31, 2014

Cash	$690,821	$700,988
Equity instruments	2,070,142	1,844,707
Debt instruments	1,109,185	1,143,718

	$3,870,148	$3,689,413

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2015	December 31, 2014

Discount rate	1.90%	2.25%
Future salary increase rate	3.00%	3.00%

Through the defined benefit plans under the Labor Standards Law, the Company is exposed to the following risks:

1)	Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)	Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$844,058 thousand and NT$762,098 thousand as of December 31, 2015 and 2014, respectively.

3)	Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$830,699 thousand and NT$751,125 thousand as of December 31, 2015 and 2014, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the parent company only balance sheets.

The Company expects to make contributions of NT$227,111 thousand to the defined benefit plans in the next year starting from December 31, 2015. The weighted average duration of the defined benefit obligation is 14 years.

19.	GUARANTEE DEPOSITS

	December 31, 2015	December 31, 2014

Capacity guarantee	$27,549,563	$30,132,100
Others	172,624	160,451

	$27,722,187	$30,292,551

(Continued)

	December 31, 2015	December 31, 2014

Current portion (classified under accrued expenses and other current liabilities)	$6,167,813	$4,757,700
Noncurrent portion	21,554,374	25,534,851

	$27,722,187	$30,292,551

(Concluded)

Starting from the second quarter of 2015, some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

20.	EQUITY

a.	Capital stock

	December 31, 2015	December 31, 2014

Authorized shares (in thousands)	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,929,662

Issued capital	$259,303,805	$259,296,624

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2015, 1,072,635 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,363,175 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2015	December 31, 2014

Additional paid-in capital	$24,184,939	$24,053,965
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From share of changes in equities of subsidiaries	100,761	104,335
From share of changes in equities of associates	317,103	134,210
Donations	55	55

	$56,300,215	$55,989,922

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of the Company’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries may be used to offset a deficit.

c.	Retained earnings and dividend policy

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. Accordingly, the Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting. For information about the accrual basis of profit sharing bonus to employees and compensation to directors for the years ended December 31, 2015 and 2014 and the actual appropriations for the years ended December 31, 2014 and 2013, please refer to employee benefits expense in Note 28.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2014 and 2013 earnings have been approved by the Company’s shareholders in its meetings held on June 9, 2015 and on June 24, 2014, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2014	Year 2013	Year 2014	Year 2013

Legal capital reserve	$26,389,879	$18,814,679
Special capital reserve	—	(2,785,741)
Cash dividends to shareholders	116,683,481	77,785,851	$4.5	$3.0

	$143,073,360	$93,814,789

The Company’s appropriations of earnings for 2015 had been approved in the meeting of the Board of Directors held on February 2, 2016. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2015	For Fiscal Year 2015

Legal capital reserve	$30,657,384
Cash dividends to shareholders	155,582,283	$6.0

	$186,239,667

The appropriations of earnings for 2015 are to be presented for approval in the Company’s shareholders’ meeting to be held on June 7, 2016 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$4,502,113	$21,247,483	$(305)	$25,749,291
Exchange differences arising on translation of foreign operations	6,525,608	—	—	6,525,608
Changes in fair value of available-for-sale financial assets	—	94,115	—	94,115

(Continued)

	Year Ended December 31, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	$—	$(51)	$—	$(51)
Share of other comprehensive income of subsidiaries and associates	9,102	(20,592,836)	(313)	(20,584,047)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3,126	2,051	11	5,188
Income tax effect	—	(15,991)	—	(15,991)

Balance, end of year	$11,039,949	$734,771	$(607)	$11,774,113

(Concluded)

	Year Ended December 31, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$(7,140,362)	$21,310,781	$(113)	$14,170,306
Exchange differences arising on translation of foreign operations	11,784,245	—	—	11,784,245
Changes in fair value of available-for-sale financial assets	—	157,344	—	157,344
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(127,161)	—	(127,161)
Share of other comprehensive income of subsidiaries and associates	(144,787)	(85,430)	(192)	(230,409)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3,017	(2,920)	—	97
Income tax effect	—	(5,131)	—	(5,131)

Balance, end of year	$4,502,113	$21,247,483	$(305)	$25,749,291

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to the Company’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

21.	SHARE-BASED PAYMENT

The Company did not issue employee stock option plans for the years ended December 31, 2015 and 2014. Information about the Company’s outstanding employee stock options is described as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2015

Balance, beginning of year	718	$47.2
Options exercised	(718)	47.2

Balance, end of year	—	—

Balance exercisable, end of year	—	—

Year ended December 31, 2014

Balance, beginning of year	1,763	$45.9
Options exercised	(1,045)	45.0

Balance, end of year	718	47.2

Balance exercisable, end of year	718	47.2

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by the Company in accordance with the plans.

The employee stock options have been fully exercised in the second quarter of 2015.

Information about the Company’s outstanding stock options was as follows:

December 31, 2014
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$47.2	0.4

22.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Years Ended December 31
	2015	2014

Net revenue from sale of goods	$836,546,605	$756,522,002
Net revenue from royalties	500,283	630,387

	$837,046,888	$757,152,389

23.	OTHER INCOME

	Years Ended December 31
	2015	2014

Interest income
Bank deposits	$1,655,118	$1,021,275
Held-to-maturity financial assets	71,385	8,233

	1,726,503	1,029,508
Dividend income	113,359	112,376

	$1,839,862	$1,141,884

24.	FINANCE COSTS

	Years Ended December 31
	2015	2014

Interest expense
Corporate bonds	$2,367,179	$2,380,157
Bank loans	73,280	132,074

	$2,440,459	$2,512,231

25.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2015	2014

Gain on disposal of financial assets, net
Available-for-sale financial assets	$51	$127,161
Financial assets carried at cost	—	5,397
Gain on disposal of investments accounted for using equity method, net	2,419,785	2,028,643
Other gains	123,920	238,628
Net loss on financial instruments at FVTPL
Held for trading	(1,719,106)	(1,996,908)
Impairment loss of financial assets
Financial assets carried at cost	(21,437)	(90,774)
Other losses	(15,228)	(13,010)

	$787,985	$299,137

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2015	2014

Current income tax expense
Current tax expense recognized in the current year	$45,633,743	$35,138,634
Income tax adjustments on prior years	(979,196)	404,566
Other income tax adjustments	142,426	136,248

	44,796,973	35,679,448

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(1,382,142)	(513,382)
Investment tax credits	—	1,955,980

	(1,382,142)	1,442,598

Income tax expense recognized in profit or loss	$43,414,831	$37,122,046

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2015	2014

Income before tax	$349,988,668	$301,003,817

Income tax expense at the statutory rate (17%)	$59,498,074	$51,170,649
Tax effect of adjusting items:
Deductible items in determining taxable income	(6,011,617)	(1,213,840)
Tax-exempt income	(21,760,175)	(19,854,275)
Additional income tax under the Alternative Minimum Tax Act	6,041,603	4,081,153
Additional income tax on unappropriated earnings	12,103,200	9,374,020
Income tax credits	(4,237,342)	(3,275,093)
The origination and reversal of temporary differences	(1,382,142)	(513,382)
Remeasurement of investment tax credits	—	(3,188,000)

	44,251,601	36,581,232
Income tax adjustments on prior years	(979,196)	404,566
Other income tax adjustments	142,426	136,248

Income tax expense recognized in profit or loss	$43,414,831	$37,122,046

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2015	2014

Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$99,324	$(28,468)
Related to unrealized gain/loss on available-for-sale financial assets	(15,991)	(5,131)

	$83,333	$(33,599)

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities in the parent company only balance sheets was as follows:

			December 31, 2015	December 31, 2014

Deferred income tax assets
Temporary differences
Depreciation			$1,874,632	$610,819
Provision for sales returns and allowance			1,081,423	1,195,178
Net defined benefit liability			895,486	787,492
Unrealized loss on inventories			573,243	547,249
Others			81,891	68,941

			$4,506,675	$3,209,679

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets			$(31,271)	$(15,280)
Unrealized exchange gains			—	(184,470)

			$(31,271)	$(199,750)

		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Balance, End of Year

Year Ended December 31, 2015

Deferred income tax assets
Temporary differences
Depreciation	$610,819	$1,263,813	$—	$1,874,632
Provision for sales returns and allowance	1,195,178	(113,755)	—	1,081,423
Net defined benefit liability	787,492	8,670	99,324	895,486
Unrealized loss on inventories	547,249	25,994	—	573,243
Others	68,941	12,950	—	81,891

	$3,209,679	$1,197,672	$99,324	$4,506,675

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(15,280)	$—	$(15,991)	$(31,271)
Unrealized exchange gains	(184,470)	184,470	—	—

	$(199,750)	$184,470	$(15,991)	$(31,271)

(Continued)

		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Balance, End of Year

Year Ended December 31, 2014

Deferred income tax assets
Investment tax credits	$1,955,980	$(1,955,980)	$—	$—
Temporary differences
Depreciation	366,912	243,907	—	610,819
Provision for sales returns and allowance	866,080	329,098	—	1,195,178
Net defined benefit liability	806,453	9,507	(28,468)	787,492
Unrealized loss on inventories	387,227	160,022	—	547,249
Others	103,474	(34,533)	—	68,941

	$4,486,126	$(1,247,979)	$(28,468)	$3,209,679

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$—	$(10,149)	$(5,131)	$(15,280)
Unrealized exchange gains	—	(184,470)	—	(184,470)

	$—	$(194,619)	$(5,131)	$(199,750)

(Concluded)

d.	The deductible temporary differences for which no deferred income tax assets have been recognized in the parent company only financial statements

As of December 31, 2015 and 2014, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$1,972,286 thousand and NT$2,088,394 thousand, respectively.

e.	Unused tax-exemption information

As of December 31, 2015, the profits generated from the following projects of the Company are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2006	2011 to 2015
Construction and expansion of 2007	2014 to 2018
Construction and expansion of 2008	2015 to 2019
Construction and expansion of 2009	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2015 and 2014, the aggregate taxable temporary differences associated with investments in subsidiaries not unrecognized as deferred income tax liabilities amounted to NT$80,919,309 thousand and NT$41,365,515 thousand, respectively.

g.	Integrated income tax information

	December 31, 2015	December 31, 2014

Balance of the Imputation
Credit Account	$59,973,516	$35,353,150

The estimated and actual creditable ratio for distribution of the Company’s earnings of 2015 and 2014 were 12.71% and 11.13%, respectively; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of the Company through 2012. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Years Ended December 31
	2015	2014

Basic EPS	$11.82	$10.18

Diluted EPS	$11.82	$10.18

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Year ended December 31, 2015

Basic EPS
Net income available to common shareholders	$306,573,837	25,930,288	$11.82

Effect of dilutive potential common shares	—	92

Diluted EPS
Net income available to common shareholders (including effect of dilutive potential common shares)	$306,573,837	25,930,380	$11.82

(Continued)

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Year ended December 31, 2014

Basic EPS
Net income available to common shareholders	$263,881,771	25,929,273	$10.18

Effect of dilutive potential common shares	—	831

Diluted EPS
Net income available to common shareholders (including effect of dilutive potential common shares)	$263,881,771	25,930,104	$10.18

(Concluded)

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing bonus to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing bonus to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares at the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing bonus to employees to be settled in the form of common stocks are approved in the following year.

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2015	2014

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$198,343,742	$177,957,340
Recognized in operating expenses	14,925,181	13,607,832
Recognized in other operating income and expenses	24,887	24,887

	$213,293,810	$191,590,059

b. Amortization of intangible assets

Recognized in cost of revenue	$1,605,572	$1,304,885
Recognized in operating expenses	1,553,865	1,182,975

	$3,159,437	$2,487,860

c. Research and development costs expensed as incurred	$64,831,860	$55,818,708

	Years Ended December 31
	2015	2014

d. Employee benefits expenses

Post-employment benefits (Note 18)
Defined contribution plans	$1,621,480	$1,465,336
Defined benefit plans	293,970	299,289

	1,915,450	1,764,625
Other employee benefits	78,860,730	70,240,842

	$80,776,180	$72,005,467

Employee benefits expense summarized by function
Recognized in cost of revenue	$48,246,789	$43,776,851
Recognized in operating expenses	32,529,391	28,228,616

	$80,776,180	$72,005,467

Under the Company Act as amended in May 2015, the Company’s Articles of Incorporation should stipulate a fixed amount or ratio of annual profit to be distributed as profit sharing bonus to employees. The Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting.

The Company accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$20,556,888 thousand for the year ended December 31, 2015. The Company accrued profit sharing bonus to employees based on certain percentage of net income during the period, which amounted to NT$17,645,966 thousand for the year ended December 31, 2014. Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual parent company only financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The Board of Directors of the Company held on February 2, 2016 approved the profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for payment in 2015, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2015. The appropriations of profit sharing bonus to employees and compensation to directors for 2015 are to be presented for approval in the Company’s shareholders’ meeting to be held on June 7, 2016 (expected).

The Company’s profit sharing bonus to employees and compensation to directors in the amounts of NT$17,645,966 thousand and NT$406,854 thousand in cash for 2014, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$12,634,665 thousand and NT$104,136 thousand in cash for 2013, respectively, had been approved by the shareholders in its meetings held on June 9, 2015 and June 24, 2014, respectively. The aforementioned approved amount has no difference with the one approved by the Board of Directors in its meetings held on February 10, 2015 and February 18, 2014 and the same amount had been charged against earnings of 2014 and 2013, respectively.

The information about the appropriations of the Company’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

30.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2015	December 31, 2014

Financial assets
FVTPL
Held for trading derivatives	$6,026	$134,824
Available-for-sale financial assets (Note)	1,050,645	986,018
Held-to-maturity financial assets	10,787,947	4,485,593
Loans and receivables
Cash and cash equivalents	264,493,583	184,859,232
Notes and accounts receivables (including related parties)	82,918,805	111,226,097
Other receivables	2,581,900	3,032,166
Refundable deposits	398,693	340,010

	$362,237,599	$305,063,940

Financial liabilities
FVTPL
Held for trading derivatives	$45,254	$477,268
Amortized cost
Short-term loans	39,474,000	36,158,520
Accounts payable (including related parties)	20,462,601	24,067,163
Payables to contractors and equipment suppliers	25,346,206	25,911,719
Accrued expenses and other current liabilities	16,797,935	20,165,084
Bonds payable (including long-term liabilities - current portion)	166,200,000	166,200,000
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities )	18,000	36,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities )	27,722,187	30,292,551

	$296,066,183	$303,308,305

Note:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2015 and 2014 would have decreased by NT$902,173 thousand and NT$324,058 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at fixed interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2015 and 2014 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2015 and 2014 would have decreased by NT$44,410 thousand and NT$41,764 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the parent company only balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2015 and 2014, the Company’s ten largest customers accounted for 67% and 57% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2015

Non-derivative financial liabilities

Short-term loans	$39,488,957	$—	$—	$—	$39,488,957
Accounts payable (including related parties)	20,462,601	—	—	—	20,462,601
Payables to contractors and equipment suppliers	25,346,206	—	—	—	25,346,206
Accrued expenses and other current liabilities	16,797,935	—	—	—	16,797,935
Bonds payable	14,338,760	65,859,591	68,378,787	25,981,316	174,558,454
Other long-term payables (classified under accrued expenses and other current liabilities)	18,000	—	—	—	18,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,167,813	13,330,624	8,223,750	—	27,722,187

	122,620,272	79,190,215	76,602,537	25,981,316	304,394,340

Derivative financial instruments

Forward exchange contracts
Outflows	15,380,767	—	—	—	15,380,767
Inflows	(15,341,109)	—	—	—	(15,341,109)

	39,658	—	—	—	39,658

	$122,659,930	$79,190,215	$76,602,537	$25,981,316	$304,433,998

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2014

Non-derivative financial liabilities

Short-term loans	$36,164,316	$—	$—	$—	$36,164,316
Accounts payable (including related parties)	24,067,163	—	—	—	24,067,163
Payables to contractors and equipment suppliers	25,911,719	—	—	—	25,911,719
Accrued expenses and other current liabilities	20,165,084	—	—	—	20,165,084
Bonds payable	2,381,670	54,406,509	61,831,777	58,320,169	176,940,125
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18,000	18,000	—	—	36,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	4,757,700	12,847,651	12,687,200	—	30,292,551

	113,465,652	67,272,160	74,518,977	58,320,169	313,576,958

Derivative financial instruments

Forward exchange contracts
Outflows	9,751,873	—	—	—	9,751,873
Inflows	(9,660,768)	—	—	—	(9,660,768)

	91,105	—	—	—	91,105

Cross currency swap contracts
Outflows	44,780,038	—	—	—	44,780,038
Inflows	(44,430,805)	—	—	—	(44,430,805)

	349,233	—	—	—	349,233

	$113,905,990	$67,272,160	$74,518,977	$58,320,169	$314,017,296

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities carried at amortized cost recognized in the parent company only financial statements approximate their fair values.

	December 31, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds/Bank debentures	$7,787,947	$7,792,428	$—	$—
Structured product	3,000,000	2,995,731	—	—
Commercial paper	—	—	4,485,593	4,486,541

Financial liabilities

Measured at amortized cost
Bonds payable	166,200,000	167,709,976	166,200,000	166,357,405

2)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

3)	Fair value measurements recognized in the parent company only balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities measured at fair value on a recurring basis

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$—	$6,026	$—	$6,026

Available-for-sale financial assets

Publicly traded stocks	$706,924	$—	$—	$706,924

Financial liabilities at FVTPL

Derivative financial instruments	$—	$45,254	$—	$45,254

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$—	$134,824	$—	$134,824

Available-for-sale financial assets

Publicly traded stocks	$612,860	$—	$—	$612,860

Financial liabilities at FVTPL

Derivative financial instruments	$—	$477,268	$—	$477,268

For assets and liabilities held as of December 31, 2015 and 2014 that are measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

There were no purchases and disposals for assets on Level 3 for the years ended December 31, 2015 and 2014, respectively.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain financial assets at fair value on a nonrecurring basis when they are deemed to be impaired. The valuation processes include controls that are designed to ensure appropriate fair values are recorded. These controls include valuation technique validation, review of key inputs, and analysis of period-over-period fluctuations where appropriate. Due to significant unobservable inputs used, the Company classified these measurements as Level 3.

The Company reviews investments in non-publicly traded stocks and mutual funds for impairment quarterly and records an impairment charge when the Company believes an investment has experienced a significant or prolonged decline in the fair value and carrying value may not be recovered. The Company recognized impairment loss on financial assets carried at cost in the amount of NT$21,437 thousand and NT$90,774 thousand for years ended December 31, 2015 and 2014, respectively.

Determining whether a significant or prolonged decline in fair value of the investment below its carrying amount has occurred is highly subjective. Factors the Company considers include the fair value of the investment in relation to its carrying amount and the duration of the decline in fair value below the carrying amount of the investment. Due to the absence of quoted market prices, the fair values are determined significantly based on management judgment with the best information available. The Company calculates these fair values using the market approach which includes recent financing activities, valuation of comparable companies, technology development stage, market condition and other economic factors as their inputs.

Financial assets and liabilities not measured at fair value but for which the fair value is disclosed

For investments in bonds and structured product, the fair value is determined using active market prices and the present value of future cash flows based on the observable yield curves, respectively.

The fair value of the Company’s bonds payable is determined using active market prices.

The table below sets out the balances for the Company’s assets and liabilities at amortized cost but for which the fair value is disclosed as of December 31, 2015:

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$7,792,428	$—	$—	$7,792,428
Structured product	—	2,995,731	—	2,995,731

	$7,792,428	$2,995,731	$—	$10,788,159

Liabilities

Measured at amortized cost
Bonds payable	$167,709,976	$—	$—	$167,709,976

31.	RELATED PARTY TRANSACTIONS

The significant transactions between the Company and its related parties, other than those disclosed in other notes, are summarized as follows:

a.	Net revenue

		Years Ended December 31
		2015	2014

Item	Related Party Categories

Net revenue from sale of goods	Subsidiaries	$564,722,352	$523,445,156
	Associates	3,356,734	2,754,460
	Joint venture of the Company’s subsidiaries	1,206	1,325

		$568,080,292	$526,200,941

Net revenue from royalties	Subsidiaries	$457	$757
	Associates	489,420	521,975

		$489,877	$522,732

b.	Purchases

	Years Ended December 31
	2015	2014

Related Party Categories

Subsidiaries	$31,090,925	$28,130,353
Associates	11,126,415	11,644,093

	$42,217,340	$39,774,446

c.	Receivables from related parties

Item	Related Party Categories	December 31, 2015	December 31, 2014

Receivables from related parties	Subsidiaries	$56,798,070	$88,149,347
	Associates	484,612	270,252
	Joint venture of the Company’s subsidiaries	—	314

		$57,282,682	$88,419,913

Other receivables from related parties	Subsidiaries	$330,456	$397,967
	Associates	124,871	178,625

		$455,327	$576,592

d.	Payables to related parties

Item	Related Party Categories	December 31, 2015	December 31, 2014

Payables to related parties	Subsidiaries	$2,609,731	$3,264,936
	Associates	1,149,900	1,490,997
	Joint venture of the Company’s subsidiaries	—	493

		$3,759,631	$4,756,426

e.	Acquisition of property, plant and equipment and intangible assets

	Acquisition Price
	Years Ended December 31
Related Party Categories	2015	2014

Subsidiaries	$41,146	$63,555
Associates	26,207	—

	$67,353	$63,555

f.	Disposal of property, plant and equipment

	Proceeds
	Years Ended December 31
Related Party Categories	2015	2014

Subsidiaries	$183,838	$27,580
Associates	—	23,447
Joint venture of the Company’s subsidiaries	—	18,000

	$183,838	$69,027

	Gains
	Years Ended December 31
Related Party Categories	2015	2014

Subsidiaries	$41,583	$15,191
Associates	—	20,010
Joint venture of the Company’s subsidiaries	—	17,441

	$41,583	$52,642

	Deferred Gains from Disposal of Property, Plant and Equipment
Related Party Categories	December 31, 2015	December 31, 2014

Subsidiaries	$183,175	$43,722

g.	Others

		Years Ended December 31
Item	Related Party Categories	2015	2014

Manufacturing expenses	Subsidiaries	$806	$36,938
	Associates	2,321,774	2,437,366
	Joint venture of the Company’s subsidiaries	12,819	7,926

		$2,335,399	$2,482,230

Research and development expenses	Subsidiaries	$2,070,611	$1,569,020
	Associates	142,833	87,848
	Joint venture of the Company’s subsidiaries	1,398	1,116

		$2,214,842	$1,657,984

Marking expenses - commission	Subsidiaries	$782,254	$778,064

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec and office from VIS, respectively. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS quarterly and monthly, respectively; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties using equity method, and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2015 and 2014 were as follows:

	Years Ended December 31
	2015	2014

Short-term employee benefits	$1,798,390	$1,720,766
Post-employment benefits	10,567	14,401

	$1,808,957	$1,735,167

The compensation to directors and other key management personnel were determined by the Compensation Committee of the Company in accordance with the individual performance and the market trends.

32.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for litigation. As of December 31, 2015 and 2014, the aforementioned other financial assets amounted to nil and NT$39,100 thousand, respectively.

33.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land from the Science Park Administration. These operating leases expire between February 2016 and March 2035 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2015	2014

Minimum lease payments	$720,494	$666,448

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2015	December 31, 2014

Not later than 1 year	$742,592	$648,556
Later than 1 year and not later than 5 years	2,574,330	2,301,599
Later than 5 years	5,398,730	4,601,926

	$8,715,652	$7,552,081

34.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity provided the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2015, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, the Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2015.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that the Company, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, the Company, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of the Company, dismissing all of Keranos’ claims against the Company with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing the Company, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of the Company and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	The Company joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed. Both parties also signed the research and development funding agreement whereby the Company shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of December 31, 2015, the Company has paid EUR166,386 thousand to ASML under the research and development funding agreement.

f.	In September 2013, Zond Inc. filed a complaint in U.S. District Court for the District of Massachusetts against the Company, certain TSMC subsidiaries and other companies alleging infringing of several U.S. patents. Subsequently, the Company and Zond initiated additional legal actions in the U.S. District Courts for the District of Delaware and the District of Massachusetts over several additional patents owned by Zond. In March 2015, all pending litigations between the parties in the U.S. District Courts for the District of Massachusetts and the District of Delaware were dismissed.

g.	In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that the Company, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of the Company and TSMC North America. DSS has appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit. In November 2015, the Patent Trial and Appeal Board (PTAB) determined after concluding an Inter Partes Review that the patent claims asserted by DSS in the District Court litigation are unpatentable. DSS can appeal the PTAB’s decision. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

h.	As of December 31, 2015, the Company provided financial guarantees of NT$49,342,500 thousand to its subsidiary, TSMC Global, in respect of the issuance of unsecured corporate bonds.

i.	As of December 31, 2015, the Company provided endorsement guarantees of NT$2,737,302 thousand to its subsidiary, TSMC North America, in respect of providing endorsement guarantees for office leasing contract.

35.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount (In Thousands)

December 31, 2015

Financial assets

Monetary items
USD	$3,075,149	32.895	$101,157,030
EUR	43,050	36.00	1,549,813
JPY	9,626,627	0.2733	2,630,957
Non-monetary items
HKD	166,727	4.24	706,924

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount (In Thousands)

Financial liabilities

Monetary items
USD	$2,925,009	32.895	$96,218,162
EUR	43,293	36.00	1,558,534
JPY	25,993,829	0.2733	7,104,113

December 31, 2014

Financial assets

Monetary items
USD	4,773,033	31.718	151,391,069
EUR	16,364	38.57	631,161
JPY	487,030	0.2652	129,160
Non-monetary items
HKD	149,844	4.09	612,860

Financial liabilities

Monetary items
USD	3,164,639	31.718	100,376,026
EUR	42,128	38.57	1,624,894
JPY	28,381,070	0.2652	7,526,660

(Concluded)

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

The realized and unrealized foreign exchange gain and loss was a net gain of NT$2,698,396 thousand and NT$2,142,565 thousand for the years ended December 31, 2015 and 2014, respectively. Since there were varieties of foreign currency transactions of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

36.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for the Company:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint venture): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Note 7;

j.	Names, locations, and related information of investees over which the Company exercises significant influence (excluding information on investment in Mainland China): Please see Table 8 attached;

k.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 31.

37.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)	Amount Actually Drawn (US$ in Thousands)	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits (Note 3)
														Item	Value
1	TSMC Partners	TSMC Solar (Note 5)	Other receivables from related parties	Yes	$ (US$	5,592,150 170,000)	$—	$—	0.38%	The need for short-term financing	$—	Operating capital	$—	—	$—	$20,353,878 (Note 1)	$50,884,696
		TSMC SSL	Other receivables from related parties	Yes	(US$	1,644,750 50,000)	—	—	0.38%	The need for short-term financing	—	Operating capital	—	—	—	20,353,878 (Note 1)	50,884,696

2	TSMC Solar (Note 5)	TSMC Solar NA	Other receivables from related parties	Yes	(US$	19,737 600)	—	—	—	The need for short-term financing	—	Operating capital	—	—	—	— (Note 2)	—

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 90% and up owned, directly or indirectly, by TSMC (90% and up owned subsidiaries). However, the aggregate amounts lendable to 90% and up owned subsidiaries and the total amount lendable to one such borrower of 90% and up owned subsidiaries shall not exceed forty percent (40%) of the net worth of TSMC Partners.
Note 2:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Solar. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth; however, this restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC Solar.
Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and twenty percent (20%) of the net worth of TSMC Solar.
Note 4:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.
Note 5:	TSMC Solar was merged into TSMC on December 14, 2015, and the intercompany loan from TSMC Partners had been assumed and repaid by TSMC.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship
0	TSMC	TSMC Global	Subsidiary	$305,417,930	$ (US$	49,342,500 1,500,000)	$ (US$	49,342,500 1,500,000)	$ (US$	49,342,500 1,500,000)	$—	4.04%	$305,417,930	Yes	No	No
		TSMC North America	Subsidiary	305,417,930	(US$	2,737,302 83,213)	(US$	2,737,302 83,213)	(US$	2,737,302 83,213)	—	0.22%	305,417,930	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

December 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	—	Held-to-maturity financial assets	—		$3,305,475	N/A		$3,306,576
	The Export-Import Bank of the ROC	—	”	—		149,999	N/A		149,999

	Corporate bond
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	—		1,543,723	N/A		1,544,319
	Taiwan Power Company	—	”	—		1,207,601	N/A		1,208,248
	Hon Hai Precision Ind. Co., Ltd.	—	”	—		1,003,858	N/A		1,005,406
	Formosa Petrochemical Corporation	—	”	—		301,097	N/A		301,093
	Formosa Plastics Corporation	—	”	—		175,742	N/A		176,239
	China Steel Corporation	—	”	—		100,452	N/A		100,548

	Structure deposit
	Hua Nan Commercial Bank	—	Held-to-maturity financial assets	—		2,000,000	N/A		1,996,032
	Cathay United Bank	—	”	—		1,000,000	N/A		999,699

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	211,047		706,924	1		706,924
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	W.K. Technology Fund IV	—	”	3,200		24,521	2		24,521

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		11,259	12		11,259
	Crimson Asia Capital	—	”	—		9,357	1		9,357

TSMC Partners	Stock
	Tela Innovations	—	Financial assets carried at cost	13,919	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	14		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	6	US$	5,000
	China Walden Venture Investments II, L.P.	—	”	—	US$	4,329	9	US$	4,329

TSMC Global	Corporate bond
	Bank of America Corp.	—	Available-for-sale financial assets	—	US$	6,993	N/A	US$	6,993
	BB&T Corporation	—	”	—	US$	6,587	N/A	US$	6,587
	Verizon Communications	—	”	—	US$	4,994	N/A	US$	4,994
	JPMorgan Chase & Co.	—	”	—	US$	4,971	N/A	US$	4,971
	KfW	—	”	—	US$	4,586	N/A	US$	4,586
	Bank of Ny Mellon Corp.	—	”	—	US$	4,046	N/A	US$	4,046
	Asian Development Bank	—	”	—	US$	3,977	N/A	US$	3,977
	AT&T Inc.	—	”	—	US$	3,882	N/A	US$	3,882
	Goldman Sachs Group Inc.	—	”	—	US$	3,610	N/A	US$	3,610
	State Street Corp.	—	”	—	US$	3,430	N/A	US$	3,430
	Fifth Third Bancorp	—	”	—	US$	3,373	N/A	US$	3,373
	Medtronic Inc.	—	”	—	US$	3,309	N/A	US$	3,309

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Unitedhealth Group Inc.	—	Available-for-sale financial assets	—	US$	3,119	N/A	US$	3,119
	Citigroup Inc.	—	”	—	US$	2,986	N/A	US$	2,986
	Burlingtn North Santa Fe	—	”	—	US$	2,681	N/A	US$	2,681
	PNC Bank NA	—	”	—	US$	2,635	N/A	US$	2,635
	CVS Health Corp.	—	”	—	US$	2,595	N/A	US$	2,595
	Morgan Stanley	—	”	—	US$	2,492	N/A	US$	2,492
	Wells Fargo & Company	—	”	—	US$	2,475	N/A	US$	2,475
	Merck & Co Inc.	—	”	—	US$	2,441	N/A	US$	2,441
	Oracle Corp.	—	”	—	US$	2,428	N/A	US$	2,428
	Citizens Bank NA/RI	—	”	—	US$	2,256	N/A	US$	2,256
	Comcast Corp.	—	”	—	US$	2,176	N/A	US$	2,176
	Stanley Black & Decker Inc.	—	”	—	US$	2,006	N/A	US$	2,006
	Visa Inc.	—	”	—	US$	1,998	N/A	US$	1,998
	Intercontinentalexchange	—	”	—	US$	1,997	N/A	US$	1,997
	Intl Bk Recon & Develop	—	”	—	US$	1,996	N/A	US$	1,996
	Royal Bank of Canada	—	”	—	US$	1,994	N/A	US$	1,994
	Nordic Investment Bank	—	”	—	US$	1,993	N/A	US$	1,993
	Ameren Corp.	—	”	—	US$	1,990	N/A	US$	1,990
	Toronto Dominion Bank	—	”	—	US$	1,990	N/A	US$	1,990
	FMS Wertmanagement	—	”	—	US$	1,989	N/A	US$	1,989
	WEC Energy Group Inc.	—	”	—	US$	1,988	N/A	US$	1,988
	African Development Bank	—	”	—	US$	1,986	N/A	US$	1,986
	AstraZeneca Plc.	—	”	—	US$	1,983	N/A	US$	1,983
	ACE INA Holdings	—	”	—	US$	1,983	N/A	US$	1,983
	New York Life Global FDG	—	”	—	US$	1,982	N/A	US$	1,982
	Daimler Finance NA Llc.	—	”	—	US$	1,978	N/A	US$	1,978
	Pricoa Global Funding 144A	—	”	—	US$	1,978	N/A	US$	1,978
	Enel Finance Intl N.V.	—	”	—	US$	1,964	N/A	US$	1,964
	HSBC Usa Inc.	—	”	—	US$	1,898	N/A	US$	1,898
	Oncor Electric Delivery	—	”	—	US$	1,892	N/A	US$	1,892
	Procter & Gamble Co/The	—	”	—	US$	1,892	N/A	US$	1,892
	National Rural Util Coop	—	”	—	US$	1,879	N/A	US$	1,879
	Caterpillar Financial SE	—	”	—	US$	1,803	N/A	US$	1,803
	Pepsico Inc.	—	”	—	US$	1,790	N/A	US$	1,790
	Deutsche Bank AG, London	—	”	—	US$	1,784	N/A	US$	1,784
	Electricite de France SA	—	”	—	US$	1,770	N/A	US$	1,770
	Orange S.A.	—	”	—	US$	1,748	N/A	US$	1,748
	Public Service Colorado	—	”	—	US$	1,651	N/A	US$	1,651
	JPMorgan Chase & Co.	—	”	—	US$	1,592	N/A	US$	1,592
	Heineken N.V.	—	”	—	US$	1,588	N/A	US$	1,588
	Capital One Bank (USA), NA	—	”	—	US$	1,535	N/A	US$	1,535
	Wm. Wrigley Jr. Co.	—	”	—	US$	1,502	N/A	US$	1,502
	Toyota Motor Credit Corp.	—	”	—	US$	1,500	N/A	US$	1,500
	Bk of England Euro Note	—	”	—	US$	1,498	N/A	US$	1,498
	Becton Dickinson and Co.	—	”	—	US$	1,406	N/A	US$	1,406
	Pfizer Inc.	—	”	—	US$	1,399	N/A	US$	1,399
	Biogen Inc.	—	”	—	US$	1,391	N/A	US$	1,391
	Express Scripts Holding	—	”	—	US$	1,390	N/A	US$	1,390
	Santander UK Group Hldgs	—	”	—	US$	1,389	N/A	US$	1,389
	General Elec Cap Corp.	—	”	—	US$	1,348	N/A	US$	1,348
	CSX Corp.	—	”	—	US$	1,322	N/A	US$	1,322
	Chevron Corp.	—	”	—	US$	1,247	N/A	US$	1,247
	Shell International Fin.	—	”	—	US$	1,243	N/A	US$	1,243

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Principal Lfe Glb Fnd II	—	Available-for-sale financial assets	—	US$	1,195	N/A	US$	1,195
	American Intl Group	—	”	—	US$	1,172	N/A	US$	1,172
	Trans Canada Pipelines	—	”	—	US$	1,140	N/A	US$	1,140
	Pacificorp	—	”	—	US$	1,089	N/A	US$	1,089
	UBS AG Stamford CT	—	”	—	US$	1,008	N/A	US$	1,008
	Philip Morris Intl Inc.	—	”	—	US$	1,006	N/A	US$	1,006
	Morgan Stanley	—	”	—	US$	1,005	N/A	US$	1,005
	Suntrust Banks Inc.	—	”	—	US$	1,004	N/A	US$	1,004
	Morgan Stanley	—	”	—	US$	1,001	N/A	US$	1,001
	Met Life Glob Funding I	—	”	—	US$	1,000	N/A	US$	1,000
	Gilead Sciences Inc.	—	”	—	US$	1,000	N/A	US$	1,000
	Celgene Corp.	—	”	—	US$	999	N/A	US$	999
	Rabobank Nederland NY	—	”	—	US$	999	N/A	US$	999
	Keycorp	—	”	—	US$	999	N/A	US$	999
	Credit Suisse New York	—	”	—	US$	997	N/A	US$	997
	Bank of America N.A.	—	”	—	US$	996	N/A	US$	996
	AIG Global Funding	—	”	—	US$	995	N/A	US$	995
	HSBC USA Inc.	—	”	—	US$	995	N/A	US$	995
	Time Warner Inc.	—	”	—	US$	994	N/A	US$	994
	Eaton Corp.	—	”	—	US$	994	N/A	US$	994
	IBM Corp.	—	”	—	US$	993	N/A	US$	993
	Lockheed Martin Corp.	—	”	—	US$	993	N/A	US$	993
	Schlumberger Hldgs Corp.	—	”	—	US$	993	N/A	US$	993
	Marsh & Mclennan Cos Inc.	—	”	—	US$	924	N/A	US$	924
	Corning Inc.	—	”	—	US$	889	N/A	US$	889
	Amgen Inc.	—	”	—	US$	865	N/A	US$	865
	Mastercard Inc.	—	”	—	US$	853	N/A	US$	853
	Swedbank AB	—	”	—	US$	840	N/A	US$	840
	Eaton Corp.	—	”	—	US$	837	N/A	US$	837
	Fifth Third Bank	—	”	—	US$	822	N/A	US$	822
	Manuf & Traders Trust Co.	—	”	—	US$	747	N/A	US$	747
	Commonwealth Bk Austr NY	—	”	—	US$	645	N/A	US$	645
	Hyundai Capital America	—	”	—	US$	618	N/A	US$	618
	Bayer Us Finance Llc.	—	”	—	US$	600	N/A	US$	600
	Coca Cola Co/The	—	”	—	US$	588	N/A	US$	588
	Mcdonald S Corp.	—	”	—	US$	547	N/A	US$	547
	Ryder System Inc.	—	”	—	US$	503	N/A	US$	503
	American Intl Group	—	”	—	US$	495	N/A	US$	495
	Duke Energy Corp.	—	”	—	US$	425	N/A	US$	425
	US Bancorp	—	”	—	US$	262	N/A	US$	262
	Rolls Royce PLC	—	”	—	US$	220	N/A	US$	220
	JPMorgan Chase & Co.	—	Held-to-maturity financial assets	—	US$	10,798	N/A	US$	10,772

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	—	US$	26,702	N/A	US$	26,702

	Agency bond
	Fnma Pool AL7191	—	Available-for-sale financial assets	—	US$	5,864	N/A	US$	5,864
	Fnma Pool AL7671	—	”	—	US$	5,003	N/A	US$	5,003
	Fnma Pool AD4037	—	”	—	US$	4,928	N/A	US$	4,928
	Fnma Pool 310104	—	”	—	US$	4,220	N/A	US$	4,220
	Fnma Pool AV3015	—	”	—	US$	4,064	N/A	US$	4,064
	Fnma Pool AS3460	—	”	—	US$	4,031	N/A	US$	4,031
	Fnma Tba 15 Yr 2.5	—	”	—	US$	3,964	N/A	US$	3,964

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Fnma Pool AS6275	—	Available-for-sale financial assets	—	US$	3,952	N/A	US$	3,952
	Fnma Pool AH5613	—	”	—	US$	3,300	N/A	US$	3,300
	Fed Hm Ln Pc Pool J32520	—	”	—	US$	3,107	N/A	US$	3,107
	Fhlmc Tba 30 Yr 5.5	—	”	—	US$	3,034	N/A	US$	3,034
	Fannie Mae	—	”	—	US$	2,988	N/A	US$	2,988
	Fnma Pool 725423	—	”	—	US$	2,958	N/A	US$	2,958
	Fnma Pool 995024	—	”	—	US$	2,471	N/A	US$	2,471
	Fed Hm Ln Pc Pool 849787	—	”	—	US$	2,465	N/A	US$	2,465
	Fnma Pool AL6818	—	”	—	US$	2,296	N/A	US$	2,296
	Fnma Pool AL7485	—	”	—	US$	2,118	N/A	US$	2,118
	Fnma Pool AL7421	—	”	—	US$	2,030	N/A	US$	2,030
	Fnma Pool AY6119	—	”	—	US$	2,025	N/A	US$	2,025
	Freddie Mac	—	”	—	US$	1,984	N/A	US$	1,984
	Fnma Pool AL6254	—	”	—	US$	1,930	N/A	US$	1,930
	Fnma Pool 930289	—	”	—	US$	1,688	N/A	US$	1,688
	Fnma Pool Ma1201	—	”	—	US$	1,554	N/A	US$	1,554
	Federal Farm Credit Bank	—	”	—	US$	1,246	N/A	US$	1,246
	Fed Hm Ln Pc Pool 849872	—	”	—	US$	1,240	N/A	US$	1,240
	Fnma Pool AX5630	—	”	—	US$	1,094	N/A	US$	1,094
	Fed Hm Ln Pc Pool J32972	—	”	—	US$	851	N/A	US$	851
	Fed Hm Ln Pc Pool V60841	—	”	—	US$	787	N/A	US$	787
	Fannie Mae	—	”	—	US$	674	N/A	US$	674
	Export Developmnt Canada	—	”	—	US$	647	N/A	US$	647
	Fnma Pool AL6302	—	”	—	US$	644	N/A	US$	644
	Fed Hm Ln Pc Pool J33012	—	”	—	US$	390	N/A	US$	390
	Fed Hm Ln Pc Pool C91854	—	”	—	US$	138	N/A	US$	138
	Fnma Pool 995018	—	”	—	US$	84	N/A	US$	84
	Fed Hm Ln Pc Pool 849506	—	”	—	US$	48	N/A	US$	48
	Fed Hm Ln Pc Pool C91845	—	”	—	US$	27	N/A	US$	27
	Fnma Pool 745516	—	”	—	US$	26	N/A	US$	26

	Negotiable certificate of deposit
	China Development Bank	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,206
	Bank of China	—	”	—	US$	50,000	N/A	US$	50,146
	China Construction Bank	—	”	—	US$	50,000	N/A	US$	50,002

	Corporate issued asset-backed securities
	Chase Issuance Trust	—	Available-for-sale financial assets	—	US$	15,507	N/A	US$	15,507
	Discover Card Execution Note Trust	—	”	—	US$	12,126	N/A	US$	12,126
	Citibank Credit Card Issuance Trust	—	”	—	US$	9,756	N/A	US$	9,756
	Capital One Multi Asset Execution Trust	—	”	—	US$	8,961	N/A	US$	8,961
	Ford Credit Floorplan Master Owner Trust	—	”	—	US$	5,922	N/A	US$	5,922
	Bank Of America Credit Card Trust	—	”	—	US$	4,433	N/A	US$	4,433
	American Express Credit Account Master Trust	—	”	—	US$	3,993	N/A	US$	3,993
	Mercedes Benz Master Owner Trust	—	”	—	US$	3,984	N/A	US$	3,984
	Mercedes Benz Auto Lease Trust	—	”	—	US$	3,001	N/A	US$	3,001
	Ford Credit Auto Lease Trust	—	”	—	US$	2,078	N/A	US$	2,078
	Toyota Auto Receivables Owner Trust	—	”	—	US$	2,074	N/A	US$	2,074
	Nissan Auto Lease Trust	—	”	—	US$	2,001	N/A	US$	2,001
	American Express Credit Account Master Trust	—	”	—	US$	2,000	N/A	US$	2,000
	American Express Credit Account Master Trust	—	”	—	US$	1,997	N/A	US$	1,997
	Chrysler Capital Auto Receivables Trust	—	”	—	US$	1,994	N/A	US$	1,994
	Usaa Auto Owner Trust	—	”	—	US$	1,992	N/A	US$	1,992
	Nissan Auto Receivables Owner Trust	—	”	—	US$	1,986	N/A	US$	1,986

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2015						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Carmax Auto Owner Trust	—	Available-for-sale financial assets	—	US$	1,985	N/A	US$	1,985
	Ford Credit Auto Owner Trust	—	”	—	US$	1,967	N/A	US$	1,967
	Golden Credit Card Trust	—	”	—	US$	1,794	N/A	US$	1,794
	Mercedes Benz Auto Receivables Trust	—	”	—	US$	1,691	N/A	US$	1,691
	Honda Auto Receivables Owner Trust	—	”	—	US$	1,686	N/A	US$	1,686
	Hyundai Auto Receivables Trust	—	”	—	US$	998	N/A	US$	998
	Nissan Auto Lease Trust	—	”	—	US$	981	N/A	US$	981
	Hyundai Auto Lease Securitizat Trust	—	”	—	US$	551	N/A	US$	551
	Bmw Floorplan Master Owner Trust	—	”	—	US$	434	N/A	US$	434

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	12,017	5	US$	12,017

VTAF III	Common stock
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	5,177	3	US$	5,177
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170

VTAF II	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	1,267	US$	3,194	3	US$	3,194
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	—	”	3,100	US$	2,429	30	US$	2,429

	Preferred stock
	Aquantia	—	Financial assets carried at cost	4,643	US$	4,441	2	US$	4,441
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168
	Impinj, Inc.	—	”	711	US$	1,100	—	US$	1,100
	QST Holdings, LLC	—	”	—	US$	588	13	US$	588
	Cresta Technology Corporation	—	”	92	US$	28	—	US$	28

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	4,034	US$	10,167	8	US$	10,167
	Global Investment Holding Inc.	—	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	QST Holdings, LLC	—	Financial assets carried at cost	—	US$	141	4	US$	141

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Alchip Technologies Limited	—	Available-for-sale financial assets	6,581	US$	6,842	11	US$	6,842
	Goyatek Technology, Corp.	—	Financial assets carried at cost	745		—	6		—
	Sonics, Inc.	—	”	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—
(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount
TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	Held-to-maturity financial assets	—	—	—		$—	—		$3,316,906	—		$—		$—		$—	—		$3,305,475

	Corporate bond
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		—	—		1,771,413	—		225,000		225,000		—	—		1,543,723
	Taiwan Power Company	”	—	—	—		—	—		1,209,903	—		—		—		—	—		1,207,601
	Hon Hai Precision Ind. Co., Ltd.	”	—	—	—		—	—		1,006,244	—		—		—		—	—		1,003,858
	Formosa Petrochemical Corporation	”	—	—	—		—	—		301,625	—		—		—		—	—		301,097
	Formosa Plastics Corporation	”	—	—	—		—	—		351,464	—		175,000		175,000		—	—		175,742
	Structure deposit
	Hua Nan Commercial Bank	Held-to-maturity financial assets	—	—	—		—	—		2,000,000	—		—		—		—	—		2,000,000
	Cathay United Bank	”	—	—	—		—	—		1,000,000	—		—		—		—	—		1,000,000

	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	220		2,192,014	1,080		10,768,924	1,300		13,000,000		12,960,938		39,062	—		—
	CPC Corporation, Taiwan	”	—	—	230		2,293,579	100		997,799	330		3,300,000		3,291,378		8,622	—		—

	Stock
	TSMC SSL	Noncurrent assets held for sale	EPISTAR	Subsidary	554,674		669,472	—		—	554,674		782,701 (Note 2)		669,472		113,229	—		—
	TSMC Global	Investments accounted for using equity method	—	Subsidary	3		132,330,833	2		64,640,368	—		—		—		—	5		203,425,723
	VIS	”	Public Market	Associate	546,223		10,105,485	—		—	82,000		3,871,910		1,608,371		2,263,539	464,223		8,446,054
	Chi Cherng	”	OVT	Subsidary	—		—	36,600		394,674	—		—		—		—	36,600		394,364

TSMC Partner	Stock
	VisEra Holding	Investments accounted for using equity method	OVT	Subsidary	43,000	US$	103,653	43,000	US$	108,204	—		—		—		—	86,000	US$	213,347
	Tela Innovations	Financial assets carried at cost	—	—	—		—	13,919	US$	65,000	—		—		—		—	13,919	US$	65,000

TSMC Global	Corporate bond
	JPMorgan Chase & Co.	Held-to-maturity financial assets	—	—	—		—	—	US$	11,002	—		—		—		—	—	US$	10,798

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—		—	—	US$	51,037	—	US$	24,113	US$	24,194	US$	(81)	—	US$	26,702

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount
TSMC Global	Negotiable certificates of deposits
	China Development Bank	Held-to-maturity financial assets	—	—	—		$—	—	US$	50,000	—		$—		$—		$—	—	US$	50,000
	Bank of China	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	China Construction Bank	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000

	Corporate issued asset-backed securities
	Chase Issuance Trust	Available-for-sale financial assets	—	—	—		—	—	US$	16,048	—	US$	497	US$	497		—	—	US$	15,507
	Discover Card Execution Note Trust	”	—	—	—		—	—	US$	12,142	—		—		—		—	—	US$	12,126
	Citibank Credit Card Issuance Trust	”	—	—	—		—	—	US$	9,778	—		—		—		—	—	US$	9,756

	Stock
	ASML	Available-for-sale financial assets	—	—	20,993	US$	2,284,919	—		—	20,993	US$	1,780,940	US$	1,085,474	US$	695,466	—		—

	Fund
	Primavera Capital Fund II L.P.	Financial assets carried at cost	—	—	—		—	—	US$	12,017	—		—		—		—	—	US$	12,017

TSMC Solar	Stock
	Motech	Investments accounted for using equity method	Public Market	Associate	87,480		3,408,945	—		—	29,160		1,209,114		1,006,730		202,384	Note 3		Note 3

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	The amount of disposal is the selling price less associated expenditure.
Note 3:	TSMC Solar was merged into TSMC on December 14, 2015. After the incorporation, Motech’s shares previously owned by TSMC Solar were directly held by TSMC.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
TSMC	Fab	July 09, 2014 to July 06, 2015	$3,222,693	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 13, 2014 to July 15, 2015	3,245,091	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 26, 2014 to July 17, 2015	323,819	Monthly settlement by the construction progress and acceptance	MandarTech Interiors Inc.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 03, 2014 to June 18, 2015	1,371,031	Monthly settlement by the construction progress and acceptance	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	October 02, 2015 to October 05, 2015	1,327,000	Monthly settlement by the construction progress and acceptance	Kedge Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 20, 2015 to November 23, 2015	349,823	Monthly settlement by the construction progress and acceptance	Lead Fu Industrials Corp.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 10, 2015 to December 11, 2015	870,000	Monthly settlement by the construction progress and acceptance	Chun Yuan Steel Industry Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationships	Purchases/Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total	Note
TSMC	TSMC North America	Subsidiary	Sales		$564,715,542	66	Net 30 days from invoice date (Note)	—	Note		$56,728,022	68
	GUC	Associate	Sales		3,252,282	—	Net 30 days from the end of the month of when invoice is issued	—	—		483,576	1
	TSMC China	Subsidiary	Purchases		22,459,951	31	Net 30 days from the end of the month of when invoice is issued	—	—		(1,541,231)	8
	WaferTech	Indirect subsidiary	Purchases		8,611,590	12	Net 30 days from the end of the month of when invoice is issued	—	—		(683,473)	3
	VIS	Associate	Purchases		7,148,777	10	Net 30 days from the end of the month of when invoice is issued	—	—		(532,097)	3
	SSMC	Associate	Purchases		3,977,638	6	Net 30 days from the end of the month of when invoice is issued	—	—		(301,108)	1
TSMC North America	GUC	Associate of TSMC	Sales	(US$	894,408 28,197)	—	Net 30 days from invoice date	—	—	(US$	20,735 630)	—
TSMC Solar	TSMC Solar Europe GmbH	Subsidiary	Sales		436,074	61	Net 90 days from the end of the month of when invoice is issued	—	—		—	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

December 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken
TSMC	TSMC North America	Subsidiary		$57,057,694	47	$5,268,560	—	$13,076,307	$—
	GUC	Associate		483,576	42	201,377	—	209,847	—

TSMC China	TSMC	Parent company	(RMB	1,541,231 304,245)	29	—	—	—	—

TSMC Technology	TSMC	Parent company	(US$	227,511 6,916)	Note 2	—	—	—	—

WaferTech	TSMC	Parent company	(US$	683,473 20,777)	29	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2015				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2015 (Foreign Currencies in Thousands)		December 31, 2014 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$167,755,236		$103,114,868	$5	100		$203,425,723		$22,522,263	$22,522,263	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,456,130		31,456,130	988,268	100		50,827,318		2,009,702	2,009,969	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		9,511,515		6,372,459	2,471,877	Associate
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		10,180,677		11,789,048	464,223	28		8,446,054		4,157,583	1,279,493	Associate
	TSMC North America	San Jose, California, USA	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		4,234,685		98,802	98,802	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,309,969		1,357,890	92,778	35		2,209,785		146,799	54,113	Associate
	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		5,221,931		—	58,320	12		2,053,562		(686,132)	(9,066)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,152,335		494,240	173,960	Associate
	VTAF II	Cayman Islands	Investing in new start-up technology companies		608,562		605,479	—	98		554,240		(5,358)	(5,251)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		844,775		844,775	—	99.5		440,901		(2,575)	(2,562)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities		394,674		—	36,600	100		394,364		(93,651)	(311)	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,499,452		1,850,782	—	98		385,834		(93,739)	(91,864)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		330,664		38,825	38,825	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		127,453		3,533	3,533	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		35,231		3,090	3,090	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		25,266		—	1	100		1,186		(35,666)	(1,730)	Subsidiary
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		—		11,180,000	—	—		—		(3,500,638)	(3,479,224)	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities		—		200,000	—	—		—		(101,697)	(101,697)	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investment activities		0.03		0.03	—	100		26,057,982		1,312,315	Note 2	Subsidiary
				(US$	0.001)	(US$	0.001)			(US$	792,156)	(US$	41,372)
	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry		4,973,856		1,414,485	86,000	98		7,018,048		1,115,859	Note 2	Subsidiary
				(US$	151,204)	(US$	43,000)			(US$	213,347)	(US$	35,178)
	TSMC Technology	Delaware, U.S.A	Engineering support activities		0.03		0.03	—	100		545,012		49,392	Note 2	Subsidiary
				(US$	0.001)	(US$	0.001)			(US$	16,568)	(US$	1,557)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2015				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2015 (Foreign Currencies in Thousands)		December 31, 2014 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	305,891 9,299)	(US$	305,891 9,299)	9,299	97	(US$	344,453 10,471)	(US$	3,334 105)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities		75,659		75,659	2,300	100		152,570		18,908		Note 2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	4,638)	(US$	596)

TSMC	ISDF	Cayman Islands	Investing in new start-up		$19,178		$19,178	583	97		$4,114		$(414)		Note 2	Subsidiary
Partners			technology companies	(US$	583)	(US$	583)			(US$	125)	(US$	(13))

VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies		48,085		71,711	—	100		26,148		30,617		Note 2	Subsidiary
				(US$	1,462)	(US$	2,180)			(US$	795)	(US$	965)
	Mutual-Pak	New Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	(US$	171,471 5,212)	(US$	171,471 5,212)	15,643	58	(US$	20,562 625)	(US$	(15,855 (500	) ))	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—		Note 2	Subsidiary

TSMC Solar	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		—		6,228,661	—	—		—		(686,132)		Note 2	Associate
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business		—		504,107	—	—		—		(5,127)		Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A	Selling and marketing of solar related products		—		236,025	—	—		—		(7,857)		Note 2	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		—		—	—	—		—		(35,666)		Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		—		53,092	—	—		—		(3,500,638)		Note 2	Associate

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices		—		—	293,637	100	(US$	6,372,230 193,714)	(US$	1,241,489 39,139)		Note 2	Subsidiary
TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		—	(EUR	446,400 12,400)	—	—		—	(EUR	(27,182 (766	) ))	Note 2	Subsidiary
VisEra Holding	VisEra Tech	Hsin-Chu, Taiwan	Produces semiconductor optical components and other semiconductor manufacturing and service	(US$	3,094,388 94,069)	(US$	3,094,388 94,069)	253,120	87	(US$	5,365,288 163,103)	(US$	312,427 9,850)		Note 2	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	(US$	200,100 6,083)	(US$	402,661 12,241)	18,504	6	(US$	718,577 21,845)	(US$	146,799 4,628)		Note 2	Associate

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR YEAR ENDED DECEMBER 31, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2015 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2015 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of December 31, 2015	Accumulated Inward Remittance of Earnings as of December 31, 2015
							Outflow	Inflow
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	$8,709,986	100%	$8,729,966 (Note 2)	$40,234,742	$—

Accumulated Investment in Mainland China as of December 31, 2015 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)
$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	Amount was recognized based on the audited financial statements.

THE CONTENTS OF STATEMENTS OF MAJOR

ACCOUNTING ITEMS

ITEM	STATEMENT INDEX

MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET	2
STATEMENT OF RECEIVABLES FROM RELATED PARTIES	3
STATEMENT OF INVENTORIES	4
STATEMENT OF OTHER CURRENT ASSETS	Note 14
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	5
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 12
STATEMENT OF CHANGES IN ACCUMULATED DEPRECIATION AND ACCUMULATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT	Note 12
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 13
STATEMENT OF GUARANTEE DEPOSITS	Note 19
STATEMENT OF DEFERRED INCOME TAX ASSETS / LIABILITIES	Note 26
STATEMENT OF SHORT-TERM LOANS	6
STATEMENT OF ACCOUNTS PAYABLES	7
STATEMENT OF PAYABLES TO RELATED PARTIES	8
STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS	9
STATEMENT OF PROVISIONS	Note 16
STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES	10
STATEMENT OF BONDS PAYABLE	11
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF NET REVENUE	12
STATEMENT OF COST OF REVENUE	13
STATEMENT OF OPERATING EXPENSES	14
STATEMENT OF OTHER OPERATING INCOME AND EXPENSES, NET	15
STATEMENT OF FINANCE COSTS	Note 24
STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION	16

STATEMENT 1

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CASH AND CASH EQUIVALENTS

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Description	Amount

Cash
Petty cash		$530
Cash in banks
Checking accounts and demand deposits		86,363,521
Foreign currency deposits	Including US$348,947 thousand @32.895, JPY7,135,593 thousand @0.2733 and EUR42 thousand @36.00	13,430,294
Time deposits	From 2015.05.15 to 2016.12.30, interest rates at 0.15%-1.16%, including NT$155,961,099 thousand, US$58,600 thousand @32.895, JPY2,156,004 thousand @0.2733 and EUR21,964 thousand @36.00	159,281,218
Cash equivalents
Repurchase agreements collateralized by corporate bonds	Expired by 2016.02.16, interest rates at 0.53%-0.72%	5,132,778
Repurchase agreements collateralized by government bonds	Expired on 2016.01.28, interest rates at 0.51%	285,242

Total		$264,493,583

STATEMENT 2

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Client Name	Amount

Spreadtrum Communications, Inc.	$5,308,108

Sony Electronics Inc.	2,326,651

NXP Semiconductors N.V.	2,139,193

MediaTek Inc.	1,405,175

Others (Note 1)	14,940,498

26,119,625

Less: Allowance for doubtful accounts	(483,502)

Total	$25,636,123

Note 1:	The amount of individual client included in others does not exceed 5% of the account balance.
Note 2:	The accounts receivable past due over one year amounted to NT$8,407 thousand for which the Company has recognized appropriate allowance for doubtful accounts.

STATEMENT 3

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF RECEIVABLES FROM RELATED PARTIES

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Client Name	Amount

TSMC North America	$56,728,022

Others (Note)	554,660

Total	$57,282,682

Note:	The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 4

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF INVENTORIES

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Net Realizable Value

Finished goods	$7,733,331	$19,513,611

Work in process	52,251,863	143,853,792

Raw materials	2,813,029	2,681,539

Supplies and spare parts	1,539,965	1,607,761

Total	$64,338,188	$167,656,703

STATEMENT 5

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Adjustments
								Adjustments to	Adjustments	Resulting
							Increase	Share of	Arising from	from the
							(Decrease)	Changes in	Changes in	Transactions
							in Using the	Equity of	Percentage of	with
	Balance, January 1, 2015		Additions		Decrease		Equity Method	Subsidiaries	Ownership in	Subsidiaries	Effect of Merger of Subsidiary		Balance, December 31, 2015			Market Value or Net Assets Value
	Shares		Shares		Shares		Amount	and Associates	Subsidiaries	and Associates	Shares		Shares			Unit Price
Investees	(In Thousands)	Amount	(In Thousands)	Amount	(In Thousands)	Amount	(Note 3)	Amount	Amount	Amount	(In Thousands)	Amount	(In Thousands)%		Amount	(NT$)	Total Amount	Collateral

Stocks

TSMC Global	3	$132,330,833	2	$64,640,368	—	$—	$6,454,522	$—	$—	$—	—	$—	5	100	$203,425,723		$203,425,723	Nil
TSMC Partners	988,268	47,449,368	—	—	—	—	3,327,674	21	104,263	(54,008)	—	—	988,268	100	50,827,318		50,884,696	Nil
VIS	546,223	10,105,485	—	—	(82,000)	(1,608,371)	59,238	(110,298)	—	—	—	—	464,223	28	8,446,054	$42.8 (Note 1)	19,868,766	Nil
SSMC	314	8,296,955	—	—	—	—	1,214,560	—	—	—	—	—	314	39	9,511,515		9,297,531	Nil
TSMC North America	11,000	3,984,370	—	—	—	—	250,315	—	—	—	—	—	11,000	100	4,234,685		4,234,685	Nil
TSMC Solar	1,118,000	2,877,984	357	1,785	(828,353)	—	(3,333,384)	37,099	—	1,474	(290,004)	415,042	—	—	—		—	Nil
Xintec	94,950	2,053,982	—	—	(2,172)	(47,921)	(45,935)	249,659	—	—	—	—	92,778	35	2,209,785	32.4 (Note 1)	3,006,017	Nil
GUC	46,688	1,102,704	—	—	—	—	34,511	(6)	—	15,126	—	—	46,688	35	1,152,335	66.0 (Note 2)	3,081,399	Nil
TSMC Europe	—	312,052	—	—	—	—	18,612	—	—	—	—	—	—	100	330,664		330,664	Nil
TSMC Japan	6	120,116	—	—	—	—	7,337	—	—	—	—	—	6	100	127,453		127,453	Nil
TSMC Korea	80	33,427	—	—	—	—	1,804	—	—	—	—	—	80	100	35,231		35,231	Nil
Motech	—	—	—	—	—	—	(9,252)	(22)	—	—	58,320	2,062,836	58,320	12	2,053,562	45.2 (Note 1)	2,636,054	Nil
Solar Europe GmbH	—	—	—	—	—	—	(1,612)	—	—	—	1	2,798	1	100	1,186		1,186	Nil
Chi Cherng	—	—	36,600	394,674	—	—	(310)	—	—	—	—	—	36,600	100	394,364		394,364	Nil

Subtotal		208,667,276		65,036,827		(1,656,292)	7,978,080	176,453	104,263	(37,408)		2,480,676			282,749,875		297,323,769

Capital

TSMC China	—	31,853,813	—	—	—	—	8,464,856	—	—	(83,927)	—	—	—	100	40,234,742		40,413,482	Nil
VTAF III	—	810,958	—	29,006	—	(380,336)	(73,794)	—	—	—	—	—	—	98	385,834		362,922	Nil
VTAF II	—	469,709	—	3,083	—	—	81,448	—	—	—	—	—	—	98	554,240		547,994	Nil
Emerging Alliance	—	155,122	—	—	—	—	285,779	—	—	—	—	—	—	99.5	440,901		440,902	Nil
TSMC GN	—	65,560	—	70,000	—	—	(99,789)	567	(28,844)	—	—	(7,494)	—	—	—		—	Nil

Subtotal		33,355,162		102,089		(380,336)	8,658,500	567	(28,844)	(83,927)		(7,494)			41,615,717		41,765,300

Total		$242,022,438		$65,138,916		$(2,036,628)	$16,636,580	$177,020	$75,419	$(121,335)		$2,473,182			$324,365,592		$339,089,069

Note 1:	The unit price is calculated by closing price of Gre Tai Securities Market as of December 31, 2015.
Note 2:	The unit price is calculated by closing price of the Taiwan Stock Exchange as of December 31, 2015.
Note 3:	Including share of profit or loss of subsidiaries and associates, share of other comprehensive income of subsidiaries and associates and cash dividends received from subsidiaries and associates.

STATEMENT 6

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF SHORT-TERM LOANS

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Type	Balance, End of Year	Contract Period	Range of Interest Rates (%)	Loan Commitments		Collateral	Remark

Unsecured loans
Bank Of America	$8,881,650	2015.12.28-2016.01.29	0.68-0.70	US$	300,000	Nil	—
Mizuho Bank, Ltd.	6,250,050	2015.12.29-2016.01.07	0.77	US$	200,000	Nil	—
JPMorgan Chase Bank N.A.	5,921,100	2015.12.03-2016.01.04	0.52	US$	200,000	Nil	—
Standard Chartered Bank	5,921,100	2015.12.10-2016.01.11	0.53	US$	300,000	Nil	—
Hua Nan Bank	3,618,450	2015.12.29-2016.01.28	0.76		$4,000,000	Nil	—
The Bank Of Nova Scotia	2,960,550	2015.12.23-2016.01.25	0.61		$3,500,000	Nil	—
The Bank Of Tokyo-Mitsubishi UFJ, Ltd.	2,960,550	2015.11.30-2016.01.21	0.50	US$	100,000	Nil	—
ING Bank N.V.	2,960,550	2015.12.28-2016.02.26	0.77	US$	100,000	Nil	—

	$39,474,000

STATEMENT 7

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCOUNTS PAYABLES

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

IBIDEN Co., Ltd.	$996,509

Others (Note)	15,706,461

Total	$16,702,970

Note:	The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 8

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO RELATED PARTIES

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

TSMC China	$1,541,231

WaferTech, LLC	683,473

VIS	532,097

SSMC	301,108

Xintec	268,308

TSMC Technology, Inc.	227,511

Others (Note)	205,903

Total	$3,759,631

Note:	The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 9

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Applied Materials South East Asia Pte Ltd.	$4,899,989

Lam Research International Sarl	2,584,642

TOKYO Electron Ltd.	2,084,006

Teradyne Asia Pte Ltd.	1,513,395

Others (Note)	14,264,174

Total	$25,346,206

Note:	The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 10

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Item	Amount

Guarantee deposit	$6,167,813

Utilities	2,579,631

Receipts in advance	1,483,189

Supplies purchased on behalf of customer	1,336,783

Interest expense	1,292,129

Insurance expense	1,271,147

Others (Note)	10,336,245

Total	$24,466,937

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 11

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF BONDS PAYABLE

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

					Amount
Bonds Name	Trustee	Issuance Date	Interest Payment Date	Coupon Rate (%)	Total Amount	Repayment paid	Balance, End of Year	Unamortized Premiums (Discounts)	Carrying Value	Repayment	Collateral

Domestic unsecured bonds-100-1
- A	Mega International Commercial Bank Co., Ltd.	2011.09.28	on 09.28 annually	1.40	$10,500,000	$—	$10,500,000	$—	$10,500,000	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2011.09.28	on 09.28 annually	1.63	7,500,000	—	7,500,000	—	7,500,000	Bullet repayment	Nil
Domestic unsecured bonds-100-2
- A	Mega International Commercial Bank Co., Ltd.	2012.01.11	on 01.11 annually	1.29	10,000,000	—	10,000,000	—	10,000,000	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2012.01.11	on 01.11 annually	1.46	7,000,000	—	7,000,000	—	7,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-1
- A	Mega International Commercial Bank Co., Ltd.	2012.08.02	on 08.02 annually	1.28	9,900,000	—	9,900,000	—	9,900,000	Bullet repayment	Nil
- B	Mega International Commercial Bank Co., Ltd.	2012.08.02	on 08.02 annually	1.40	9,000,000	—	9,000,000	—	9,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-2
- A	Taipei Fubon Commercial Bank Co., Ltd.	2012.09.26	on 09.26 annually	1.28	12,700,000	—	12,700,000	—	12,700,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2012.09.26	on 09.26 annually	1.39	9,000,000	—	9,000,000	—	9,000,000	Bullet repayment	Nil
Domestic unsecured bonds-101-3	Taipei Fubon Commercial Bank Co., Ltd.	2012.10.09	on 10.09 annually	1.53	4,400,000	—	4,400,000	—	4,400,000	Bullet repayment	Nil
Domestic unsecured bonds-101-4
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.23	10,600,000	—	10,600,000	—	10,600,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.35	10,000,000	—	10,000,000	—	10,000,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.01.04	on 01.04 annually	1.49	3,000,000	—	3,000,000	—	3,000,000	Bullet repayment	Nil
Domestic unsecured bonds-102-1
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.23	6,200,000	—	6,200,000	—	6,200,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.38	11,600,000	—	11,600,000	—	11,600,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.02.06	on 02.06 annually	1.50	3,600,000	—	3,600,000	—	3,600,000	Bullet repayment	Nil
Domestic unsecured bonds-102-2
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	on 07.16 annually	1.50	10,200,000	—	10,200,000	—	10,200,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.07.16	on 07.16 annually	1.70	3,500,000	—	3,500,000	—	3,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-3
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.08.09	on 08.09 annually	1.34	4,000,000	—	4,000,000	—	4,000,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.08.09	on 08.09 annually	1.52	8,500,000	—	8,500,000	—	8,500,000	Bullet repayment	Nil
Domestic unsecured bonds-102-4
- A	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.35	1,500,000	—	1,500,000	—	1,500,000	Bullet repayment	Nil
- B	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.45	1,500,000	—	1,500,000	—	1,500,000	Bullet repayment	Nil
- C	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.60	1,400,000	—	1,400,000	—	1,400,000	Bullet repayment	Nil
- D	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	1.85	2,600,000	—	2,600,000	—	2,600,000	Bullet repayment	Nil
- E	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	2.05	5,400,000	—	5,400,000	—	5,400,000	Bullet repayment	Nil
- F	Taipei Fubon Commercial Bank Co., Ltd.	2013.09.25	on 09.25 annually	2.10	2,600,000	—	2,600,000	—	2,600,000	Bullet repayment	Nil

TOTAL					$166,200,000	$—	$166,200,000	$—	$166,200,000

STATEMENT 12

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NET REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Shipments (Piece) (Note)	Amount

Sales of goods
Wafer	8,761,211	$797,756,060
Other		38,790,545

		836,546,605
Royalty		500,283

Net revenue		$837,046,888

Note:	12-inch equivalent wafers.

STATEMENT 13

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF COST OF REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Item	Amount

Raw materials used
Balance, beginning of year	$3,014,795
Raw material purchased	29,163,545
Raw materials, end of year	(2,813,029)
Transferred to manufacturing or operating expenses	(6,608,395)
Others	(27,102)

Subtotal	22,729,814
Direct labor	12,658,584
Manufacturing expenses	375,216,872

Manufacturing cost	410,605,270
Work in process, beginning of year	49,701,123
Work in process, end of year	(52,251,863)
Transferred to manufacturing or operating expenses	(9,472,491)

Cost of finished goods	398,582,039
Finished goods, beginning of year	9,443,538
Finished goods purchased	42,217,048
Finished goods, end of year	(7,733,331)
Transferred to manufacturing or operating expenses	(6,190,141)
Scrapped	(128,672)

Subtotal	436,190,481
Others	3,165,684

Total	$439,356,165

STATEMENT 14

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Item	Research and Development Expenses	General and Administrative Expenses	Selling Expenses

Payroll and related expense	$23,977,958	$6,557,997	$1,993,436

Consumables	14,196,785	113,938	6,834

Depreciation expense	14,127,458	789,948	7,775

Joint development project expenses	3,342,133	571	—

Repair and maintenance expense	2,260,310	1,008,671	599

Service Fee	35,974	927,046	12,013

Patents	—	1,589,326	—

Management fees of the Science Park Administration	—	1,544,783	—

Commission	—	—	782,326

Others (Note)	6,891,242	3,605,815	180,097

Total	$64,831,860	$16,138,095	$2,983,080

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 15

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF OTHER OPERATING INCOME AND EXPENSES, NET

FOR THE YEAR ENDED DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Item	Amount

Impairment loss on property, plant and equipment	$(228,037)
Others	(119,070)

Total	$(347,107)

STATEMENT 16

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION

FOR THE YEAR ENDED DECEMBER 31, 2015 AND 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Year Ended December 31, 2015				Year Ended December 31, 2014
	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total	Classified as Cost of Revenue	Classified as Operating Expenses	Classified as Other Operating Income and Expenses	Total

Labor cost (Note)
Salary and bonus	$43,217,080	$29,628,631	$—	$72,845,711	$39,235,966	$25,677,719	$—	$64,913,685
Labor and health insurance	2,305,905	1,429,355	—	3,735,260	2,094,985	1,254,245	—	3,349,230
Pension	1,230,033	685,417	—	1,915,450	1,147,151	617,474	—	1,764,625
Others	1,493,771	785,988	—	2,279,759	1,298,749	679,178	—	1,977,927

	$48,246,789	$32,529,391	$—	$80,776,180	$43,776,851	$28,228,616	$—	$72,005,467

Depreciation	$198,343,742	$14,925,181	$24,887	$213,293,810	$177,957,340	$13,607,832	$24,887	$191,590,059

Amortization	$1,605,572	$1,553,865	$—	$3,159,437	$1,304,885	$1,182,975	$—	$2,487,860

Note:	As of December 31, 2015 and 2014, the Company had 40,145 and 38,545 employees, respectively.